   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 19, 1996
                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------


                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                   ASSOCIATED WHOLESALE GROCERS GROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

         KANSAS                      5141                    48-1189356
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
      JURISDICTION        CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
   OF INCORPORATION OR
      ORGANIZATION)           5000 KANSAS AVENUE
                           KANSAS CITY, KANSAS 66106
                                (913) 288-1000
  (ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                         FRANCES PELLEGRINO PUHL, ESQ.
                              5000 KANSAS AVENUE
                           KANSAS CITY, KANSAS 66106
                                (913) 288-1000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
                             SHARI L. WRIGHT, ESQ.
                BLACKWELL SANDERS MATHENY WEARY & LOMBARDI L.C.
                              TWO PERSHING SQUARE
                             2300 MAIN, SUITE 1100
                          KANSAS CITY, MISSOURI 64108
                                (816) 274-6800

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this registration statement is declared effective and all other conditions to the Merger (as defined herein) have been satisfied or waived.
  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

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
                                                    PROPOSED       PROPOSED
                                                    MAXIMUM        MAXIMUM
                                      AMOUNT        OFFERING      AGGREGATE      AMOUNT OF
     TITLE OF EACH CLASS OF           TO BE          PRICE         OFFERING     REGISTRATION
   SECURITIES TO BE REGISTERED    REGISTERED(2)    PER SHARE        PRICE          FEE(3)
--------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
 share..........................    25,000,000        N/A        $27,695,054     $8,392.44
Rights to purchase Common
 Stock(1).......................    25,000,000        N/A            N/A            N/A
Options to purchase Common
 Stock(4).......................      98,777          N/A            N/A            N/A
Common Stock(4).................      98,777         $20(5)       $1,975,540      $598.65
Rights to purchase Common
 Stock(1).......................      98,777          N/A            N/A            N/A

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(1) Rights issuable pursuant to the Company's Shareholder Rights Plan. Under the Shareholder Rights Plan, each share of Common Stock issued is coupled with a Right for which no separate consideration is paid.
(2) Based upon the terms of the Agreement and Plan of Merger included in the Prospectus.
(3) Computed based on Rule 457(f)(2). Based on the book value of the shares of AWG Common Stock to be exchanged in the Merger, which as of October 5, 1996 was $27,695,054.
(4) To be issued pursuant to the Company's Recent Shareholder Option Program.
(5) The estimated exercise price of the options based upon the estimated initial public offering price of the Common Stock.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

                    ASSOCIATED WHOLESALE GROCERS GROUP, INC.

                             CROSS-REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

 FORM S-4 ITEM NUMBER AND CAPTION      LOCATION IN PROXY STATEMENT/PROSPECTUS
 --------------------------------   -------------------------------------------
A. INFORMATION ABOUT THE
   TRANSACTION
 1. Forepart of Registration
    Statement and Outside Front     Facing Page of Registration Statement;
    Cover Page of Prospectus......  Cross-Reference Sheet; Outside Front Cover
                                    Page
 2. Inside Front and Outside Back
    Cover Pages of Prospectus.....  Additional Information; Table of Contents
 3. Risk Factors, Ratio of
    Earnings to Fixed Charges, and  Summary of Proxy Statement/Prospectus; Risk
    Other Information.............  Factors
 4. Terms of the Transaction......  Summary of Proxy Statement/Prospectus; The
                                    Merger; Description of AWG Group Common
                                    Stock; Comparison of Shareholder Rights
 5. Pro Forma Financial
    Information...................  Pro Forma Financial Statements
 6. Material Contacts with the
    Company Being Acquired........  *
 7. Additional Information
    Required for Reoffering by
    Persons and Parties Deemed to
    be Underwriters...............  *
 8. Interests of Named Experts and
    Counsel.......................  Legal Matters; Experts
 9. Disclosure of Commission
    Position on Indemnification
    for Securities Act
    Liabilities...................  *
B. INFORMATION ABOUT THE
   REGISTRANT
10. Information with Respect to S-
    3 Registrants.................  *
11. Incorporation of Certain
    Information by Reference......  *
12. Information with Respect to S-
    2 or S-3 Registrants..........  *
13. Incorporation of Certain
    Information by Reference......  *
14. Information with Respect to
    Registrants Other Than S-3 or   Selected Consolidated Historical and Pro
    S-2 Registrants...............  Forma Financial Data; Management's
                                    Discussion and Analysis of Financial
                                    Condition and Results of Operations; Recent
                                    Developments; Business; Financial
                                    Statements
C. INFORMATION ABOUT THE COMPANY
   BEING ACQUIRED
15. Information with Respect to S-
    3 Companies...................  *
16. Information with Respect to S-
    2 or S-3 Companies............  *
17. Information with Respect to
    Companies Other Than S-3 or S-  Selected Consolidated Historical and Pro
    2 Companies...................  Forma Financial Data; Management's
                                    Discussion and Analysis of Financial
                                    Condition and Results of Operations; Recent
                                    Developments; Business; Market for Common
                                    Stock; Financial Statements

 FORM S-4 ITEM NUMBER AND CAPTION       LOCATION IN PROXY STATEMENT/PROSPECTUS
 --------------------------------    -------------------------------------------
D. VOTING AND MANAGEMENT
   INFORMATION
18.  Information if Proxies,
     Consents or Authorizations are  Outside Front Cover Page; Summary of Proxy
     to be Solicited...............  Statement/Prospectus; The Special Meeting;
                                     The Merger; Management of AWG Group;
                                     Executive Compensation; Certain
                                     Transactions; Security Ownership of Certain
                                     Beneficial Owners and Management
19. Information if Proxies,
    Consents or Authorizations are
    not to be Solicited or in an
    Exchange Offer.................  *

--------
* Inapplicable or the answer is negative and such information is omitted from the Proxy Statement/Prospectus.

                                     LOGO

                      ASSOCIATED WHOLESALE GROCERS, INC.
                              5000 KANSAS AVENUE
                           KANSAS CITY, KANSAS 66106

                                                                         , 1996

To Our AWG Shareholders:

  You are cordially invited to attend a Special Meeting of the shareholders ("Shareholders") of Associated Wholesale Grocers, Inc. ("AWG") to be held on
          , 1997 at      a.m. local time at           .

  This meeting has been called at the request of certain shareholders of AWG, as allowed by the Bylaws of AWG. On December 16, 1996, AWG was presented with demands signed by more than two-thirds of the shareholders of AWG, requesting that AWG call a special meeting as required by the Bylaws, at which the shareholders will be asked to vote upon a Merger (the "Merger"), as described below. The shareholders of AWG previously voted on the Merger at a special meeting held on November 3, 1996. As you know, at that meeting the Merger was not approved by the requisite two-thirds vote of holders of the Class A common stock and Class B common stock of AWG. The aforementioned shareholders have requested that the shareholders vote again on the Merger.

  At this new special meeting, you will be asked to consider and to vote upon the Merger between AWG and a subsidiary of AWG that will result in the conversion of AWG from a retailer-owned corporation operating in a cooperative manner to a publicly traded general business corporation that will continue to be controlled initially by the retailers. Specifically, you are being asked to approve an Agreement and Plan of Merger pursuant to which (i) all outstanding shares of AWG common stock will be converted into the right to receive shares of common stock of Associated Wholesale Grocers Group, Inc. ("AWG Group" or the "Company"), a newly-formed Kansas corporation, and (ii) AWG will become a wholly-owned subsidiary of AWG Group by merging with AWG Merger Corp. ("Merger Corp."), a wholly-owned subsidiary of AWG Group. AWG will be the surviving corporation in the Merger. The Merger will only be effected in connection with an underwritten initial public offering of shares of common stock of AWG Group. Accordingly, a vote for the Merger is in effect a vote to proceed with the initial public offering. The initial public offering is presently anticipated to generate gross proceeds of $200 million for AWG Group. The final public equity market valuation of AWG Group and the resulting price per share at which shares of common stock of AWG Group are sold in the initial public offering may be above or below the valuation range and per share price used by AWG Group in connection with the Merger, as discussed in the accompanying Proxy Statement/Prospectus. As a result of these transactions, immediately after the Merger and initial public offering, current AWG Shareholders will own a controlling interest, presently anticipated to be approximately 71%, in a publicly traded general business corporation. Your Board of Directors recommends approval of the Merger for the reasons set forth in the accompanying Proxy Statement/Prospectus.

  As was previously stated, your Board of Directors and management believe the combined Merger and initial public offering will provide significant benefits to AWG Shareholders. The funds raised through the initial public offering will be used by AWG Group to redeem a portion of the patronage certificates, repay member deposits, reduce obligations under AWG's line of credit, fund expansion activities, fund a retailer loan program, and for potential strategic acquisitions and general corporate purposes. In addition, because the Company's stock will be traded on the New York Stock Exchange, Shareholders will be able to use their shares as collateral for loans in connection with certain store development financing transactions and the Company will have access to additional financing sources through public capital markets for the continued growth of AWG. Presently, Shareholders who wish to sell their shares of AWG common stock must sell such shares to AWG at a price equal to their book value. The transaction will provide Shareholders the opportunity to realize the full public equity market value of AWG.

  The proposed Merger is more fully described in the accompanying Proxy Statement/Prospectus and its various attachments. I encourage you to study these materials carefully.

  YOUR BOARD OF DIRECTORS AND MANAGEMENT HAVE CAREFULLY REVIEWED AND CONSIDERED THE TERMS AND CONDITIONS OF THE MERGER AGREEMENT, CONTINUE TO BELIEVE THAT IT IS IN THE BEST INTERESTS OF AWG AND ITS SHAREHOLDERS AND RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE MERGER AGREEMENT AS DESCRIBED IN THE ATTACHED PROXY STATEMENT/PROSPECTUS.

  The vote by holders of of two-thirds of the outstanding shares of AWG Class A and B common stock, voting as separate classes, is required to approve the Merger Agreement. Therefore, your vote is very important. PLEASE KEEP IN MIND THAT, UNDER MISSOURI LAW, THE FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT. Therefore, to ensure your shares will be represented at the meeting, whether or not you plan to attend, I urge you to complete and mail your proxy card promptly in the enclosed self-addressed envelope, which requires no postage. If you attend the meeting and so desire, your proxy card will be returned to you so you can vote in person.

  The other directors and I look forward to meeting with you at the Special Meeting.

                                          Sincerely,
                                          LOGO

                                          J. Fred Ball
                                          Chairman of the Board

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

  NOTICE IS HEREBY GIVEN that a Special Meeting of the shareholders ("Shareholders") of Associated Wholesale Grocers, Inc., a Missouri corporation ("AWG"), will be held at the
                                                             , on
                        , commencing at      a.m., for the following purposes:

    (1) To consider and to vote upon an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached as Annex A to the Proxy Statement/Prospectus, pursuant to which (a) the Shareholders of AWG will become shareholders of Associated Wholesale Grocers Group, Inc. ("AWG Group"), and (b) AWG will become a wholly-owned subsidiary of AWG Group by merging with AWG Merger Corp. ("Merger Corp."), a wholly-owned subsidiary of AWG Group (the "Merger"). Pursuant to the Merger Agreement, all outstanding shares of common stock of AWG (except those held by dissenting Shareholders, if any) will be converted into shares of common stock of AWG Group in accordance with the formula described in the accompanying Proxy Statement/Prospectus.

    (2) To transact such other business as may properly come before the meeting.

  The Merger will only be effected in connection with an underwritten initial public offering of shares of common stock of AWG Group. Accordingly, a vote for the Merger is in effect a vote to proceed with the initial public offering, as discussed in the accompanying Proxy Statement/Prospectus.

  The final public equity market valuation of AWG Group and the resulting price per share at which shares of common stock of AWG Group are sold in the initial public offering may be above or below the valuation range and per share price used by AWG Group in connection with the Merger, as discussed in the accompanying Proxy Statement/Prospectus.

  Shareholders who hold shares of Class A common stock of record at the close
of business on December   , 1996, are entitled to notice of and to vote on
each matter presented at the Special Meeting, voting as a separate class. Shareholders who hold shares of AWG Class B common stock of record at the
close of business on December   , 1996, are entitled to notice of and to vote
on the proposal to approve the Merger Agreement, voting as a separate class. Shareholders who comply with certain provisions of the Missouri General and Business Corporation Law (the "MGBCL") may dissent from the Merger and demand payment of the fair value of their shares. A copy of the applicable provisions of the MGBCL is attached as Annex C to the accompanying Proxy Statement/Prospectus.

  Whether or not you plan to attend the Special Meeting in person, you are requested to sign, date and return the enclosed proxy card in the enclosed prepaid envelope as soon as possible. Shareholders attending the Special Meeting may vote in person even if they have returned a proxy card.

                                          By Order of the Board of Directors,

                                          LOGO
                                          Joseph L. Campbell, II
                                          Vice President, Treasurer and
                                           Secretary

Kansas City, Kansas
          ,

                                PROXY STATEMENT
                                      OF
                      ASSOCIATED WHOLESALE GROCERS, INC.
                                      AND
                                 PROSPECTUS OF
                   ASSOCIATED WHOLESALE GROCERS GROUP, INC.

  This Proxy Statement/Prospectus is being furnished to the holders of outstanding shares of Class A common stock, $100 par value ("AWG Class A Common Stock") and Class B common stock, $100 par value ("AWG Class B Common Stock") (collectively, "AWG Common Stock"), of ASSOCIATED WHOLESALE GROCERS, INC., a Missouri corporation ("AWG" or the "Company"), in connection with the solicitation by the Board of Directors of AWG (the "AWG Board") of proxies for use at the Special Meeting of the shareholders of AWG ("Shareholders") to be
held on                 , at      a.m., local time, at      , and at any
adjournments thereof (the "Special Meeting").

  This Special Meeting has been called at the request of certain shareholders of AWG, as allowed by the Bylaws of AWG. On December 16, 1996, AWG was presented with demands signed by more than two-thirds of the shareholders of AWG, requesting that AWG call a special meeting as required by the Bylaws, at which the shareholders of AWG will be asked to vote upon a Merger (the "Merger"), as described below. The shareholders previously voted on the Merger at a special meeting held on November 3, 1996. At that meeting, the Merger was not approved by the requisite two-thirds vote of holders of the Class A Common Stock and Class B Common Stock of AWG. The aforementioned shareholders have requested that the shareholders vote again on the Merger.

  At the Special Meeting, Shareholders will be asked to approve an Agreement and Plan of Merger, as amended (the "Merger Agreement") pursuant to which (i) outstanding shares of AWG Common Stock will be converted into the right to receive an aggregate of 25 million shares of common stock, $.01 par value ("AWG Group Common Stock"), of Associated Wholesale Grocers Group, Inc., a Kansas corporation ("AWG Group") and (ii) AWG Merger Corp. ("Merger Corp."), a wholly-owned subsidiary of AWG Group, will be merged with and into AWG with AWG as the surviving corporation (the "Merger"). See "THE MERGER--Terms of the Merger." Shares of AWG Group Common Stock will be entitled to one vote per share on all matters submitted to a vote of shareholders, and are subject to certain restrictions on transfer. See "DESCRIPTION OF AWG GROUP CAPITAL STOCK." A copy of the Merger Agreement appears as Annex A to this Proxy Statement/Prospectus and should be read in its entirety. The Merger will only be effected in connection with an underwritten initial public offering of shares of AWG Group Common Stock. Accordingly, a vote for the Merger is in effect a vote to proceed with the Initial Public Offering, as defined below.

  This Proxy Statement/Prospectus also constitutes the prospectus of AWG Group with respect to (i) 25 million shares of AWG Group Common Stock to be issued in the Merger to the holders of AWG Common Stock and (ii) 98,777 options to purchase shares of AWG Group Common Stock to be issued in connection with the Recent Shareholder Option Program and 98,777 shares of AWG Group Common Stock issuable upon exercise of such options. See "THE MERGER--Terms of the Merger" and "RETAILER INCENTIVE PROGRAMS--Recent Shareholder Option Program."

  If the Merger Agreement is approved by the Shareholders, the Board of Directors of AWG Group intends to proceed with an initial public offering in which shares of AWG Group Common Stock will be sold to the public (the "Initial Public Offering"). The Initial Public Offering is presently anticipated to consist of 10 million shares of AWG Group Common Stock and to generate gross proceeds of approximately $200 million for AWG Group. The final public equity market valuation of AWG Group and the resulting price per share at which shares of AWG Group Common Stock are sold in the Initial Public Offering may be above or below the valuation range and per share price used by AWG Group in connection with the Merger. See "THE MERGER--Valuation by Underwriters." See "THE INITIAL PUBLIC OFFERING." It is presently anticipated that, immediately following effectiveness of the Merger Agreement and consummation of the Initial Public Offering, the shares of AWG Group Common Stock held by AWG's Shareholders will constitute approximately 71% of the outstanding shares of AWG Group Common Stock. See "THE INITIAL PUBLIC OFFERING."

  SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY A PROSPECTIVE INVESTOR.

 THE SECURITIES TO BE  ISSUED PURSUANT TO THE MERGER  AGREEMENT HAVE NOT BEEN
  APPROVED OR DISAPPROVED BY THE  SECURITIES AND EXCHANGE COMMISSION NOR HAS
   THE COMMISSION PASSED UPON THE  ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  No person is authorized on behalf of AWG Group or the Company to give any information or to make any representation other than those contained or incorporated by reference in this Proxy Statement/Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities pursuant to this Proxy Statement/Prospectus, under any circumstances, creates an implication that there has been a change in the affairs of AWG, AWG Group or Merger Corp. or in the information set forth herein since the date of this Proxy Statement/Prospectus.

  This Proxy Statement/Prospectus does not cover any resale of the securities to be received by Shareholders of AWG upon consummation of the Merger, and no person is authorized to make any use of this Proxy Statement/Prospectus in connection with any such resale.

  The date of this Proxy Statement/Prospectus is           , 199 . This Proxy
Statement/Prospectus is first being mailed to the Shareholders of AWG on or
about           , 199 .

                            ADDITIONAL INFORMATION

  AWG Group has filed a registration statement on Form S-4 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of AWG Group Common Stock to be issued in connection with the Merger. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. The Registration Statement is available for inspection and copying at the Public Reference Room of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                               TABLE OF CONTENTS

SUMMARY OF PROXY STATEMENT/PROSPECTUS.......................................   6
  Overview of Proposed Transactions.........................................   6
  The Previous Special Meeting..............................................   6
  The Special Meeting.......................................................   7
  Parties to the Merger.....................................................   7
  The Merger................................................................   8
  Conditions to the Merger; Effective Time..................................   8
  Recommendation of Board of Directors......................................   9
  The Initial Public Offering...............................................   9
  Current Year Patronage Rebate.............................................   9
  Treatment of Outstanding Patronage Certificates and Member Deposits.......   9
  Recent Shareholder Option Program.........................................  10
  New Retailer Incentive Program............................................  10
  Market for Common Stock and Dividends.....................................  10
  Rights of Shares Before and After the Merger..............................  10
  Dissenters' Rights........................................................  11
  Federal Income Tax Consequences...........................................  12
  Conflicts of Interest.....................................................  12
RISK FACTORS................................................................  13
THE COMPANIES...............................................................  15
THE SPECIAL MEETING.........................................................  15
  Purpose of Special Meeting................................................  15
  Voting at the Special Meeting.............................................  16
  Proxies...................................................................  16
  Proxy Solicitation........................................................  17
  The Previous Special Meeting..............................................  17
  Other Matters to be Considered............................................  17
THE MERGER..................................................................  17
  Reasons for the Merger; Recommendation of the Board of Directors..........  17
  Events Since the November 3 Special Meeting...............................  19
  Valuation by Underwriters.................................................  20
  Terms of the Merger; Directors and Executive Officers.....................  21
  Conversion Formula........................................................  22
  Treatment of Patronage Certificates.......................................  24
  Interests of Certain Persons in the Merger................................  24
  Merger Procedures.........................................................  24
  Operations after the Merger...............................................  25
  Dissenters' Rights........................................................  25
  Federal Income Tax Consequences of the Merger.............................  26
  Abandonment and Termination; Amendment of the Merger Agreement............  26
RETAILER INCENTIVE PROGRAMS.................................................  27
  New Retailer Incentive Program............................................  27
  Recent Shareholder Option Program.........................................  27
  Federal Income Tax Consequences of Retailer Incentive Programs............  27
THE INITIAL PUBLIC OFFERING.................................................  28
CAPITALIZATION..............................................................  29
SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA...............  30
PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.............  32

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS.......................................  35
  Overview.................................................................  35
  Forty Weeks Ended October 5, 1996, Compared to Forty Weeks
   Ended October 7, 1995...................................................  36
  1995 Compared to 1994....................................................  37
  1994 Compared to 1993....................................................  37
  Liquidity and Capital Resources..........................................  38
BUSINESS...................................................................  39
  General..................................................................  39
  Business Strategy........................................................  40
  Growth Strategy..........................................................  40
  Store Development Services...............................................  41
  Concept Stores...........................................................  43
  Valu Merchandisers.......................................................  43
  Private Label Programs...................................................  44
  Retailer Support Services................................................  44
  Corporate Sales Development..............................................  45
  Pricing Policy...........................................................  46
  Procurement..............................................................  46
  Distribution Centers.....................................................  47
  Transportation...........................................................  48
  Management Operating Systems.............................................  49
  Competition..............................................................  50
  Facilities...............................................................  50
  Employee Relations.......................................................  51
  Material Customer........................................................  51
  Legal Proceedings........................................................  51
  Regulation...............................................................  52
MANAGEMENT.................................................................  52
  Directors and Executive Officers of AWG Group and Certain Key Personnel
   of AWG..................................................................  52
  Directors and Executive Officers.........................................  53
  Certain Key Personnel of AWG.............................................  54
EXECUTIVE COMPENSATION.....................................................  55
  Pension Plans............................................................  55
  Equity Incentive Plan....................................................  56
  Director Compensation....................................................  56
CERTAIN TRANSACTIONS.......................................................  57
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.............  57
DESCRIPTION OF AWG GROUP CAPITAL STOCK.....................................  59
  Common Stock.............................................................  59
  Preferred Stock..........................................................  59
  Shareholder Rights Plan..................................................  59
  Limitations on Change of Control.........................................  61
  Transfer Restrictions....................................................  61
COMPARISON OF SHAREHOLDER RIGHTS...........................................  62
  General..................................................................  62
  Number of Directors......................................................  62
  Vacancies on the Board of Directors......................................  62

  Removal of Directors.....................................................  62
  Voting...................................................................  62
  Special Meetings.........................................................  63
  Indemnification; Limitation of Liability.................................  63
  Shareholder Inspection...................................................  64
  Amendment of Articles of Incorporations..................................  64
  Amendment of Bylaws......................................................  64
  Notice of Shareholder Proposals; Nominations of Directors................  64
  Shareholders' Vote for Mergers...........................................  65
  Appraisal Rights.........................................................  65
  Anti-takeover Statutes...................................................  65
MARKET FOR COMMON STOCK....................................................  66
SHARES ELIGIBLE FOR FUTURE SALE............................................  66
LEGAL MATTERS..............................................................  67
EXPERTS....................................................................  67
REPORTS TO SECURITIES HOLDERS..............................................  67
INDEX TO FINANCIAL STATEMENTS.............................................. F-1
AGREEMENT AND PLAN OF MERGER........................................... ANNEX A
AWG GROUP ARTICLES OF INCORPORATION.................................... ANNEX B
SECTION 351.455 OF THE MGBCL........................................... ANNEX C
AWG GROUP BYLAWS....................................................... ANNEX D

                     SUMMARY OF PROXY STATEMENT/PROSPECTUS

  The following is a summary of certain important terms and conditions of the Merger and related information. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information appearing in this Proxy Statement/Prospectus, including the Annexes hereto. Shareholders are urged to read this Proxy Statement/Prospectus and the Annexes in their entirety. References to AWG herein shall include AWG and its direct and indirect subsidiaries.

OVERVIEW OF PROPOSED TRANSACTIONS

  The AWG Board, together with management and with the advice of the Company's financial and legal advisors, has been studying the possibility of converting AWG from a corporation operating as a cooperative to a general business corporation and undertaking an initial public stock offering. The Merger to be acted upon at the Special Meeting is an essential element of the conversion and public offering. The proposed conversion will not occur unless AWG Group has entered into a firm commitment underwriting agreement with respect to the Initial Public Offering. As a result of the proposed conversion, AWG will no longer distribute a portion of its profits as patronage to its Shareholders. Shareholders should carefully consider the impact on their business of the loss of patronage rebates.

  The AWG Board has carefully considered the formula included in the Merger Agreement that provides for the manner of converting shares of AWG Common Stock into shares of AWG Group Common Stock and believes the formula is a reasonable and appropriate way to allocate the value of AWG among its Shareholders. The formula considers both current stock ownership and the relative purchasing levels of Shareholders since January 1, 1989. See "THE MERGER--Conversion Formula."

  Following the Merger and Initial Public Offering, a significant amount of cash will be made available to Shareholders through the payment of 100% of 1996 patronage rebates in cash (approximately $64 million, based on 1996 projected operating results). In addition, a portion of the proceeds of the Initial Public Offering will be used to repay all member deposit certificates ("Member Deposit Certificates") (approximately $12 million) and redeem all patronage rebate certificates ("Patronage Certificates") held by Shareholders holding Patronage Certificates with an aggregate principal amount of less than $1 million (approximately $56 million). The Company believes this capital (approximately $132 million in the aggregate) will allow its retailers to facilitate additional store openings and remodeling programs, which are expected to stimulate increased revenue growth for the retailers and, in turn, for the Company.

  Immediately following the Merger and the Initial Public Offering, AWG will continue to be controlled by its current Shareholders, who will own approximately 71% of the outstanding AWG Group Common Stock. See "THE INITIAL PUBLIC OFFERING." The AWG Board believes that retailer ownership is strategically important to the continued success of AWG. As a result, the AWG Board has implemented several protections against the loss of such control, including various corporate anti-takeover provisions and a two-year restriction on sales of AWG Group Common Stock received by the Shareholders in the Merger. See "DESCRIPTION OF AWG GROUP CAPITAL STOCK."

  THE AWG BOARD RECOMMENDS THAT THE SHAREHOLDERS APPROVE THE MERGER AGREEMENT.

THE PREVIOUS SPECIAL MEETING

  A special meeting of the Shareholders was held on Sunday, November 3, 1996 to vote on the Merger. At that meeting, the holders of Class B Common Stock approved the Merger by the requisite two-thirds vote. The holders of Class A Common Stock voted 237 in favor, 111 against and 14 not voting. Thus, the proposal fell five votes short of the two-thirds vote required of the Class A holders.

THE SPECIAL MEETING

  This Special Meeting has been called at the request of certain Shareholders, as allowed by the Bylaws of AWG. On December 16, 1996, AWG was presented with demands signed by more than two-thirds of the Shareholders, requesting that AWG call a special meeting as required by the Bylaws, at which the Shareholders will be asked to vote upon the Merger. The Shareholders previously voted on the Merger at the special meeting held on November 3, 1996. The aforementioned Shareholders have requested that the Shareholders vote again on the Merger.

  The Special Meeting will be held on       ,            , at  :   a.m., local
time, at
      , to consider and to vote upon approval of the Merger Agreement and such other matters as may properly come before the Special Meeting. Only Shareholders of record at the close of business on December 27, 1996 (the "Record Date") will be entitled to notice of, and to vote at, the Special Meeting. Each outstanding share of AWG Class A Common Stock is entitled to one vote upon each matter presented at the Special Meeting, voting as a separate class. Each outstanding share of AWG Class B Common Stock is entitled to one vote upon the proposal to approve the Merger Agreement, voting as a separate class. The presence, in person or by properly executed proxy, of a majority of the voting power of the shares of AWG Class A Common Stock issued, outstanding and entitled to vote is necessary to constitute a quorum of AWG Class A Common Stock at the Special Meeting. The presence, in person or by properly executed proxy, of a majority of the voting power of the shares of AWG Class B Common Stock issued, outstanding and entitled to vote is necessary to constitute a quorum of AWG Class B Common Stock at the Special Meeting. At the close of business on the Record Date, 5,550 and 14,870 shares of AWG Class A Common Stock and AWG Class B Common Stock, respectively, were issued, outstanding and entitled to vote. See "THE SPECIAL MEETING."

  Under the Missouri General Business Corporation Law (the "MGBCL"), the affirmative vote of holders of (i) two-thirds of the outstanding shares of AWG Class A Common Stock, and (ii) two-thirds of the outstanding shares of AWG Class B Common Stock, voting as separate classes, is required to approve the Merger Agreement. All of the members of the Board of Directors of AWG are affiliated with Shareholders of AWG, constituting approximately 5% of the shares of AWG Class A Common Stock and 6% of the shares of AWG Class B Common Stock entitled to vote at the Special Meeting. Shareholders who do not vote to approve the Merger Agreement and who otherwise comply with the requirements of the MGBCL may dissent from the Merger and demand payment of the fair value of their shares of AWG Common Stock. See "THE MERGER--Dissenters' Rights."

PARTIES TO THE MERGER

  AWG. AWG, a Missouri corporation, is a retailer-owned wholesale food distributor operating on a cooperative basis supplying a wide variety of food products and non-food items and services to approximately 840 retail grocery stores and supermarkets located in Arkansas, Illinois, Iowa, Kansas, Kentucky, Missouri, Nebraska, Oklahoma, Tennessee and Texas. AWG buys, sells and delivers a wide variety of groceries, frozen foods, meats, produce, dairy products, bakery, deli, health and beauty products and general merchandise to its Shareholders. As an integral part of its business and growth strategy, AWG offers a variety of value-added support services to its Shareholders, including store development and engineering services, financing assistance, merchandising and advertising services, technological support and insurance services, all of which are designed to enhance the Shareholders' retail capabilities. AWG's principal executive offices are located at 5000 Kansas Avenue, Kansas City, Kansas 66106 and its telephone number is (913) 288-1000.

  AWG Group. AWG Group was formed in August 1996 under Kansas law as a general business corporation and, prior to the Merger, will be a wholly-owned subsidiary of AWG. Before the Merger, AWG Group will have only nominal assets and liabilities and no income. After the Merger, AWG Group will be a holding company not directly engaged in the operation of any business. AWG Group's consolidated financial position immediately after the Merger will be substantially identical to that of AWG immediately before the Merger. AWG Group's principal executive offices are located at 5000 Kansas Avenue, Kansas City, Kansas 66106, and its telephone number is (913) 288-1000.

  Merger Corp. Merger Corp. was formed in August 1996 under Missouri law as a general business corporation in order to effect the Merger and, immediately prior to the Merger, will be a wholly-owned subsidiary of AWG Group. Before the Merger, Merger Corp. will have only nominal assets and liabilities and no income. After the Merger, Merger Corp. will be merged with and into AWG and thereafter will cease to exist. Merger Corp.'s principal executive offices are located at 5000 Kansas Avenue, Kansas City, Kansas 66106, and its telephone number is (913) 288-1000.

THE MERGER

  Subject to the approval of the Merger Agreement by the Shareholders and the satisfaction of certain other conditions, each outstanding share of AWG Common Stock, except for shares of AWG Common Stock held by Shareholders dissenting from the Merger ("Dissenting Shares"), will be converted automatically into the right to receive shares of AWG Group Common Stock in accordance with the conversion formula included in the Merger Agreement and described herein. A total of 25 million shares of AWG Group Common Stock will be issued to Shareholders in the Merger. The conversion formula essentially provides that outstanding shares of AWG Common Stock will be converted into (i) approximately 6% of the shares of AWG Group Common Stock issued in the Merger based upon the book value of the AWG Common Stock as of June 15, 1996, and (ii) the balance of the shares of AWG Group Common Stock to be issued in the Merger based upon the relative volume of qualifying purchases of each Shareholder from AWG during the seven fiscal years ended December 30, 1995 and for the year-to-date period ending September 7, 1996. See "THE MERGER--Conversion Formula."

  An informational statement accompanying this Proxy Statement/Prospectus describes, for the individual Shareholder to whom this Proxy Statement/Prospectus has been sent, AWG's calculation of such Shareholder's qualifying purchases and current stock ownership, together with the percentage of shares of AWG Group Common Stock tentatively issuable to such Shareholder in the Merger. The actual percentage of shares of AWG Group Common Stock issued to each Shareholder in the Merger will vary from the percentage shown on the informational statement in the event there are any Dissenting Shares, any change in AWG's calculation of qualifying purchases for a particular Shareholder or any change in outstanding shares of AWG Common Stock. See "THE MERGER--Conversion Formula."

  A copy of the Merger Agreement appears as Annex A to this Proxy
Statement/Prospectus and should be read in its entirety. Upon consummation of the Merger, AWG will be merged with Merger Corp. with AWG as the surviving corporation and AWG will become a wholly-owned subsidiary of AWG Group.

CONDITIONS TO THE MERGER; EFFECTIVE TIME

  Consummation of the Merger is subject to certain conditions, including approval of the Merger Agreement by the Shareholders at the Special Meeting and the execution by AWG Group of a firm commitment underwriting agreement with respect to the Initial Public Offering. Accordingly, a vote for the Merger is in effect a vote to proceed with the Initial Public Offering. See "THE INITIAL PUBLIC OFFERING." The Merger will become effective (the "Effective Time") upon the issuance of a certificate of merger from the Secretary of State of the State of Missouri.

RECOMMENDATION OF BOARD OF DIRECTORS

  The AWG Board has approved the Merger Agreement and recommends that Shareholders vote FOR the Merger Agreement. In arriving at its recommendation, the AWG Board considered the following factors (a) the changing nature of the wholesale food business, (b) the need for AWG to create a permanent equity base and to have access to the public capital markets to provide additional resources to promote continued growth, (c) the desirability of providing Shareholders a vehicle to realize the full public equity market value of AWG,
(d) the ability to generate significant cash to redeem approximately $68 million in Member Deposit Certificates and Patronage Certificates, which will provide capital to retailers to allow them to facilitate additional store openings and remodeling programs, (e) AWG's continuing commitment to the concept of a retailer-controlled distribution system, (f) AWG's continuing commitment to maintaining its competitive low-cost position, (g) the ability to use AWG Group Common Stock as consideration for potential acquisitions, and (h) the public equity market valuation of AWG provided by the Underwriters (as defined below). See "THE MERGER--Reasons for the Merger; Recommendation of the Board of Directors."

THE INITIAL PUBLIC OFFERING

  If the Merger Agreement is approved by the Shareholders, AWG Group will proceed with the Initial Public Offering of an anticipated 10 million shares of AWG Group Common Stock. AWG Group expects that the net proceeds of the Initial Public Offering will be used (i) to redeem a portion of the outstanding Patronage Certificates and repay outstanding Member Deposit Certificates, (ii) to reduce amounts outstanding under AWG's revolving credit line that were borrowed to fund various recently completed capital projects, (iii) to fund expansion of existing facilities or construction of new facilities, (iv) for potential strategic acquisitions, (v) to provide financing to retailers for store development, and (vi) for general corporate purposes. The final public equity market valuation of AWG Group and the resulting price per share at which shares of AWG Group Common Stock are sold in the Initial Public Offering may be above or below the valuation range and per share price used by AWG Group in connection with the Merger. See "THE INITIAL PUBLIC OFFERING" and "THE MERGER-- Valuation by Underwriters."

CURRENT YEAR PATRONAGE REBATE

  AWG's Bylaws provide that patronage rebates shall be declared following the end of each fiscal year. The Merger will result in a cessation of AWG's operations as a cooperative, thus creating a short year in 1997 for the calculation of patronage rebates. In the event the Merger is approved and the Initial Public Offering is consummated prior to the end of March 1997, patronage rebates for 1996 will be paid in cash. In the event the Merger is approved but the Initial Public Offering is not consummated until after March 1997, patronage rebates for 1996 will be paid partly in cash and partly with Patronage Certificates, which will be redeemed shortly after the Initial Public Offering is consummated. Patronage rebates will be calculated for the 1997 short year on the same basis as in the past; however, 100% of the rebates associated with the short year will be paid to the Shareholders in cash. Based on 1996 projected operating results, payment of 1996 patronage is estimated to be approximately $64 million and will provide a significant cash infusion to retailers that will be available for additional store openings and remodeling programs. Following the Merger, AWG will no longer operate as a cooperative and, accordingly, will no longer pay rebates to its Shareholders. See "THE MERGER--Treatment of Patronage Certificates."

TREATMENT OF OUTSTANDING PATRONAGE CERTIFICATES AND MEMBER DEPOSITS

  Following consummation of the Initial Public Offering, AWG Group will use a portion of the proceeds to effect the redemption of certain outstanding Patronage Certificates and to repay all Member Deposit Certificates. Present and former Shareholders holding outstanding Patronage Certificates having an aggregate face value per holder of less than $1 million will have those Certificates redeemed at face value. The great majority of these funds will be paid to the Company's smaller retailers and is expected to provide a significant cash infusion to such retailers that will be available for additional store openings and remodeling programs. Present and former Shareholders holding outstanding Patronage Certificates issued with respect to fiscal years prior to 1996 and having an aggregate face value of $1 million or more will not have those Certificates redeemed from the proceeds of the Initial Public Offering; such Certificates will be paid as they mature, bearing interest at a fixed rate of 6% per annum. See "THE MERGER--Treatment of Patronage Certificates."

RECENT SHAREHOLDER OPTION PROGRAM

  The retention of existing retailers will be fundamental to the business of AWG Group. Retailers who became Shareholders in 1996 will receive a smaller allocation of AWG Group Common Stock than if they had been Shareholders throughout the purchase allocation measurement period. To encourage such Shareholders to remain customers, AWG Group will issue options to purchase 98,777 shares of AWG Group Common Stock to retailers who became Shareholders subsequent to January 1, 1996. The number of shares subject to options will, for each recent Shareholder, equal the difference between the number of shares of AWG Group Common Stock actually received by such Shareholder in the Merger and the number of shares such Shareholder would have received in the Merger had it become a Shareholder on January 1, 1996. The options will be exercisable only during a 90-day period beginning 90 days after the end of the third full fiscal year after the date of grant at the price at which shares of AWG Group Common Stock are sold in the Initial Public Offering and will be forfeited if the retailer does not maintain a certain level of purchase activity (80% of 1996 annualized purchases) from AWG each year throughout the three-year period. See "RETAILER INCENTIVE PROGRAMS."

NEW RETAILER INCENTIVE PROGRAM

  Continuing to attract new retailers after the conversion will also be important to the business of AWG Group. To encourage retailers to become customers of AWG, AWG Group will implement a program to grant new customers options to purchase AWG Group Common Stock. AWG Group will reserve a number of shares equal to 5% of the shares outstanding after the Initial Public Offering for issuance under this program. The recipients of options, and the number of shares subject to such options, will be determined in the sole discretion of the AWG Group Board of Directors. The options will be exercisable at various times after the third anniversary of the date of grant at the fair market value of the AWG Group Common Stock on the date of grant and will be forfeited if the retailer does not maintain a certain level of purchase activity (currently set at 80% of anticipated purchases) from AWG each year throughout the three-year period. See "RETAILER INCENTIVE PROGRAMS."

MARKET FOR COMMON STOCK AND DIVIDENDS

  No public trading market currently exists for shares of AWG Common Stock. Shares of AWG Group Common Stock to be received by Shareholders in the Merger will not be transferable for a period of two years except in certain limited circumstances. Shares of AWG Group Common Stock to be sold to the public following the Merger or purchased by Shareholders in the Initial Public Offering will be freely transferable (subject to applicable securities laws and regulations) and will be listed on the New York Stock Exchange. No assurance can be given, however, that a public market will develop for shares of AWG Group Common Stock. See "DESCRIPTION OF AWG GROUP CAPITAL STOCK."

  AWG has operated throughout most of its 70-year history as a retailer-owned cooperative distributing a portion of profits in the form of patronage rebates in accordance with the quantity of purchases by each Shareholder during the prior fiscal year. This practice will be discontinued after the Merger, and AWG Group will pay dividends on shares of AWG Group Common Stock when and if declared by the Board of Directors of AWG Group. AWG Group presently anticipates declaring dividends on shares of AWG Group Common Stock at the initial annual rate of $.20 per share.

RIGHTS OF SHARES BEFORE AND AFTER THE MERGER

  AWG's Bylaws currently provide that shares of AWG Common Stock may be owned only by retail store owners ("retailers"), who must hold a minimum of 15 shares of AWG Common Stock and maintain active purchasing accounts. The Bylaws further provide that any Shareholder who desires to dispose of its shares of AWG Common Stock must first offer such shares to AWG, and AWG must accept such offer, at a price equal to their book value. Because AWG operates as a cooperative, Shareholders may be entitled to receive a distribution of AWG profits as year-end patronage rebates based upon their purchases from AWG. AWG's Articles of Incorporation provide that each share of AWG Class A Common Stock is entitled to one vote on all corporate matters. Shares of AWG Class B Common Stock do not vote on most corporate matters. Shares of AWG Class B Common Stock will be entitled to vote on the Merger as a separate class from the AWG Class A Common Stock.

  AWG Group's Articles of Incorporation authorize the issuance of up to 500 million shares of AWG Group Common Stock. Shares of AWG Group Common Stock sold in the Initial Public Offering will be freely transferable (subject to applicable securities laws and regulations). Shares of AWG Group Common Stock to be issued to Shareholders in the Merger will not be transferable for a period of two years, except (i) as collateral in connection with certain store development financing transactions if approved by the Company, (ii) in conjunction with the sale of substantially all of the assets or stock (if a corporation) of a Shareholder, or (iii) by way of a bona-fide gift, to a family trust or pursuant to the death of a Shareholder. In each case, with the exception of persons who acquire shares pursuant to the foreclosure of a security interest or, in certain circumstances, pursuant to the transferor's death, the transferee will remain subject to the remaining term of the two-year transfer restriction. All shares of AWG Group Common Stock are entitled to one vote per share on all corporate matters. After the Merger, neither AWG nor AWG Group will operate as a cooperative and thus neither will pay year-end patronage rebates to retailer shareholders. See "DESCRIPTION OF AWG GROUP CAPITAL STOCK."

  AWG Group's Articles of Incorporation authorize AWG Group's Board to fix the rights and preferences and to authorize the issuance of up to 50 million shares of preferred stock. AWG Group has no plans at this time to issue Preferred Stock, other than as necessary in conjunction with the Shareholder Rights Plan. See "DESCRIPTION OF AWG GROUP CAPITAL STOCK--Shareholder Rights Plan." A copy of the Articles of Incorporation of AWG Group appears as Annex B to this Proxy Statement/Prospectus and should be read in its entirety. See "DESCRIPTION OF AWG GROUP CAPITAL STOCK" and "COMPARISON OF SHAREHOLDER RIGHTS."

  The Articles of Incorporation of AWG Group provide for the indemnification of directors and officers and the elimination of their liability for monetary damages under certain circumstances. See "DESCRIPTION OF AWG GROUP CAPITAL STOCK."

DISSENTERS' RIGHTS

  Under the MGBCL, each Shareholder who dissents from the Merger (a "Dissenting Shareholder") has the right to have the fair value of such Shareholder's shares appraised by judicial determination and paid to it in cash. In order to perfect such dissenters' rights, Dissenting Shareholders must comply with the procedural requirements of the MGBCL, including, without limitation, filing a written objection to the Merger Agreement prior to the Special Meeting and, within 20 days after the Effective Time of the Merger, making a written demand for payment of the fair value of their shares. See "THE MERGER--Dissenters' Rights." A copy of the applicable provisions of the MGBCL is attached as Annex
C. The Company believes that the fair value of Dissenting Shares will be equal to the book value of such shares because, under the AWG Bylaws, that is the price that a selling Shareholder would receive for its AWG shares absent the Merger and the Initial Public Offering.

  Dissenting Shares will not be converted into shares of AWG Group Common Stock in the Merger and after the Effective Time of the Merger will represent only the right to receive such consideration as is determined to be due such Dissenting Shareholder pursuant to the MGBCL. AWG Common Stock outstanding immediately prior to the Effective Time and held by a Dissenting Shareholder who withdraws its demand for dissenters' rights or fails to perfect such rights will be deemed to be converted at the Effective Time into the right to receive shares of AWG Group Common Stock, without interest.

FEDERAL INCOME TAX CONSEQUENCES

  AWG has received an opinion from KPMG Peat Marwick LLP and an opinion from Blackwell Sanders Matheny Weary & Lombardi L.C. that the exchange of shares of AWG Common Stock for shares of AWG Group Common Stock in the Merger will qualify as a tax-free exchange for federal income tax purposes. See "THE MERGER--Federal Income Tax Consequences of the Merger."

CONFLICTS OF INTEREST

  Each director of AWG is affiliated with a Shareholder of AWG and, as such, may be deemed to have an interest in those shares of AWG Common Stock held by such Shareholder that will be converted into shares of AWG Group Common Stock in the Merger. Some directors may be affiliated with a Shareholder who will have its Patronage Certificates redeemed with a portion of the proceeds from the Initial Public Offering. See "THE MERGER--Treatment of Outstanding Patronage Certificates" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

                                 RISK FACTORS

  In addition to the other information set forth in this Proxy
Statement/Prospectus, the following principal risk factors should be considered carefully before Shareholders determine their vote on the Merger.

  Cessation of Operations as a Cooperative; Potential Failure of Retailers to Continue Purchases. Throughout most of its 70 year history, AWG has operated as a cooperative. As a cooperative, the substantial majority of its sales were made to Shareholders who received year-end patronage rebates with respect to their purchases. After the Merger, AWG will not operate as a cooperative and will not pay year-end patronage rebates. The cessation of such rebates could cause retailers to purchase from other wholesalers or could have an adverse economic impact on some retailers. Also, retailers may choose to cease purchasing from AWG due to other issues related to the fact that AWG will no longer operate as a cooperative. A significant failure of retailers to continue their historical level of purchases after the Merger, whether because they choose a different wholesaler or because they are unable to continue to operate without the year-end patronage rebate payments, could have a material adverse effect on the financial condition and results of operations of AWG Group.

  Transfer Restrictions. The shares of AWG Group Common Stock received by Shareholders in the Merger will not be transferable for a period of two years from the Effective Date of the Merger except in certain limited circumstances. See "DESCRIPTION OF AWG GROUP CAPITAL STOCK--Transfer Restrictions." In addition, there can be no assurance that an active trading market in AWG Group Common Stock will develop, that the market price of AWG Group Common Stock will be greater than the price at which AWG Group Common Stock is initially sold to the public in the Initial Public Offering, or that Shareholders will be able to sell such shares immediately upon termination of the transfer restrictions. See "SHARES ELIGIBLE FOR FUTURE SALE."

  Competition. Generally, food products are commodities and retailers base their purchasing decisions principally on the delivered price of the product. As a result, the grocery industry, including the wholesale food distribution business, is characterized by intense competition and low profit margins. AWG competes with a number of local, regional and national grocery wholesalers and with a number of major businesses that market their products directly to retailers, including companies having greater assets and larger sales volumes than AWG. AWG's customers also compete at the retail level with independent grocery and food retailers and several chain grocery store organizations, some of which have integrated wholesale and retail operations. Competition among retailers is intense, based primarily on price, quality and selection of merchandise. Retailers' ability to compete effectively cannot be assured. See "BUSINESS--Competition."

  No Prior Public Market; Potential Market Dilution from Shares Eligible for Future Sale. It is expected that AWG Group Common Stock will be approved for listing on the New York Stock Exchange. There has been no public market for AWG Group Common Stock and there can be no assurance that an active market will develop following the Initial Public Offering. In addition, the public markets experience price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded on such markets and may adversely affect the market price of AWG Group Common Stock. The market price could also be subject to significant fluctuations in response to AWG Group's operating results, the operating results of its competitors, government regulation, litigation and other factors. Market prices of AWG Group Common Stock may be adversely affected by sales of shares of AWG Group Common Stock which become eligible for sale after the Initial Public Offering. See "SHARES ELIGIBLE FOR FUTURE SALE."

  Potential Change in Valuation and Market Price. The initial public offering price will be determined at the time of the offering by negotiation between AWG Group and its underwriters will be based on market conditions prevailing at that time, and will not necessarily reflect current valuations, the market price of AWG Group Common Stock after the Initial Public Offering or the price at which AWG Group Common Stock may be sold in the future.

  Limitations on Change in Control. AWG Group has implemented a shareholder rights plan that may have the effect of delaying, deferring or preventing a change in control of AWG Group or the removal of its existing management. Additionally, certain provisions in the Articles of Incorporation and Bylaws of AWG Group could have the same effect. Such anti-takeover provisions may benefit AWG Group shareholders if a takeover were attempted with a view to impose a merger, a sale of all or any part of the assets of AWG Group or a similar transaction that may not be in the best interests of all of the shareholders. On the other hand, anti-takeover provisions could adversely affect shareholders of AWG Group by discouraging takeovers that are structured in a way that would be favorable to the interests of the shareholders, including the receipt of a premium for their shares of AWG Group Common Stock. See "DESCRIPTION OF AWG GROUP CAPITAL STOCK."

  New Board of Directors. The current AWG Board of Directors consists entirely of representatives of AWG's retailers. Effective upon consummation of the Merger and Initial Public Offering, the Board of Directors of AWG Group will consist of Mike DeFabis and Doug Carolan, executive officers of AWG Group, J. Fred Ball, Jim Queen and Don Woods, Jr., representatives of AWG's retailers, and four directors who are not affiliated with AWG or its retailers. Currently, three persons, Mr. Sarowski, Mr. O'Reilly and Mr. Ukrop have agreed to serve on the Board of Directors, subject to completion of the Initial Public Offering. Accordingly, the Board of Directors of AWG Group will not consist entirely of retailer representatives as is the case with the current AWG Board. See "MANAGEMENT."

  Retention of Key Personnel. Continued profitability of AWG is dependent on the experience and abilities of its senior management, including Mike DeFabis, President and Chief Executive Officer; Doug Carolan, Executive Vice President and Chief Operating Officer; Tom Williams, Executive Vice President of Division Operations; Gary Phillips, Executive Vice President of Finance and Administration and Chief Financial Officer and Joe Campbell, Vice President, Secretary and Treasurer. None of these persons is subject to a written employment or non-compete agreement. There would likely be a difficult transition period if the services of any of these persons were lost. Moreover, given the growth plans of AWG, it may be necessary in the future to engage the services of additional skilled key employees and officers. There is competition in the wholesale grocery business for qualified personnel and thus, there is no assurance that AWG will be able to retain its current key management or attract additional qualified key persons as needed. See "MANAGEMENT."

  Dependence on Homeland. Approximately 50% of sales originated by AWG's Oklahoma distribution center in 1996 to date have been made to Homeland Stores, Inc. ("Homeland"). For the 40 weeks ended October 5, 1996, sales to Homeland represented approximately 10% of the sales of AWG as a whole. The loss of Homeland as a customer or a substantial decrease in the number of stores operated by Homeland would significantly reduce the profitability of AWG's Oklahoma division and could have an adverse impact on the profitability of AWG as a whole. AWG has entered into a long term supply agreement with Homeland pursuant to which Homeland has agreed to utilize AWG as its primary supplier through April 22, 2002. On May 13, 1996, Homeland filed a voluntary Chapter 11 petition for bankruptcy reorganization. In its plan of reorganization, which was confirmed by the bankruptcy court on July 19, 1996, Homeland assumed most of its pending contracts, including the supply agreement with AWG. Homeland has notified AWG that Homeland believes that the consummation of the Merger and the Initial Public Offering will constitute a default by AWG under the supply agreement and threatened to initiate litigation in order to preserve what it believes to be Homeland's rights and enforce AWG's obligations. The loss of Homeland as a customer, or a successful claim by Homeland for damages or other relief resulting from an alleged default by AWG under the supply agreement could have a material adverse impact on the business or profitability of AWG. However, the Company has advised Homeland that it believes that no such default has occurred or will occur as a result of the Merger and the Initial Public Offering. See "BUSINESS--Material Customer."

  Customer Control. Following the Initial Public Offering, shares of AWG Group Common Stock received by Shareholders in the Merger will constitute approximately 71% of all outstanding shares and votes eligible to be cast in any vote of AWG Group's shareholders. See "THE INITIAL PUBLIC OFFERING." These Shareholders constitute virtually all of AWG's retailers. Accordingly, certain conflicts of interest may arise between Shareholders and the holders of AWG Group Common Stock who are not AWG retailers. Such holders of AWG Group Common Stock will be relying on the Company's management and Board of Directors to maximize value for all shareholders and to act in accordance with their fiduciary duties to the Company if such conflicts arise. See "MANAGEMENT."

  Loss of a Major Retailer. AWG's five largest retailers accounted for approximately 34% of its sales in fiscal 1995. Management believes that the loss of any one of these retailers could have an adverse impact on the profitability of AWG.

                                 THE COMPANIES

  AWG. AWG is a retailer-owned wholesale food distributor operating on a cooperative basis supplying a wide variety of food products and non-food items and services to approximately 840 retail grocery stores and supermarkets located in Arkansas, Illinois, Iowa, Kansas, Kentucky, Missouri, Nebraska, Oklahoma, Tennessee and Texas. AWG buys, sells and delivers a wide variety of groceries, frozen foods, meats, produce, dairy products, bakery, deli, health and beauty products and general merchandise to its Shareholders. As an integral part of its business and growth strategy, AWG offers a variety of value added support services to its Shareholders, including store development and engineering services, financing assistance, merchandising and advertising services, technological support and insurance services, all of which are designed to enhance the Shareholder's retail capabilities. AWG's principal executive offices are located at 5000 Kansas Avenue, Kansas City, Kansas 66106 and its telephone number is (913) 288-1000.

  AWG Group. AWG Group was formed in August 1996 under Kansas law as a general business corporation in order to effect the Merger and, immediately prior to the Effective Time, will be wholly-owned by AWG. Before the Merger, AWG Group will have only nominal assets and liabilities and no income. After the Merger, AWG Group will be a holding company not directly engaged in the operation of any business. AWG Group's consolidated financial position immediately after the Merger will be substantially identical to that of AWG immediately before the Merger. AWG Group's principal executive offices are located at 5000 Kansas Avenue, Kansas City, Kansas 66106, and its telephone number is (913) 288-1000.

  Merger Corp. Merger Corp. was formed in August 1996 under Missouri law as a general business corporation in order to effect the Merger and, immediately prior to the Effective Time, will be wholly-owned by AWG Group. Before the Merger, Merger Corp. will have only nominal assets and liabilities and no income. In the Merger, Merger Corp. will be merged with and into AWG and will cease to exist. Merger Corp.'s principal executive offices are located at 5000 Kansas Avenue, Kansas City, Kansas 66106, and its telephone number is (913) 288-1000.

                              THE SPECIAL MEETING

  This Proxy Statement/Prospectus is being furnished to Shareholders in connection with the solicitation of proxies by the AWG Board from Shareholders for use at the Special Meeting. This Proxy Statement/ Prospectus is also being furnished to Shareholders in connection with the offer of the AWG Group Common Stock to be issued in the Merger.

PURPOSE OF SPECIAL MEETING

  This Special Meeting was called at the request of certain Shareholders of AWG. The purpose of the Special Meeting is to consider and vote upon (i) a proposal to approve the Merger Agreement, and (ii) such other matters, if any, as may properly come before the Special Meeting or any adjournment or postponement thereof. A vote for the Merger is in effect a vote to proceed with the Initial Public Offering. The AWG Board is not aware of, as of the date of mailing of this Proxy Statement/Prospectus, any other business to be brought before the Special Meeting. The enclosed proxy card authorizes the voting of shares represented by the proxy on all other matters that may properly come before the Special Meeting, and any adjournment or postponement thereof, and it is the intention of the proxy holders to take such action in connection therewith as shall be in accordance with their best judgment.

  At the Effective Time, each share of AWG Common Stock outstanding immediately prior to the Merger held by Shareholders who do not exercise their statutory right to dissent from the Merger will be converted into the right to receive shares of AWG Group Common Stock in accordance with the conversion formula set forth in the Merger Agreement and more fully described below. See "THE MERGER--Conversion Formula." AWG and Merger Corp. will merge and AWG will become a wholly-owned subsidiary of AWG Group. Dissenting Shareholders will only be entitled to receive the "fair value" of their shares as defined by the MGBCL. See "THE MERGER--Dissenters' Rights."

  AWG Group will file a Certificate of Merger with the Secretary of State of the State of Missouri only if it has entered into a firm commitment underwriting agreement with respect to the sale of shares of AWG Group Common Stock to the public. See "THE INITIAL PUBLIC OFFERING."

  THE AWG BOARD HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AUTHORIZED THE EXECUTION AND DELIVERY OF THE MERGER AGREEMENT, AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

VOTING AT THE SPECIAL MEETING

  Only Shareholders who hold shares of AWG Common Stock of record as of the Record Date will be entitled to notice of and to vote at the Special Meeting. Each share of AWG Class A Common Stock outstanding as of the Record Date is entitled to one vote upon each matter presented at the Special Meeting, exercisable at the Special Meeting in person or by properly executed proxy. As of the Record Date, there were 5,550 shares of AWG Class A Common Stock entitled to vote at the Special Meeting. Each share of AWG Class B Common Stock outstanding as of the Record Date is entitled to one vote upon the proposal to approve the Merger Agreement, exercisable at the Special Meeting in person or by properly executed proxy. As of the Record Date, there were 14,870 shares of AWG Class B Common Stock entitled to vote at the Special Meeting. Shares of AWG Class B Common Stock are not entitled to vote upon any other matter presented at the Special Meeting.

  The presence, in person or by properly executed proxy, of a majority of the shares of AWG Class A Common Stock entitled to vote is necessary to constitute a quorum of the AWG Class A Common Stock at the Special Meeting. The presence, in person or by properly executed proxy, of a majority of the shares of AWG Class B Common Stock entitled to vote is necessary to constitute a quorum of the AWG Class B Common Stock at the Special Meeting. Under Missouri law, the affirmative vote of the holders of (i) two-thirds of the shares of AWG Class A Common Stock, and (ii) two-thirds of the shares of AWG Class B Common Stock, voting as separate classes, is required to approve the Merger Agreement. Abstentions and failures to vote will have the same effect as votes cast against approval of the Merger Agreement.

PROXIES

  Shareholders are requested to complete, date, sign and promptly return the accompanying proxy card in the enclosed envelope. All shares of AWG Common Stock represented at the Special Meeting by properly executed proxies received by AWG prior to or at the Special Meeting, unless such proxies have been revoked, will be voted at the Special Meeting in accordance with the instructions on the proxy card. If no instructions are specified on the proxy card, the proxy granted therein will be voted FOR approval of the Merger Agreement.

  Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted (i) by filing with the Secretary of AWG written notice of such revocation bearing a later date than the proxy card, (ii) by duly executing a subsequent proxy card relating to the same shares and delivering it to the Secretary of AWG, or (iii) by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy). Any written notice revoking a proxy should be sent to AWG, 5000 Kansas Avenue, P.O. Box 2932 Kansas City, Kansas 66110-2932, Attention: Joseph L. Campbell, II, Secretary.

PROXY SOLICITATION

  All expenses of this solicitation, including the cost of preparing and mailing the proxy materials furnished to Shareholders in connection with the Special Meeting, will be borne by AWG. In addition to solicitation by use of the mails, proxies may also be solicited on behalf of AWG by certain directors, officers and regular employees of AWG in person or by telephone or telegram. Such persons will receive no additional compensation for their services. AWG anticipates holding a series of regional and individual informational meetings with Shareholders before the Special Meeting.

THE PREVIOUS SPECIAL MEETING

  A special meeting of the shareholders of AWG was held on Sunday, November 3, 1996 to vote on the Merger. At this meeting the holders of Class B Common Stock approved the Merger by the requisite two-thirds vote. The holders of Class A Common Stock voted 237 in favor, 111 against and 14 not voting. Thus, the proposal fell five votes short of the two-thirds vote required of the Class A holders.

OTHER MATTERS TO BE CONSIDERED

  AWG is not aware of any matters other than as described in the accompanying Notice of Special Meeting that are to come before the Special Meeting. If any other matters are properly presented to the Special Meeting for action, the persons named as proxies will have discretion to vote on such matters in accordance with their best judgment.

                                  THE MERGER

REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS

  AWG has operated as a retailer-owned cooperative grocery wholesaler throughout most of its 70-year history. In the fall of 1995, as part of its long-range planning process, the AWG Board began to study the Company's long range operating plans and financing alternatives, such as an initial public offering, additional long-term debt or a change in the amount or form of patronage payments, for meeting those plans. For the reasons discussed below, the AWG Board determined that the Initial Public Offering was the best alternative to implement the Company's long range operating plans.

  The AWG Board believes that the continued success of AWG depends upon the success, growth and profitability of its retailers which, in turn, depend upon access to capital for expansion and to a reliable and economical product distribution source. The AWG Board has considered industry trends toward modernizing distribution facilities and improving efficiencies that have resulted in industry consolidation and increased competition at the retail and wholesale levels. AWG believes it must retain existing customers and attract new customers to maintain and increase its purchasing power and operating efficiencies.

  At a meeting of the AWG Board on September 19, 1995, management of AWG presented its preliminary analysis of the Merger and Initial Public Offering. The AWG Board authorized management to continue to explore the issues raised by the Merger and Initial Public Offering, the feasibility of such a transaction and the impact on the Shareholders. The AWG Board authorized management to seek such professional advice as it deemed desirable.

  Management has had various discussions with Lazard Freres & Co. LLC ("Lazard"), AWG's financial advisor, and with the Company's legal advisors and accountants, concerning a possible public offering, including the method of conversion, the applicable legal requirements, the public equity market valuation of AWG and the operations of AWG after the Merger and Initial Public Offering. On June 4, 1996, the AWG Board held a meeting to discuss the outcome of these discussions. Also present at this meeting were representatives of Lazard, the Company's accountants and the Company's outside legal counsel. At this meeting, oral presentations were given by the Company's advisors and AWG's management concerning the mechanics of the Merger and Initial Public Offering, a preliminary public equity market valuation of AWG, the structure of a conversion, the process of holding a special shareholder meeting and the general legal and financial reporting requirements of conducting an initial public offering. The AWG Board authorized management to continue its analysis and to finalize specific details of the Merger and the Initial Public Offering.

  On June 25, 1996, the AWG Board held a meeting, attended only by the AWG Board and senior management of the Company, at which management presented its additional analysis. This additional analysis consisted of a report on the proposed use of proceeds from the Initial Public Offering, the positive impact on the Company that could result from the liquidity that the proposed conversion and Initial Public Offering could provide to retailers, and the fact that management did not foresee any operational changes occurring at the Company as a result of the conversion and Initial Public Offering. The AWG Board approved the Merger and the Initial Public Offering, subject to approval of the details of the conversion formula and the Merger Agreement.

  On August 13, 1996, representatives of Lazard, Smith Barney Inc. and George
K. Baum & Company (collectively the "Underwriters") met with the AWG Board to review and update their jointly derived financial analysis and valuation of AWG. The Underwriters reviewed with the directors the performance of the United States equity markets in general, and of certain selected publicly traded grocery wholesalers, during the period since the June 4, 1996 Board meeting. In particular, the Underwriters discussed the changes in the public equity prices and trading multiples of those selected companies. The Underwriters reviewed with the directors the methodologies used to determine a public equity market valuation range for AWG and the process by which a public offering is completed and an offering price obtained. After discussing the presentation of the Underwriters and reviewing the valuation and related issues with management and the Company's legal advisors, the AWG Board approved the Merger Agreement, including the conversion formula, and authorized management to proceed with the Merger. See "THE MERGER--Conversion Formula" and "--Valuation by Underwriters."

  In approving the Merger Agreement, the AWG Board structured the Merger and Initial Public Offering in an attempt to provide the Shareholders with significant capital and liquidity through the combination of AWG Group Common Stock and the use of a portion of the Initial Public Offering proceeds to redeem Patronage Certificates.

  In reaching its decision, the AWG Board analyzed industry trends and considered the advice of management and AWG's professional advisors. The AWG Board concluded that it is in the best interests of AWG and its Shareholders to reorganize AWG to enable it to obtain public equity financing. The AWG Board believes that such financing will provide a permanent equity base upon which AWG can finance future growth and expansion and increase its customer base.

  In addition, the AWG Board anticipates that a public equity offering will provide AWG Shareholders a vehicle for realizing the full public equity market value of AWG. The AWG Bylaws provide that a Shareholder who wishes to sell its AWG Common Stock must first offer to sell it to AWG at a price equal to the book value of such shares, and that AWG must accept such offer. Thus, AWG's Shareholders cannot realize the full public equity market value of AWG to the extent that value exceeds AWG's book value which, as of June 15, 1996, was $27.7 million.

  In approving the Merger Agreement, the AWG Board considered the recommendations of management, together with the following factors: (a) the changing nature of the wholesale food business, (b) the need for AWG to create a permanent equity base and to have access to the public capital markets to provide it with additional resources to promote continued growth, (c) the desirability of providing Shareholders a vehicle to realize the full public equity market value of AWG, (d) the ability to generate significant cash to redeem approximately $68 million in Member Deposit Certificates and Patronage Certificates, which will provide capital to retailers to allow them to facilitate additional store openings and remodeling programs, (e) AWG's continuing commitment to the concept of a retailer-controlled distribution system, (f) AWG's continuing commitment to maintaining its competitive low-cost position, (g) the ability to use AWG Group Common Stock as consideration for potential acquisitions, and
(h) the public equity market valuation of AWG provided by the Underwriters. In determining that the Merger was in the best interest of the Company and Shareholders, the AWG Board considered the above factors as a whole and did not assign specific or relative weights to them.

  AFTER CONSIDERING SUCH MATTERS, THE BOARD OF DIRECTORS OF AWG AND MANAGEMENT RECOMMEND THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

EVENTS SINCE THE NOVEMBER 3 SPECIAL MEETING.

  The previous special meeting to vote on the Merger was held on November 3, 1996. At that meeting, the holders of Class A Common Stock voted 237 in favor of the Merger, 111 against and 14 not voting. Thus, the proposal fell five votes short of the required two-thirds vote. The meeting was adjourned and the Shareholders were informed that management would proceed with business as usual. On November 8, 1996, management sent to all of the Shareholders a letter informing them of the results of the special meeting. Except for this letter and this Proxy Statement/Prospectus, no other correspondence has been sent to any Shareholder concerning this matter by AWG management or the Boards of Directors of AWG or AWG Group.

  Shortly after the meeting, a representative of a Shareholder contacted Mr. DeFabis asking him about the possibility of holding another meeting. This individual was informed that neither management nor the Board of Directors intended to pursue the matter further. The individual asked what actions he could take and was informed that the Bylaws of AWG allow 20% of the Shareholders to demand that the president call a special meeting for a stated purpose.

  Since that time, a group of Shareholders, to the Company's knowledge, held several meetings, made telephone calls and sent correspondence to the Shareholders to determine if there was sufficient interest to request that another meeting be called to vote on the Merger. On December 16, 1996, AWG was presented with demands signed by more than two-thirds of the Shareholders, requesting that the Company call a special meeting as required by the AWG Bylaws, at which the Shareholders will be asked to vote upon the Merger. The Merger to be voted on is identical in all respects to the Merger voted on at the November 3 meeting. Neither management nor the Boards of Directors of AWG or AWG Group have participated in the efforts of these Shareholders. At least one person who is a representative of a Shareholder, Mr. Gerald Harp, who is also a director of AWG, has been actively campaigning against the Merger, both before and after the November 3 meeting and it is anticipated that such Shareholder will vote against the Merger. In addition, certain individuals as representatives of Shareholders, and who are also members of the Board of Directors of AWG, have on behalf of the Shareholder they represent, communicated with other Shareholders in support of the call of the Special Meeting and the Merger.

  At a Board meeting of AWG held on December 3, the Board of Directors directed that, if the Shareholders request that a special meeting be called, management should clarify any misinformation or confusion among the AWG Shareholders with respect to AWG's plans after the proposed public offering and solicit proxies in favor of the merger proposal. As directed by the AWG Board, management intends to respond to questions to Shareholders by directing them to the appropriate disclosures in this Proxy Statement/Prospectus.

  The AWG Board held a meeting on December 18, 1996 at which management informed the Board that 250, or over 67%, of the Shareholders, which is well in excess of the 20% of Shareholders required by the AWG Bylaws to call a special meeting, had presented a demand to the Company to call a special meeting for the purpose of voting on the Merger. The AWG Board authorized the president to call a special meeting of the Shareholders in response to this request. The AWG Board reaffirmed its earlier approval of the Merger Agreement and authorized and directed management to submit the Merger Agreement to the Shareholders for their approval, reaffirmed that the Merger Agreement and the Initial Public Offering are in the best interest of the Shareholders and recommended that the Shareholders approve the Merger Agreement and the Merger. The AWG Board also authorized an amendment to the Merger Agreement which revised the termination procedures and which revised the number of shares of AWG Group Common Stock allocated to the Book Value Conversion, to reflect the fact that new Shareholders have been admitted since the November 3 special meeting. This amendment is included with Annex A to this Proxy Statement/Prospectus. Finally, the AWG Board directed that the Special Meeting be held at a location suitable for such purpose in the Kansas City area, as selected by the president, selected December 27, 1996 for the record date for the Special Meeting, and directed that the Special Meeting be held on or before January 25, 1997, or such other date as the president may set in order to allow for compliance with applicable laws.

VALUATION BY UNDERWRITERS

  At the August 13 meeting of the AWG Board, representatives of the Underwriters orally expressed their views to the AWG Board concerning the potential range of public equity market values of AWG as of such date based, as more fully described below, upon certain considerations and assumptions and upon historical and forecasted financial information, the pro forma historical financial information appearing elsewhere in this Proxy Statement/Prospectus and other information provided by AWG, as well as publicly available information.

  Prior to expressing their views, the Underwriters reviewed AWG's annual reports, including financial statements, for 1991 through 1995; reviewed financial information concerning the business, operations, assets and prospects of AWG, including financial forecasts and projections; conducted discussions with members of AWG's management concerning AWG's historical and current business and its prospects, its anticipated operations as a public company, and the proposed conversion formula and other terms of the Merger and the Initial Public Offering; reviewed certain publicly available information with respect to the historical market prices and trading activities of publicly traded companies primarily engaged in the wholesale grocery distribution business and compared their results of operations with those of AWG; and reviewed recent developments in the market for initial public offerings.

  The Underwriters assumed and relied upon the accuracy and completeness of publicly available information and all information provided by AWG and did not independently verify such information. The Underwriters assumed that the financial forecasts, which include positive sales growth projections, and pro forma historical financial information were reasonably prepared on bases reflecting the best available estimates and judgments of AWG's management. The Underwriters assumed that the Merger would constitute a tax-free exchange and would be accounted for at predecessor cost. The Underwriters did not express any view as to what the value of the AWG Group Common Stock would be if and when issued or the price at which it would trade thereafter. The Underwriters did not make or obtain an independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of AWG Group or AWG, nor did the Underwriters make any physical inspection of the properties or assets of AWG Group or AWG.

  Based on a comparison with the reported and publicly estimated financial performance and current public equity market values and trading multiples of selected publicly traded wholesale food distribution companies and based on public equity market, economic and other conditions that existed at the time, the Underwriters advised the AWG Board that they had jointly derived an implied public equity market valuation for AWG in the range of $450 million to $550 million as of August 13, 1996.

  The Underwriters selected the publicly traded companies that are primarily engaged in the full service wholesale grocery distribution business in the United States as the companies that they deemed most comparable to AWG. Such companies were Fleming Companies, Inc., Nash-Finch Company, Richfood Holdings, Inc., Super Food Services, Inc. and SuperValu, Inc. Although the Underwriters used these companies for comparison purposes, none of them is identical to AWG. The Underwriters examined certain publicly available data for each of such companies, including sales, gross margin, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT") and earnings per share ("EPS") for fiscal 1991 through fiscal 1995, as well as estimates of EPS for fiscal 1996 and 1997 (as estimated by research analysts and compiled by Institutional Brokers Estimate System). The Underwriters also examined the ratio of the aggregate value of common stock and net debt of each such company to its sales, EBITDA and EBIT for the latest twelve months as well as to estimates, where available, of sales, EBITDA and EBIT for fiscal 1996 and 1997.

  The Underwriters analyzed the ratio of each such company's share price to its EPS ("P/E Ratio") for the latest twelve months and to estimates, where available, of its EPS for fiscal 1996 and 1997. Such analysis indicated that the range of P/E Ratios for the comparable companies, as of August 9, 1996, was (i) for the latest twelve months EPS, 9.6x to 24.1x, with a median of 11.4x; (ii) for 1996 estimated EPS, 10.9x to 20.3x, with a median of 13.4x; and (iii) for 1997 estimated EPS, 9.8x to 16.7x, with a median of 11.8x. The Underwriters compared AWG's (i) compounded annual growth rate of sales, (ii) gross margin, (iii) EBITDA, and (iv) EBIT for fiscal 1991 through 1995 with comparable data, together with P/E Ratios and other data discussed above, for the comparable companies. Based on this qualitative comparison of AWG to the comparable companies and the assumption that the public equity market would perceive that AWG, as a public company, will have a market position and growth prospects that are more favorable than those of the comparable companies on average, and after applying a discount for the Initial Public Offering, the Underwriters concluded that the foregoing P/E Ratios for the comparable companies supported an indicated range of P/E Ratios for AWG, as a public company, of (i) for the latest twelve months EPS, 15x to 17.3x; (ii) for 1996 projected EPS, 13.5x to 15.6x; and (iii) for 1997 projected EPS, 12.4x to 14.3x. Such indicated ratios for AWG fall above the respective median ratios for the comparable companies and below the respective ratios for the best performing comparable company. The Underwriters applied this range of indicated P/E Ratios to AWG's latest twelve months net income and AWG's projected 1996 and 1997 net income to derive the implied public equity market value for AWG as of August 13, 1996.

  On September 25, 1996 and on December 16, 1996, the Underwriters orally advised AWG that, as of such date, they had not changed their views concerning the potential range of public equity market values of AWG.

  The Underwriters' public equity market valuation was directed to the AWG Board and does not constitute a recommendation as to how Shareholders should vote with respect to the Merger. The public equity market valuation was based on information, assumptions, facts and conditions prevailing at the time and there can be no assurance that, following the Initial Public Offering, the trading value of AWG Group Common Stock will be consistent with the range of implied public equity market values derived by the Underwriters.

  There can be no assurance that the public equity market value of AWG at the time of the Merger and Initial Public Offering will be within the range of implied public equity market values derived by the Underwriters. In the event the Shareholders approve the Merger, the AWG Board will retain the authority to consummate the Merger and to proceed with the Initial Public Offering with an aggregate offering price that the AWG Board believes to be in the best interest of AWG and the Shareholders, including an aggregate offering price that indicates a public equity market value for AWG that is below the range of implied public equity market values derived by the Underwriters.

  The AWG Board engaged the Underwriters because they are nationally-recognized investment banking firms regularly engaged in the underwriting of securities. In connection with such engagement, AWG agreed to appoint the Underwriters as co-managers of the Initial Public Offering if AWG elects to proceed with the Initial Public Offering and if the Underwriters agree at that time to act in such capacity. The Underwriters will not receive any compensation for their advice, other than in connection with such Initial Public Offering. AWG has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the federal securities laws, to which such persons may become subject in connection with such engagement.

TERMS OF THE MERGER; DIRECTORS AND EXECUTIVE OFFICERS

  If approved by the Shareholders, the Merger will become effective (the "Effective Time") upon the issuance of a certificate of merger by the Secretary of State of the State of Missouri. Subject to the terms and conditions of the Merger Agreement, it is presently contemplated that the Effective Time will be as soon as practicable following the Special Meeting and commencement of the Initial Public Offering. However, the AWG Board will retain the authority to delay the effectiveness of the Merger until such time, if any, that the AWG Board determines to be in the best interest of AWG and its Shareholders.

  At the Special Meeting, Shareholders of AWG will be asked to approve the Merger Agreement pursuant to which (i) all outstanding shares of AWG Common Stock will be converted into the right to receive shares of AWG Group Common Stock, (ii) Merger Corp., a wholly-owned subsidiary of AWG Group, will merge with and into AWG with AWG as the surviving corporation, (iii) all outstanding shares of AWG Group Common Stock held by AWG will be canceled, and (iv) all outstanding shares of Merger Corp. will be converted into shares of AWG Class A Common Stock. A copy of the Merger Agreement appears as Annex A to this Proxy Statement/Prospectus and should be read in its entirety.

  The Articles of Incorporation and Bylaws of AWG Group are attached as Annexes B and D hereto. Upon consummation of the Merger, the Board of Directors of AWG Group will consist of Mike DeFabis and Doug Carolan, executive officers of AWG Group, J. Fred Ball, Jim Queen and Don Woods, Jr., representatives of AWG's retailers and four additional directors to be selected and who will not be affiliated with AWG or any of its retailers. Currently, three persons, Mr. Sarowski, Mr. O'Reilly and Mr. Ukrop have agreed to serve on the Board of Directors, subject to completion of the Initial Public Offering. See "MANAGEMENT." The Board of Directors of AWG Group will appoint the executive officers of AWG Group. The Board of Directors of AWG Group will also elect the board of directors of AWG following the Merger.

CONVERSION FORMULA

  In determining the appropriate method by which shares of AWG Common Stock will be converted in the Merger into shares of AWG Group Common Stock, the AWG Board first determined a reasonable estimate of the public equity market value of AWG prior to the Initial Public Offering. After reviewing the public equity market valuation presented by the Underwriters, the AWG Board concluded that $500 million, the midpoint of the valuation range, was a reasonable estimate of AWG's equity value on a public company basis as of August 13, 1996. See "THE MERGER--Valuation by Underwriters." The AWG Board determined, based on AWG's size and maturity and its desire to appeal to a broad range of potential investors, that the initial share price in the public offering should be approximately $20 per share. Accordingly, the Merger Agreement provides that an aggregate of 25 million shares of AWG Group Common Stock will be issued to Shareholders in the Merger (the "Merger Shares"). The number of shares received by a Shareholder will not change if the Initial Public Offering price is greater or less than $20 or if the final valuation of AWG is different than the public equity market valuation presented by the Underwriters.

  AWG operates on a cooperative basis. AWG Common Stock represents a retailer's participation and membership interest in the cooperative and does not enable holders to participate, as shareholders, in the earnings of AWG or in its value as an enterprise to the extent that value exceeds AWG's aggregate book value. As is customary for cooperatives, AWG has distributed to its Shareholders a large percentage of its net earnings each year; these distributions were not made on a per share basis, but were based on each Shareholder's relative contribution to the total purchases from AWG by all Shareholders. Also, under AWG's Articles of Incorporation and Bylaws, Shareholders that wish to sell their shares of AWG Common Stock must offer such shares to AWG, and AWG must purchase such shares at their book value.

  The AWG Board took account of these factors when determining the terms of the conversion formula for converting AWG Common Stock into the Merger Shares. The AWG Board believes that the conversion formula adequately reflects AWG's cooperative status and economic structure and the relative contributions of its Shareholders to its value as an enterprise and, accordingly, reasonably and appropriately converts the AWG Common Stock into the Merger Shares.

  The conversion formula provides that shares of AWG Common Stock outstanding immediately before the Effective Time and held by Shareholders that have not properly dissented from the Merger ("Nondissenting Shareholders") will be converted into the Merger Shares in two steps. First, the AWG Common Stock held by Nondissenting Shareholders will be converted into Merger Shares based on the aggregate book value of the shares of AWG Common Stock as of June 15, 1996, which was $27,747,479. Accordingly, shares of AWG Common Stock will be converted, first, on the basis of book value, into 1,393,665 Merger Shares (the "Book Value Conversion"). These Merger Shares will be distributed to Nondissenting Shareholders based on the percentage that their shares of AWG Common Stock bears to all such shares held by Nondissenting Shareholders. Based on the number of shares of AWG Common Stock outstanding on June 15, 1996, Shareholders may calculate the number of Merger Shares they will receive in the Book Value Conversion, assuming there are no Dissenting Shareholders, by multiplying the number of shares of AWG Common Stock they hold by $1,365 (the book value per share as of June 15, 1996), dividing the result by 20 and rounding down any fractional shares.

  Second, the outstanding shares of AWG Common Stock held by Nondissenting Shareholders will be converted into 23,606,335 Merger Shares (the "Purchase Level Conversion"); such conversion will be based on each Nondissenting Shareholder's relative percentage of qualifying purchases from AWG for the fiscal years 1989 through 1995 and for the year-to-date period of 1996 ending on September 7, 1996. Persons who became a Shareholder after September 7, 1996 will not receive a Purchase Level Conversion. The total dollar amount of qualifying purchases by each Nondissenting Shareholder during each of the measured periods ("Annual Purchase Amount") will be determined from AWG historical retailer purchase records. Qualifying purchases are defined as purchases for products billed or sold through AWG distribution facilities which are carried in AWG's warehouses, subject to certain exclusions in accordance with AWG's past practices for determining year-end patronage rebates. The Annual Purchase Amount for each period (the "Individual Year Conversion") will then be multiplied by a percentage, as follows: 1996 purchases--25%, 1995 purchases--25%, 1994 purchases--14%, 1993 purchases--11%, 1992 purchases--9%, 1991 purchases--7%, 1990 purchases--5%, 1989 purchases-- 4%. The sum of each Nondissenting Shareholder's Individual Year Conversion will equal its "Total Purchase Conversion." The ratio of a Nondissenting Shareholder's Total Purchase Conversion to the Total Purchase Conversions of all Nondissenting Shareholders will determine each Nondissenting Shareholder's percentage of the Purchase Level Conversion. The sum of the Book Value Conversion and the Purchase Level Conversion for each Nondissenting Shareholder will determine the aggregate number of shares of AWG Group Common Stock into which such Nondissenting Shareholder's AWG Common Stock will be converted in the Merger.

For example, if a Nondissenting Shareholder had $1,000,000 of purchases in each period, its Individual Year Conversions would be as follows:

      1996 (through September 7).................. 1,000,000 x 25%   =   250,000
      1995........................................ 1,000,000 x 25%   =   250,000
      1994........................................ 1,000,000 x 14%   =   140,000
      1993........................................ 1,000,000 x 11%   =   110,000
      1992........................................ 1,000,000 x 9%    =    90,000
      1991........................................ 1,000,000 x 7%    =    70,000
      1990........................................ 1,000,000 x 5%    =    50,000
      1989........................................ 1,000,000 x 4%    =    40,000
                                                                       ---------
                                                                       1,000,000
                                                                       =========

  The Nondissenting Shareholder's Total Purchase Conversion would therefore be $1,000,000. If the Total Purchase Conversions for all Nondissenting Shareholders is $1,000,000,000, this Nondissenting Shareholder's Total Purchase Conversion would represent 0.1% of such total and such Nondissenting Shareholder would therefore receive 0.1% of the Purchase Level Conversion or 23,606 Merger Shares. Based on the number of shares of AWG Common Stock outstanding on June 15, 1996, and assuming that there are no Dissenting Shareholders and that such Nondissenting Shareholder held 15 shares of AWG Common Stock, such Shareholder would receive approximately 24,629 Merger Shares (the sum of 1,023 Merger Shares based on the Book Value Conversion and 23,606 Merger Shares based on the Purchase Level Conversion).

  AWG has operated as a cooperative throughout most of its history, paying patronage rebates according to the relative volume of qualifying purchases by each Shareholder during the preceding fiscal year. In the absence of any express Missouri statutory provision with respect to the manner of converting cooperative shareholder interests into shares of an ordinary stock corporation, the AWG Board has established the conversion formula based upon its determination of a reasonable and appropriate division of the fair value of a Shareholder's interest in AWG. Based upon its review of the various factors discussed above and the fact that immediately after the

Merger the Shareholders would continue to own, in the aggregate, 100% of the business of AWG, the Board of Directors did not obtain a third-party analysis of the Conversion Formula.

  An informational statement accompanying this Proxy Statement/Prospectus describes, for the individual Shareholder to whom this Prospectus has been sent, AWG's present calculation of such Shareholder's Book Value Conversion, Purchase Level Conversion, current stock ownership and the percentage and number of Merger Shares tentatively issuable to such Shareholder in the Merger. The actual percentage and number of Merger Shares issued to each Shareholder will vary from the percentage and number shown on the informational statement in the event there are Dissenting Shares, or there is any change in AWG's calculation of qualifying purchases for a particular Shareholder or any change in outstanding shares of AWG Common Stock.

TREATMENT OF PATRONAGE CERTIFICATES

  AWG Group estimates that approximately $68 million of the net proceeds of the Initial Public Offering will be used by AWG to effect an early redemption of certain Patronage Certificates and the repayment of all member deposit certificates. Assuming that 10 million shares of AWG Group Common Stock are sold in the Initial Public Offering at a price of $20 per share, 30% of the estimated net proceeds would be used to redeem an estimated $56 million aggregate principal amount of Patronage Certificates, constituting approximately 51% of the aggregate principal amount of certificates estimated to be outstanding at December 31, 1996. All Member Deposit Certificates, having an aggregate principal amount estimated at approximately $12 million, will be paid. Patronage Certificates having an aggregate face value of less than $1 million will be redeemed by the Company at face value. Present and former Shareholders holding outstanding Patronage Certificates issued with respect to fiscal years prior to 1996 and having an aggregate face value of $1 million or more will not have those Patronage Certificates redeemed; such Patronage Certificates will be paid as they mature, bearing interest at a fixed rate of 6% per annum.

  AWG's Bylaws provide that patronage rebates shall be declared following the end of each fiscal year. The Merger will result in a termination of the operation of AWG as a cooperative as of the Effective Time. Patronage rebates for the 1997 short year will be calculated for the period January 1 through the Effective Time on the same basis as in the past; however, 100% of the rebate will be paid to the Shareholders in cash. Payment of the 1996 patronage, which, based on 1996 projected operating results is estimated to be approximately $64 million, is anticipated to be made in cash shortly following the Initial Public Offering. If the Initial Public Offering is not consummated by the end of March 1997, the Company anticipates distributing 1996 patronage partly in cash and partly in Patronage Certificates, and such Patronage Certificates will be redeemed following the Initial Public Offering. Following the Effective Time, neither AWG nor AWG Group will operate as a cooperative and, accordingly, will not pay rebates to retailers.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Each director of AWG is affiliated with a Shareholder of AWG and, as such, may be deemed to have an interest in those shares of AWG Common Stock held by such Shareholder that will be converted into shares of AWG Group Common Stock in the Merger. Some directors may be affiliated with a Shareholder who will have its Patronage Certificates redeemed with a portion of the proceeds from the Initial Public Offering. See "THE MERGER--Treatment of Outstanding Patronage Certificates" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

MERGER PROCEDURES

  Promptly after the Effective Time, AWG will cause to be mailed to each person who was, at the Effective Time, a qualified holder of shares of AWG Common Stock, a letter of transmittal and instructions for use in effecting the receipt of shares of AWG Group Common Stock. Each holder will be required to deliver a sworn statement acknowledging that AWG is in possession of its stock certificate. Upon receipt of such acknowledgment, together with a properly executed letter of transmittal, the holder will be entitled to receive a certificate evidencing the number of shares of AWG Group Common Stock to which it is entitled pursuant to the Merger Agreement. No fractional Shares will be paid; the number of Shares of AWG Group Common Stock to which a Shareholder is entitled shall be rounded down to the nearest whole share. Each certificate that represented shares of AWG Common Stock immediately before the Effective Time shall be deemed for all purposes to evidence ownership of the number of shares of AWG Group Common Stock for which such shares of AWG Common Stock shall have been converted pursuant to the Merger Agreement, unless the owner thereof has properly exercised its dissenters' rights. Unless and until the exchange procedures have been satisfied, no dividend or other distribution, if any, payable to the holders of shares of AWG Group Common Stock as of any date on or after the Effective Time, shall be paid to the owner of such AWG Group Common Stock. Upon compliance with all procedures, there shall be paid to the record holder the amount, without interest thereon, of dividends and other distributions, if any, which subsequent to the Effective Time have become payable with respect to the number of shares of AWG Group Common Stock represented thereby. Notwithstanding the foregoing, no person shall be liable to any holder of certificates formerly representing shares of AWG Common Stock for any amounts paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

OPERATIONS AFTER THE MERGER

  AWG does not anticipate any changes in the day-to-day operations, personnel or management of its business following the Merger and historical levels of service and product selection should not be affected by the Merger. At the Effective Time, AWG will cease to operate as a cooperative and will not pay patronage rebates with respect to its operations after the Effective Time. All other discounts and allowances, such as Concentrated Purchase Allowance, Store Order Load Option and pallet allowances, are expected to continue as in the past.

DISSENTERS' RIGHTS

  Section 351.455 of the MGBCL, a copy of which is attached hereto as Annex C, entitles each holder of AWG Common Stock who dissents from the Merger and who follows the procedures set forth in Section 351.455 to receive the fair value of the holder's shares in cash. Under Section 351.455, a holder of AWG Common Stock may dissent and AWG will pay to such Shareholder, upon surrender of its certificate or certificates representing such shares, the fair value of such Shareholder's shares as of the day prior to the Special Meeting, if such Shareholder (i) files with AWG prior to or at the Special Meeting a written objection to the Merger; (ii) does not vote in favor thereof; and (iii) within 20 days after the Effective Time makes a written demand to AWG for payment of the fair value of the shares held by such Shareholder as of the day prior to the date of the Special Meeting. Such demand shall state the number and class of the shares owned by such Dissenting Shareholder. Written objections to the Merger and demands for the payment of fair value should be addressed to: AWG, 5000 Kansas Avenue, Kansas City, Kansas 66106, Attention: General Counsel. Shareholders who have not complied with all of these requirements shall be conclusively presumed to have consented to the Merger and shall be bound by the terms thereof. AWG will provide written notice of the Effective Time of the Merger to all Shareholders who have timely filed written notice of objection and not voted in favor of the Merger.

  A proxy marked "against" the Merger will not be deemed to be a written notice of objection to the Merger. A Shareholder who wishes to dissent from the Merger must provide a separate written notice of objection at or prior to the Special Meeting, must not vote "for" the Merger and must make written demand for payment within 20 days after the Effective Time of the Merger. A proxy marked "against" or "abstain" or a Shareholder's failure to vote with respect to the Merger will suffice as not voting in favor of the Merger.

  A beneficial owner of shares who is not the record owner may not assert dissenters' rights. If the stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, or by a nominee, the written demand asserting dissenters' rights must be executed by the fiduciary or nominee. If the stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in executing the demand, he is acting as agent for the record owner.

  If, within 30 days after the Effective Time, the value of such shares is agreed upon between the Dissenting Shareholder and AWG, payment therefor will be made within 90 days after the Effective Time upon the surrender by such Shareholder of the certificate or certificates representing such shares. Upon payment of the agreed value, the Dissenting Shareholder will cease to have any interest in such shares or in AWG.

  If, within such 30-day period, a Dissenting Shareholder and AWG do not agree as to value, then the Dissenting Shareholder may, within 60 days after the expiration of the 30-day period, file a petition in any court of competent jurisdiction asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against AWG for the amount of such fair value as of the day prior to the date of the Special Meeting, together with interest thereon to the date of such judgment. The judgment will be payable only upon, and simultaneously with, the surrender to AWG of the certificate or certificates representing shares with respect to which dissenters' rights have been exercised. Upon the payment of the judgment, the Dissenting Shareholder will cease to have any interest in such shares or in AWG. Unless the Dissenting Shareholder shall file such petition within the 60-day period, such shareholder and all persons claiming under such shareholder will be conclusively presumed to have approved and ratified the Merger and shall be bound by the terms thereof. The Company believes that the fair value of shares of AWG Common Stock will be equal to the book value of such shares at June 15, 1996.

  The right of a Dissenting Shareholder to be paid the fair value of its shares will cease if the Shareholder fails to comply with the procedures set forth in Section 351.455 or if the Merger Agreement is terminated for any reason.

  The foregoing does not purport to be a complete statement of the procedures to be followed by Shareholders desiring to exercise appraisal rights. In view of the fact that exercise of such rights requires strict adherence to the relevant provisions of the MGBCL, Shareholders who desire to exercise appraisal rights are advised to review with care all applicable provisions of law and to obtain legal counsel concerning proper compliance with applicable provisions of the MGBCL.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

  The following is a summary of the opinions of KPMG Peat Marwick LLP and Blackwell Sanders Matheny Weary & Lombardi L.C. about the material federal income tax consequences of the Merger to AWG and the Shareholders. Neither AWG nor AWG Group has requested, nor will they request, an advance ruling from the Internal Revenue Service as to the federal income tax consequences of the Merger. Therefore, there can be no assurance that the Merger will constitute a tax-free exchange, or that other favorable tax treatment will be made available to AWG or the Shareholders. This summary is not a complete description of all the tax consequences of the Merger. Shareholders' individual circumstances may affect the tax consequences of the Merger under applicable foreign, state or local laws. Accordingly, Shareholders are advised to consult their own tax advisors as to the specific tax consequences of the Merger to them.

  The Merger and the public offering of the shares of AWG Group will constitute parts of a tax-free exchange described in section 351(a) of the Internal Revenue Code. Consequently: (i) Shareholders of AWG will not recognize gain or loss on the receipt of AWG Group Common Stock in the Merger;
(ii) AWG will not recognize gain or loss as a result of the Merger; (iii) the basis of the AWG Group Common Stock in the hands of Shareholders will equal the basis of stock of AWG Common Stock exchanged; (iv) the holding period of the AWG Group Common Stock received by Shareholders upon consummation of the Merger will include the holding period of the AWG Common Stock exchanged; and
(v) the Merger will not affect the basis or holding period of the assets of AWG.

ABANDONMENT AND TERMINATION; AMENDMENT OF THE MERGER AGREEMENT

  Once it is approved by the Shareholders, the Merger Agreement may be abandoned and terminated before the Effective Time only by the AWG Board or the AWG Group Board if, in the sole judgment of either of them, they deem consummation of the Merger to be inadvisable for any reason. The Merger Agreement may be amended at any time before the Effective Time with the approval of the boards of directors of AWG, AWG Group and Merger Corp. but no such amendment may (i) alter or change the amount or kind of shares to be received by holders of AWG Common Stock, (ii) alter or change any of the terms or conditions of the Merger Agreement if such alteration or change would adversely affect the shares of AWG Group Common Stock, or (iii) alter or change any term of AWG Group's Articles of Incorporation. The Merger Agreement will terminate if not approved by the Shareholders by March 15, 1997.

                          RETAILER INCENTIVE PROGRAMS

  Because AWG operates in a cooperative manner, a retailer that wants to purchase from AWG must become a Shareholder. When AWG becomes a wholly-owned subsidiary of AWG Group, and operates as a stock corporation, such ownership will no longer be required. Obtaining new retailers, and retention of retailers that have recently joined, will nevertheless be just as important to AWG Group as retention of retailers that have been Shareholders for a long period of time. In order to provide an additional incentive to encourage additional retailers to purchase from AWG after the Merger and to encourage recent Shareholders to remain customers, AWG Group plans to institute two retailer stock option plans, effective upon the consummation of the Initial Public Offering.

NEW RETAILER INCENTIVE PROGRAM

  Pursuant to the terms of the New Retailer Incentive Program, AWG Group will reserve a number of shares equal to approximately 5% of the total shares outstanding after the Initial Public Offering for issuance under options granted to new retailers. AWG Group will have complete discretion as to the recipients and the number of shares subject to options. The options will be granted at the market price of the AWG Group Common Stock at the date of grant and will be exercisable for a 30-day period beginning (i) 45 calendar days after the end of the 36th consecutive fiscal month of AWG Group following the date of grant, if granted during the first three fiscal quarters of a given fiscal year, or (ii) 90 calendar days after the end of the 36th consecutive fiscal month of AWG Group following the date of grant, if granted during the fourth fiscal quarter of a given fiscal year. At the time an option is granted, AWG Group will establish an anticipated purchasing level for the new retailer. The retailer must meet a minimum percentage (currently set at 80%) of that level throughout each of the years during the three year option period in order for the option to remain exercisable. If the option is not or cannot be exercised at the end of its term, it will expire. All options granted under this program are non-transferable.

RECENT SHAREHOLDER OPTION PROGRAM

  Retailers who became Shareholders after January 1, 1996 ("Recent Shareholders") will be eligible to receive stock options to purchase 98,777 shares of AWG Group Common Stock under the Recent Shareholder Option Program on the Effective Date. The number of options granted to a Recent Shareholder was determined by comparing the number of shares actually received by such Recent Shareholder under the stock conversion allocation formula with the number of shares that would have been received under the formula had the retailer become a Shareholder on January 1, 1996. The number of options to be granted equals the difference between these two numbers. For example, if such Shareholder would have been allocated 15,000 shares under the conversion formula if it had become a Shareholder on January 1, 1996, but received only 10,000 shares under the formula because it became a Shareholder on April 1, 1996, this Recent Shareholder would receive an option to purchase an additional 5,000 shares. The options will be granted at the Effective Time and will be exercisable at the price at which shares are sold to the public in the Initial Public Offering. The options will be exercisable only during a 90-day period beginning 90 days after the end of the third full fiscal year after the date of grant. If, at any time throughout each of the years during the three year period, purchases by such Shareholder decline below 80% of the level of purchases used to calculate the number of option shares, the option will lapse and will no longer be exercisable. All options granted under this program are non-transferable.

FEDERAL INCOME TAX CONSEQUENCES OF RETAILER INCENTIVE PROGRAMS

  The proper tax treatment of the retailer incentive programs is not clear. AWG Group plans to rely on an analogy to stock options provided to employees and other service providers. It will not treat deliveries of options to purchase AWG Group Common Stock as causing recipients to recognize income and will not claim any deductions for such deliveries. It will treat the exercise of any option under the programs as a taxable event requiring optionees to treat the excess of the fair market value of the AWG Group Common Stock received over the option price as ordinary income and will claim deductions for equal amounts as if they were rebates on the sale of inventory. Information returns on Form 1099 will be issued for all income that optionees realize from the exercise of options, unless the amount of reportable income on any such return does not exceed $600 for the year.

  Participants in the retail incentive programs should consult their tax advisors about the programs because they may wish to adopt a different interpretation of the income tax laws as they apply to the programs. The most likely alternative would be to recognize income (which would be ordinary income in the case of the New Retailer Incentive Program but might be capital gain in the case of the Recent Shareholder Option Program) equal to the fair market value of an option when received and recognize no income at the time an option was exercised. Under this interpretation, AWG Group's deduction would be limited to the amount of ordinary income that an optionee realized, but since AWG would not be reporting those amounts on information returns, the Internal Revenue Service might take the position that it was not entitled to any deduction. If this interpretation were correct, optionees' basis for their stock would be limited to the amount they paid plus the amount of income, if any, recognized on receipt of the option; if the interpretation that AWG Group plans to adopt is correct, the basis of shares in optionees' hands will be the fair market value on the date of exercise.

  Since the applicable legal authority with respect to the tax treatment of the retail incentive programs may change, there can be no assurance that AWG Group's intentions with respect to the reporting of transactions under the program will not change. AWG Group does not plan to seek a ruling or other official sanction for the interpretation it adopts.

                          THE INITIAL PUBLIC OFFERING

  It is expected that approximately 10 million shares of AWG Group Common Stock will be offered in the Initial Public Offering. Such shares will constitute approximately 29% of the number of shares of the AWG Group Common Stock outstanding immediately following the Merger and consummation of the Initial Public Offering. In connection with the Initial Public Offering, AWG Group will grant the underwriters an option to purchase up to an additional
1.5 million shares of AWG Group Common Stock solely to cover over-allotments. In the event the over-allotment option is exercised, shares purchased in the Initial Public Offering will constitute approximately 32% of the outstanding shares of AWG Group Common Stock. Management of AWG expects that the Initial Public Offering will occur as soon as practicable after approval of the Merger Agreement. However, the AWG Board will retain the authority to delay the effectiveness of the Merger until such time, if any, that the AWG Board determines to be in the best interest of AWG and its Shareholders. AWG will not file a certificate of merger with the Secretary of State of the State of Missouri to effect the Merger unless AWG Group has entered into a firm commitment underwriting agreement with respect to the Initial Public Offering. The AWG Board may terminate the Merger Agreement following its approval by the Shareholders in the event that AWG Group does not enter into a firm commitment underwriting agreement within a reasonable time following the Special Meeting.

  AWG Group currently expects that the offering price for the shares of AWG Group Common Stock to be sold in the Initial Public Offering will be approximately $20 per share, but there can be no assurance that AWG Group will be able to sell the expected number of shares of AWG Group Common Stock at that price. The final public equity market valuation of AWG Group and resulting per share price used in the Initial Public Offering will be determined by the Board of Directors of AWG Group and the underwriters at the time of the Initial Public Offering and may be above or below $500 million and $20 per share, respectively. The net proceeds of the Initial Public Offering, after deduction of negotiated underwriters' commissions, filing fees and other costs associated with the offering, will be used by AWG Group (i) to redeem a portion of the outstanding Patronage Certificates and repay outstanding Member Deposit Certificates, (ii) to reduce amounts outstanding under AWG's revolving credit line that were borrowed to fund various recently completed capital projects,
(iii) to fund expansion of existing facilities or construction of new facilities, (iv) for potential strategic acquisitions, (v) to provide financing to retailers for store development, and (vi) for general corporate purposes.

                                CAPITALIZATION

  The following table sets forth the capitalization of AWG as of October 5, 1996, and the estimated pro forma adjustments and pro forma capitalization of AWG Group after giving effect to the Merger and the sale of 10 million shares of AWG Group Common Stock in the Initial Public Offering at the assumed price of $20 per share less estimated offering expenses, including underwriters' commissions. See "THE INITIAL PUBLIC OFFERING." The historical financial data upon which the following table is based is included in its entirety elsewhere in this Prospectus. The pro forma adjustments assume that the Merger occurred and the Initial Public Offering was consummated as of the date thereof, and that a portion of the net proceeds from the Initial Public Offering was used to redeem as of the date thereof approximately $68 million aggregate principal amount of outstanding Patronage Certificates and Member Deposit Certificates and that $38.4 million was used to repay other long-term debt.

                                                         OCTOBER 5, 1996
                                                  -----------------------------
                                                            PRO FORMA    PRO
                                                   ACTUAL  ADJUSTMENTS  FORMA
                                                  -------- ----------- --------
                                                     (DOLLARS IN THOUSANDS)
Long-term debt:
  Revolving credit agreement..................... $ 38,400  $ (38,400) $    --
  Patronage certificates.........................  109,484    (52,448)   57,036
  Member deposit certificates....................   12,024    (12,024)      --
  Other..........................................    8,491        --      8,491
                                                  --------  ---------  --------
    Total long-term debt......................... $168,399  $(102,872) $ 65,527
Shareholders' equity:
  Preferred stock................................      N/A        --        --
  Class A common stock, par value $100.00 per
   share, 12,000 shares authorized, 5,430 shares
   issued and outstanding........................ $    543  $    (543) $    --
  Class B common stock, par value $100.00 per
   share, 150,000 shares authorized, 14,870
   shares issued and outstanding.................    1,487     (1,487)      --
  Common stock, par value $0.01, 500 million
   shares authorized, issued 35 million shares...      --         350       350
  Additional paid-in capital.....................    1,964    187,680   189,644
  Retained earnings..............................   23,702        --     23,702
                                                  --------  ---------  --------
    Total shareholders' equity................... $ 27,696  $ 186,000  $213,696
                                                  --------  ---------  --------
    Total capitalization......................... $196,095  $  83,128  $279,223
                                                  ========  =========  ========

         SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

  The summary below sets forth selected consolidated historical financial data and selected consolidated pro forma financial data with respect to AWG and AWG Group, respectively. The financial data should be read in conjunction with the historical consolidated financial statements and related notes thereto of AWG and in conjunction with the pro forma condensed consolidated financial statements and related notes thereto of AWG Group included elsewhere in this Proxy Statement/Prospectus. See "Pro Forma Condensed Consolidated Financial Statements" and "Consolidated Financial Statements."

  The selected financial data presented below under the captions "Historical Income Statement Data" and "Historical Balance Sheet Data" as of and for each of the fiscal years in the five-year period ended December 30, 1995 are derived from the audited consolidated financial statements of AWG. The consolidated financial statements as of December 31, 1994 and December 30, 1995 and for each of the fiscal years in the three-year period ended December 30, 1995 and the independent auditors' report thereon, are included elsewhere in this Proxy Statement/Prospectus. The selected financial data under the captions "Historical Income Statement Data" and "Historical Balance Sheet Data" as of October 7, 1995 and October 5, 1996 and for each of the forty week periods then ended are derived from unaudited condensed consolidated financial statements which are included elsewhere in this Proxy Statement/Prospectus. The data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Proxy Statement/Prospectus.

                                                                HISTORICAL
                          --------------------------------------------------------------------------------------
                                                FISCAL YEAR ENDED(1)                         FORTY WEEKS ENDED
                          ---------------------------------------------------------------- ---------------------
                          DECEMBER 28, DECEMBER 26, DECEMBER 25, DECEMBER 31, DECEMBER 30, OCTOBER 7, OCTOBER 5,
                              1991         1992         1993         1994         1995        1995       1996
                          ------------ ------------ ------------ ------------ ------------ ---------- ----------
                                                          (DOLLARS IN MILLIONS)
Income Statement Data:
 Net sales..............    $2,124.7     $2,279.9     $2,419.2     $2,484.6     $2,836.2    $2,122.1   $2,344.2
 Cost of goods sold.....     2,015.2      2,149.5      2,276.5      2,335.4      2,658.5     1,987.7    2,186.8
                            --------     --------     --------     --------     --------    --------   --------
 Gross profit...........       109.5        130.4        142.7        149.2        177.7       134.4      157.4
 General &
  administrative
  expenses..............        57.3         72.4         84.4         90.5        115.0        81.9       94.4
                            --------     --------     --------     --------     --------    --------   --------
 Operating income.......        52.2         58.0         58.3         58.7         62.7        52.5       63.0
 Interest expense.......         9.4          8.1          8.4          6.8          8.0         6.6        8.4
 Other income, net......         4.9          2.8          4.7          5.3          4.7         4.6        6.1
 Income tax expense
  (benefit).............         2.5          2.1          1.7          1.9         (0.2)        0.7        1.6
                            --------     --------     --------     --------     --------    --------   --------
 Net income.............    $   45.2     $   50.6     $   52.9     $   55.3     $   59.6    $   49.8   $   59.1
                            ========     ========     ========     ========     ========    ========   ========

                                                         PRO FORMA(2)
                                              ----------------------------------
                                                                   FORTY
                                              FISCAL YEAR      WEEKS ENDED
                                                 ENDED     ---------------------
                                              DECEMBER 30, OCTOBER 7, OCTOBER 5,
                                                  1995        1995       1996
                                              ------------ ---------- ----------
                                               (DOLLARS IN MILLIONS, EXCEPT PER
                                                      SHARE INFORMATION)
Pro forma income statement data:
 Operating income...........................     $62.7       $52.5      $63.0
 Interest expense...........................       2.8         2.6        3.1
 Other income, net..........................       4.6         4.6        6.1
 Income taxes...............................      25.8        21.8       26.4
                                                 -----       -----      -----
 Net income.................................     $38.7       $32.7      $39.6
                                                 =====       =====      =====
 Pro forma net income per share.............     $1.11       $0.93      $1.13
                                                 =====       =====      =====

                                                                HISTORICAL
                          ----------------------------------------------------------------------------------------
                                                FISCAL YEAR ENDED(1)                         FORTY WEEKS ENDED
                          ---------------------------------------------------------------- -----------------------
                          DECEMBER 28, DECEMBER 26, DECEMBER 25, DECEMBER 31, DECEMBER 30, OCTOBER 7,   OCTOBER 5,
                              1991         1992         1993         1994         1995        1995         1996
                          ------------ ------------ ------------ ------------ ------------ ----------   ----------
                                                          (DOLLARS IN MILLIONS)
Other Data:
 Depreciation and
  amortization..........     $  7.4       $  9.5       $  9.1       $  9.3       $ 11.3      $  6.3       $  8.4
 Capital expenditures
  (3)...................       12.8         21.3          5.5         15.1         18.7        15.8         18.8
Statistical Data:
 Revenue growth (4).....       6.47%        7.30%        6.11%        2.70%       14.15%      15.06%       10.47%
 Net income growth......       5.85%       11.95%        4.55%        4.54%        7.78%       8.59%       18.67%
 Gross margin...........       5.15%        5.72%        5.90%        6.00%        6.26%       6.33%        6.71%
 Operating income
  margin................       2.46%        2.54%        2.41%        2.36%        2.21%       2.47%        2.69%
 Inventory turnover.....      23.00x       21.27x       21.18x       21.67x       20.30x      21.82x(5)    18.08x(5)
Balance Sheet Data:
 Cash and cash
  equivalents...........     $ 33.9       $ 27.6       $ 27.1       $ 16.9       $ 18.1      $ 10.8       $  9.3
 Working capital........       49.1         44.1         54.0         29.9         31.4        68.6         74.7
 Total assets...........      309.5        302.7        320.6        339.2        439.7       442.5        462.5
 Long-term obligations..        2.4          1.7          1.2          0.7         31.8        33.8         38.4
 Patronage
  certificates--long
  term..................       80.9         88.2         94.4        102.0        112.4        99.8        109.5

--------
(1) AWG's fiscal year consists of thirteen four-week periods ending on the last Saturday of December. Fiscal 1994 consisted of 53 weeks.
(2) Pro forma net income reflects reduction of interest expense as a result of application of a portion of the proceeds from the Initial Public Offering and provision for income taxes. See Pro Forma Unaudited Condensed Consolidated Financial Statements.
(3) Capital expenditures in 1992 included costs of an expansion to the Springfield warehouse and office expansion in Kansas City.
(4) Revenue growth in 1992 reflects the addition of the Food Barn volume which peaked and then declined until the Food Barn stores were purchased by AWG retailers in April of 1994. Revenue growth in 1995 reflects the opening in April of the Oklahoma City division.
(5) On an annualized basis.

        PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  The unaudited pro forma condensed consolidated financial statements of the Company have been prepared on the assumption that the Merger had occurred and the offering had been completed as of the beginning of the 1995 fiscal year and the beginning of the periods for the forty week periods ended October 7, 1995 and October 5, 1996 for the pro forma condensed consolidated statements of earnings and as of the balance sheet date for the pro forma condensed consolidated balance sheet. The Merger will be accounted for at predecessor cost. Adjustments have been made to reflect the Merger, the offering and the other assumptions described in the notes to the unaudited pro forma condensed consolidated financial statements. Management believes that, on the basis of the assumptions described in the notes to the unaudited pro forma condensed consolidated financial statements, the pro forma condensed consolidated financial statements reflect a reasonable estimate of the effects of the Merger and the offering, but are not necessarily indicative of the financial position or results of operations of the Company, if the Merger and the offering had taken place on the dates indicated and are not intended to project future financial position or results of operations.

       PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                               FISCAL YEAR ENDED                 FORTY WEEKS ENDED                 FORTY WEEKS ENDED
                               DECEMBER 30, 1995                  OCTOBER 7, 1995                   OCTOBER 5, 1996
                         --------------------------------  --------------------------------  --------------------------------
                                       PRO                               PRO                               PRO
                                      FORMA                             FORMA                             FORMA
                                     ADJUST-                           ADJUST-                           ADJUST-
                           ACTUAL     MENTS    PRO FORMA     ACTUAL     MENTS    PRO FORMA     ACTUAL     MENTS    PRO FORMA
                         ----------  --------  ----------  ----------  --------  ----------  ----------  --------  ----------
                                                            (DOLLARS IN THOUSANDS)
Net sales..............  $2,836,216       --   $2,836,216  $2,122,143       --   $2,122,143  $2,344,220       --   $2,344,220
Cost of goods sold.....   2,658,478       --    2,658,478   1,987,712       --    1,987,712   2,186,819       --    2,186,819
                         ----------  --------  ----------  ----------  --------  ----------  ----------  --------  ----------
 Gross profit..........     177,738       --      177,738     134,431       --      134,431     157,401       --      157,401
General and
 administrative
 expenses..............     115,056       --      115,056      81,926       --       81,926      94,387       --       94,387
                         ----------  --------  ----------  ----------  --------  ----------  ----------  --------  ----------
 Operating income......      62,682       --       62,682      52,505       --       52,505      63,014       --       63,014
Other income
 (expenses):
 Interest income.......       4,809       --        4,809       4,176       --        4,176       3,874       --        3,874
 Interest expense (note
  3)...................      (8,056)    5,212      (2,844)     (6,599)    3,997      (2,602)     (8,396)    5,332      (3,064)
 Other, net............         (66)      --          (66)        376       --          376       2,224       --        2,224
                         ----------  --------  ----------  ----------  --------  ----------  ----------  --------  ----------
                             (3,313)    5,212       1,899      (2,047)    3,997       1,950      (2,298)    5,332       3,034
                         ----------  --------  ----------  ----------  --------  ----------  ----------  --------  ----------
Income before income
 taxes.................      59,369     5,212      64,581      50,458     3,997      54,455      60,716     5,332      66,048
Income taxes
 (note 4)..............        (203)   26,035      25,832         682    21,100      21,782       1,651    24,768      26,419
                         ----------  --------  ----------  ----------  --------  ----------  ----------  --------  ----------
 Net income............  $   59,572  $(20,823) $   38,749  $   49,776  $(17,103) $   32,673  $   59,065  $(19,436) $   39,629
                         ==========  ========  ==========  ==========  ========  ==========  ==========  ========  ==========


 See notes to unaudited pro forma condensed consolidated financial statements.

            PRO FORMA UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET


                                                               OCTOBER 5, 1996
                                                        -----------------------------
                                                                  PRO FORMA    PRO
                        ASSETS                           ACTUAL  ADJUSTMENTS  FORMA
                        ------                          -------- ----------- --------
                                                           (DOLLARS IN THOUSANDS)
Current assets:
  Cash and cash equivalents (note 1)..................  $  9,327  $ 76,200   $ 85,527
  Receivables, net....................................   102,051       --     102,051
  Inventories.........................................   145,903       --     145,903
  Other current assets................................    24,832       --      24,832
                                                        --------  --------   --------
    Total current assets..............................   282,113    76,200    358,313
                                                        --------  --------   --------
Notes receivable from shareholders, maturing after one
 year.................................................    35,094       --      35,094
Property and equipment, net...........................   101,083       --     101,083
Intangibles, net of accumulated amortization..........    30,657       --      30,657
Other assets..........................................    13,584       --      13,584
                                                        --------  --------   --------
    Total assets......................................  $462,531  $ 76,200   $538,731
                                                        ========  ========   ========
         LIABILITIES AND SHAREHOLDERS' EQUITY
         ------------------------------------
Current Liabilities:
  Accounts payable....................................  $154,197  $    --    $154,197
  Patronage payable:
    Cash portion of current year patronage (notes 1
     and 5)...........................................       --     59,065     59,065
    Patronage certificates payable within one year....    10,425    (3,552)     6,873
  Accrued expenses and other current liabilities (note
   1).................................................    42,749    (3,376)    39,373
                                                        --------  --------   --------
      Total current liabilities.......................   207,371    52,137    259,508
                                                        --------  --------   --------
Long-term obligations maturing after one year (note
 1)...................................................    38,400   (38,400)       --
Members' certificates (note 1):
  Patronage certificates..............................   109,484   (52,448)    57,036
  Deposits............................................    12,024   (12,024)       --
Deferred income and other liabilities.................     8,491       --       8,491
                                                        --------  --------   --------
      Total liabilities...............................   375,770   (50,735)   325,035
Interim net income (notes 1 and 5)....................    59,065   (59,065)       --
Shareholders' equity (notes 1 and 2):
  Preferred stock.....................................       N/A       --         --
  Common stock, $100 par value:
    Class A, voting...................................       543      (543)       --
    Class B, nonvoting................................     1,487    (1,487)       --
  Common stock, $.01 par value........................       --        350        350
  Additional paid-in capital..........................     1,964   187,680    189,644
  Retained earnings...................................    23,702       --      23,702
                                                        --------  --------   --------
      Total shareholders' equity......................    27,696   186,000    213,696
                                                        --------  --------   --------
      Total liabilities and shareholders' equity......  $462,531  $ 76,200   $538,731
                                                        ========  ========   ========


 See notes to unaudited pro forma condensed consolidated financial statements.

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Reflects the receipt of the net proceeds from the Initial Public Offering and application of a portion of those proceeds to repay the outstanding balances of the revolving credit agreement, mortgage note payable, Member Deposit Certificates, and to redeem certain Patronage Certificates and accrued interest thereon.
2. Reflects the exchange of existing Class A and Class B common stock for new shares of Common Stock.
3. Reduction of interest expense as a result of application of a portion of the proceeds from the Initial Public Offering as described in note 1.
4. Provision for estimated income taxes using a 40% effective tax rate.
5. In accordance with the bylaws of AWG, the patronage portion of income before income taxes is determined annually and distributed to members of AWG as patronage rebates. Since patronage rebates are determined only at year end, the amount of interim net income has been reflected as a separate item in the accompanying unaudited pro forma condensed consolidated balance sheet. As a result of the Merger and the Initial Public Offering, 100% of 1996 patronage rebates will be paid in cash in fiscal 1997.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Currently, the Company operates as a cooperative wholesaler owned by its retailer members. As such, the Company distributes its net income each year to its retailers as patronage refunds based upon each retailer's relative level of purchases. The Company does not pay income tax on income distributed to its retailers. Effective with the consummation of the Merger, the Company will cease paying patronage refunds and commence paying income tax on its earnings.

  The grocery wholesale industry is characterized by high sales volumes and fixed costs and relatively low operating margins. Wholesalers seek to purchase products at the lowest cost possible and to reduce operating expenses whenever possible. Successful wholesalers are able to increase their customer base through competitive pricing, thus increasing sales and leveraging fixed operating costs.

  Substantially all of the Company's revenues come from the sale of food and non-food products to retailers. Retailer support services, including store development and marketing and other support services, are designed to increase retailer sales (and, consequently, Company sales) and, therefore, are generally provided on a cost recovery basis. Loans and other direct retailer financing transactions are also designed to increase sales volumes and, therefore, are structured to provide a reasonable return to the Company while providing a cost to the retailer below prevailing market rates. Inflation does not have a significant impact on the Company's revenue or net income.

  Sales of perishable items accounted for over 42% of revenues and 49% of net warehouse sales in fiscal 1995. Perishables generally have a higher margin than other food or non-food items. In 1995, the Company began a significant emphasis on the distribution of health and beauty and general merchandise products through its new Valu Merchandisers subsidiary, providing additional product variety and revenue diversification.

  Expansion activities have had a financial impact from period to period. The addition of Valu Merchandisers in the beginning of 1995 and the Company's Oklahoma City distribution center in April 1995 resulted in additional operating expense. Subsequent to April 1995, revenues increased from the Oklahoma expansion as additional retailers were added to the Company's customer base. As of October 5, 1996, 160 stores were being supplied from the Oklahoma distribution center. The Company also increases its retailer base by attracting retailers from other wholesalers and assisting retailers in upgrading, expanding or developing new stores. Through these expansion efforts, the Company has increased its retailer base from 700 stores in 1990 to over 830 in 1996 and has substantially increased the overall square footage of its retailer base.

  In April 1995, the Company acquired, among other things, inventory, fixtures, a distribution center and 29 supermarket properties from Homeland for cash of $73.3 million. The Company concurrently sold the supermarket properties acquired from Homeland to existing members for cash of $16.3 million and notes receivable of $14.5 million. In addition, the Company also entered into an agreement with Homeland whereby the Company supplies the supermarkets retained by Homeland and Homeland became a member of AWG. The supply agreement requires the Company to make quarterly payments over the seven year life of the agreement. The Company recorded intangible assets of $19.4 million in connection with this transaction representing the acquisition of wholesale volume. The purpose of the Homeland transaction was to expand market territory in the Oklahoma and Texas regions.

  In March 1994, the Company acquired 38 supermarket properties and an office building from Food Barn for cash of $41.0 million. The Company concurrently sold the supermarket properties acquired from Food Barn to existing members for cash of $15.1 million and notes receivable of $10.9 million. The Company also recorded other intangible assets of $13.7 million, representing the acquisition of wholesale volumes. The purpose of the Food Barn transaction was to maintain and expand market share in the metropolitan Kansas City area and Wichita, Kansas area.

  The Company operates on a 52/53 week fiscal year ending the last Saturday of December. The first and second quarter of each fiscal year consist of twelve weeks, the third quarter consists of sixteen weeks, and the fourth quarter consists of twelve weeks, with the exception of 53-week years, when the fourth quarter has 13 weeks.

  Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Proxy Statement/Prospectus. The following table sets forth the major components of the Company's historical consolidated statements of earnings as a percent of revenues:

                                   FISCAL YEAR ENDED              FORTY WEEKS ENDED
                         -------------------------------------- ---------------------
                         DECEMBER 25, DECEMBER 31, DECEMBER 30, OCTOBER 7, OCTOBER 5,
                             1993         1994         1995        1995       1996
                         ------------ ------------ ------------ ---------- ----------
Net sales...............    100.00%      100.00%      100.00%     100.00%    100.00%
Cost of goods sold......     94.10        94.00        93.74       93.67      93.29
                            ------       ------       ------      ------     ------
 Gross margin...........      5.90         6.00         6.26        6.33       6.71
General and
 administrative
 expenses...............      3.49         3.64         4.05        3.86       4.02
                            ------       ------       ------      ------     ------
 Operating income.......      2.41         2.36         2.21        2.47       2.69
Interest expense........      0.34         0.27         0.28        0.31       0.36
Other income............      0.19         0.21         0.17        0.22       0.26
Income tax expense
 (benefit)..............      0.07         0.08        (0.01)       0.03       0.07
                            ------       ------       ------      ------     ------
 Net income.............      2.19%        2.22%        2.10%       2.35%      2.52%
                            ======       ======       ======      ======     ======

FORTY WEEKS ENDED OCTOBER 5, 1996 COMPARED TO FORTY WEEKS ENDED OCTOBER 7,
1995.

  Net sales for the forty week period ended October 5, 1996 were $2.3 billion, an increase of $222.1 million or 10.5% compared to the forty week period ended October 7, 1995. Of the $222.1 million increase in net sales, $147.9 million was attributable to additional volume generated from the April 1995 Oklahoma City expansion. Net sales for the Company's private label products for the forty week period ended October 5, 1996 were $255.0 million compared to $221.8 million for the forty week period ended October 7, 1995. Other sales increases resulted from a Company-supplied retailer acquiring ten stores in July of 1995 that were previously owned by a large self distributing retailer. Indicative of the sales increase is the growth in AWG sales to the Company's licensed concept stores in the Kansas City market. See "BUSINESS--Concept Stores." Increases in AWG sales to concept stores on a same store basis for the 1996 period compared to the 1995 period were: Apple Market stores, 9.39%; Sun Fresh stores, 12.27%; Thriftway stores, 5.59%; Price Chopper stores, 3.51% and Country Mart stores, 0.32%. In computing such sales, stores open at least 12 months are compared from period to period. Also, sales increases resulted from the addition of new stores and increased retail floor space to the Company's customer base. Retail development added 1,905,300 square feet of retail space during the 1996 period and the Company added 59 retail stores to its customer base. In addition, expansion and replacement stores by existing members added 9 stores and 294,808 square feet of retail space.

  Gross margin was 6.71% of net sales or $157.4 million for the 1996 forty week period compared to 6.33% or $134.4 million for the prior period. The increase in gross margin is attributable to the change in product mix towards higher margin perishable products as shown by the following comparison of the 1996 period to the 1995 period product sales data as a percentage of warehouse sales: meat sales, 20.50% versus 20.11%; produce sales, 8.37% versus 7.97%; dairy sales, 7.17% versus 6.69%; frozen foods sales, 6.06% versus 5.73%; deli sales, 2.36% versus 2.22% and bakery sales, 1.58% versus 1.40%. Other improvements in gross margin were attributable to improved inventory management and procurement practices.

  General and administrative expenses were $94.4 million or 4.0% of sales for the 1996 forty week period compared to $81.9 million or 3.9% of sales for the same period in 1995. General and administrative expenses increased $8.4 million and $2.9 million for the Oklahoma City distribution center and Valu Merchandisers, respectively, for the 1996 period. Oklahoma City began operations in April 1995 and Valu Merchandisers began operations in July 1995. Both the Oklahoma City distribution center and Valu Merchandisers were fully operational during the 1996 period.

  For the forty week periods, interest income was $3.9 million in 1996 versus $4.2 million in 1995.

  For the forty week periods, interest expense was $8.4 million in 1996 compared to $6.6 million in 1995. The increase in 1996 is attributable to higher average borrowings under a revolving credit facility.

1995 COMPARED TO 1994

  Fiscal 1995 results of operations reflect the effects of two significant initiatives that were completed by the Company during the year. In April 1995, the Company expanded into Oklahoma City and immediately added 102 stores to its retailer base. In June 1995, the final phases of construction were completed on the Valu Merchandisers distribution facility at Fort Scott, Kansas and Valu Merchandisers began distributing product on a limited basis, adding customers as rapidly as possible.

  Net sales for fiscal 1995 were $2.84 billion, an increase of $352 million or 14.15% compared to sales of $2.48 billion for fiscal 1994, which was a 53 week year, with $36 million attributable to the extra week. The addition of retailers in Oklahoma City accounted for $212.6 million of the increase in 1995. Net sales for the Company's private label products for fiscal 1995 were $307 million compared to $269 million for fiscal 1994. Sales increases during the 1995 fiscal year also resulted from the addition of new stores and increased retail floor space to the Company's retailer base. The Company began supplying an additional 39 stores from the Oklahoma City distribution center that were previously supplied by other wholesalers and a Company-supplied retailer acquired ten stores in July 1995 that were previously owned by a large self-distributing retailer. Retail development added 758,000 square feet of retail space due to retail expansion and new store openings during 1995.

  Gross margin was 6.26%, or $177.7 million for fiscal 1995 compared to 6.00%, or $149.2 million, during fiscal 1994. Margin improvement in 1995 was attributable to the continued emphasis on improving perishables presentations and merchandising throughout its retail customer base. Other improvements in gross margin were attributable to improved inventory management and procurement practices.

  General and administrative expenses were $115.1 million, or 4.05% of sales, for fiscal 1995 compared to $90.5 million, or 3.64%, in fiscal 1994 as the non-recurring costs associated with the opening of the Oklahoma City and Valu Merchandisers distribution centers increased operating expenses.

  Interest expense was $8.1 million in fiscal 1995 compared to $6.8 million in fiscal 1994. The increase in interest expense related to borrowings under a new revolving credit facility in April 1995 to facilitate the opening of Oklahoma City and Valu Merchandisers facilities, including purchase of inventories.

  Interest income was $4.8 million in fiscal 1995 compared to $4.1 million in fiscal 1994.

1994 COMPARED TO 1993

  Net sales for fiscal 1994 were $2.48 billion, an increase of $65.4 million or 2.70% compared to fiscal 1993 sales of $2.42 billion. 1994 was a 53 week year with $36 million of net sales attributable to the extra week. Net sales for the Company's private label products for fiscal 1994 were $269 million compared to $265 million for fiscal 1993. The addition of new retailers and stores resulted in the remainder of the increase in sales. In March 1994, the Company acquired and simultaneously sold 38 stores supplied by the Company in connection with the bankruptcy of Food Barn Stores, Inc. ("Food Barn"), the owner of the stores. Many of these stores required substantial remodeling and several of them were closed by the retailer for an extended period of time for major remodeling, resulting in lost sales during the 1994 period. The effect of temporarily closing stores for remodeling decreased sales by AWG to such stores in 1994 by an estimated $35 million.

  Gross margin was 6.00%, or $149.2 million, for fiscal 1994 compared to 5.90%, or $142.7 million, for fiscal 1993.

  General and administrative expenses were $90.5 million or 3.64% of sales in fiscal 1994 compared to $84.4 million or 3.49% of sales in fiscal 1993. There was an increase in expenses and fees with respect to a truck fleet lease that had been subleased by the Company from Food Barn and subsequently terminated. Early developmental costs associated with the construction of the Valu Merchandisers warehouse in Fort Scott began in 1994, and additional personnel cost was incurred as the Company began hiring Valu Merchandisers executive staff.

  Interest expense was $6.8 million in 1994 compared to $8.4 million in 1993. Effective in January 1994, the interest rate paid by the Company to retailers for outstanding Patronage Certificates was reduced from 8% to 6%, resulting in a savings of approximately $2 million annually.

  Interest income was $4.1 million in fiscal 1994 compared to $3.4 million in fiscal 1993.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal sources of liquidity are cash flows provided by operating activities and borrowings under the revolving credit agreement. The Company generated cash from operating activities of $70.9 million, $78.2 million and $73.2 million for the 1993, 1994 and 1995 fiscal years, respectively. The Company generated cash from operating activities of $34.3 million and $46.8 million for the forty week periods ended October 7, 1995 and October 5, 1996, respectively. The increase in cash provided by operating activities in 1996 was attributable primarily to higher net income.

  The increases in inventories of $50.2 million and accounts payable of $42.8 million at December 30, 1995 as compared to December 31, 1994 are principally attributable to the addition of the Oklahoma City distribution center and the opening of the Valu Merchandisers distribution center during 1995. The increases in intangible assets of $18.3 million and notes receivable from shareholders of $11.6 million at December 30, 1995 as compared to December 31, 1994 are attributable to the Homeland transaction, as previously described.

  The Company used net cash in investing activities of $27.9 million, $43.0 million and $59.5 million during the 1993, 1994 and 1995 fiscal years, respectively. The Company used cash of $25.9 million in fiscal 1994 for the acquisition of certain Food Barn assets, and $57.0 million in fiscal 1995 for the acquisition of certain Homeland assets. The increase in capital expenditures in fiscal 1995 reflects the construction of the new Valu Merchandisers warehouse facility. The Company used net cash in investing activities of $51.8 million and $19.7 million during the forty week periods ended October 7, 1995 and October 5, 1996, respectively. The higher cash used in 1995 principally reflects the acquisition of certain Homeland assets.

  The Company used net cash in financing activities of $43.5 million, $45.5 million and $12.5 million during the 1993, 1994 and 1995 fiscal years, respectively. The decrease in cash used in financing activities in fiscal 1995 reflects the net proceeds of $31.6 million from borrowings under the revolving credit agreement. The Company provided/(used) net cash in financing activities of $11.4 million and $(35.8) million during the forty week periods ended October 7, 1995 and October 5, 1996. The change in cash from financing activities in 1996 was attributable primarily to lower borrowings under the revolving credit agreement.

  The Company's working capital and current ratio were $29.9 million and 1.15 to 1, respectively, at December 31, 1994 compared to $31.4 million and 1.13 to 1, respectively, at December 30, 1995. The Company's working capital and current ratio were $74.7 million and 1.36 to 1, respectively, at October 5, 1996. The change in working capital and current ratio is due primarily to the accrual for current year patronage which in accordance with the Company's Bylaws is determined at year-end and distributed to Shareholders of the Company as patronage rebates. Accordingly no accrual has been made for current year patronage as a current liability at October 5, 1996.

  In 1995, the Company entered into a revolving credit agreement with a bank which currently provides for borrowings up to $120 million. Borrowings outstanding under this agreement were $31.6 million and $38.4 million at December 30, 1995 and October 5, 1996, respectively. The agreement includes financial covenants regarding working capital, current ratio, fixed charge coverage and net worth. At October 5, 1996, $81.6 million was available under the revolving credit agreement.

  The Company estimates capital expenditures of approximately $46.4 million for fiscal 1996 of which approximately $20 million relates to an expansion of the Kansas City warehouse facility.

  The Company believes that cash flows from operating activities along with amounts available under the revolving credit agreement will be adequate to meet its anticipated cash requirements.

                                   BUSINESS

GENERAL

  Based on 1995 industry sales, AWG is the sixth largest wholesale food distributor in the United States. AWG buys, resells and delivers a wide variety of groceries, frozen foods, meats, produce, dairy products, bakery, deli, health and beauty products and general merchandise to over 840 retail grocery stores throughout a ten state area. AWG offers its retailer customers a dependable supply and prompt delivery of over 16,000 food and over 16,000 non-food items at competitive prices. Its four distribution centers, located in Kansas City, Kansas, Springfield, Missouri, Oklahoma City, Oklahoma and Fort Scott, Kansas, contain over 2,375,000 square feet of space, including over 736,000 square feet of perishable space and over 400 dock doors. The Company owns and operates a fleet of approximately 240 tractors and 540 trailers, which travel over 20 million miles a year.

  AWG has operated as a retailer-owned cooperative grocery wholesaler throughout most of its 70 year history and has had 40 consecutive years of increased sales and has achieved 23 consecutive years of increased profitability. Since 1992, 129 stores have been added to the Company's retailer base from other wholesalers.

  The Company believes that its success is driven by the success of its retailers. Accordingly, AWG's ability to deliver low cost of goods and to provide a comprehensive range of sophisticated support services assists retailers in increasing sales and profits. These services include store development and engineering services, financing assistance, merchandising and advertising services, technological support and insurance services. AWG provides its retailers the competitive advantages available to self-distributing retailers, while giving its retailers the autonomy vital to local merchandising and operating success. This approach combines the purchasing power, operating efficiency and broad service range available through a large scale distribution operation with the flexibility and entrepreneurship provided by a local operator.

  The United States wholesale grocery industry is highly competitive and undergoing consolidation. According to a 1993 study released by the National-American Wholesale Grocers' Association, the industry experienced an annual growth rate of 5.6% from 1980 through 1991; and an estimated 56% of total grocery sales ($410 billion) was supplied by wholesalers, while the remaining 44% was supplied by self-distributing retailers and alternative format retailers. Management believes that as a result of the Company's acquisition experience, its improved financial strength following the Merger and the Initial Public Offering and its ability as a public company to issue stock in connection with acquisitions, AWG will be well positioned to take advantage of industry consolidation by pursuing strategic acquisitions.

BUSINESS STRATEGY

  The Company believes that its success depends upon the success of its retailers. The Company's business strategy is to increase sales and profitability by employing its purchasing power, distribution expertise and retail knowledge (i) to control costs, (ii) to maintain highly efficient distribution centers, (iii) to enhance the competitiveness of its retailers, and (iv) to assist its retailers in identifying, developing and implementing opportunities for growth. Key components of this strategy include the following:

  Maintain Close Relationships with Progressive Retailers. AWG strives to develop and to maintain a close relationship with innovative and aggressive retailers. Management believes that the Company's focus on its retailers' success has resulted in a high rate of customer retention and improved retailer penetration of their markets and enhanced AWG's ability to recruit new retailers.

  Provide Lowest Cost of Goods. The Company leverages the purchasing power of its retailers' 820 retail stores to obtain what management believes is the lowest price available on substantially all AWG supplied items. In addition, distribution costs are minimized through the efficiencies provided by the Company's large, strategically located distribution centers and the concentration of AWG's retailers in their respective markets. The Company's buying power also allows it to provide its retailers significant cost savings on store equipment, decor and other items. All of the Company's retailer services and price discount programs are available to every retailer on the same terms, regardless of the number or size of stores the retailer operates.

  Emphasize Store Development. AWG assists retailers in every aspect of store development, including opening new stores and remodeling or renovating existing stores. The Company's goal is to establish a progressive retailer in the optimal location with an effective store concept in order to maximize the retailer's opportunity for success. To accomplish this, the Company assists in site selection and acquisition, store design and construction, and market specific positioning. The Company has developed customized concept stores, each with a different size, decor and product emphasis, in order to better serve specific markets. In addition, the Company provides store financing and real estate leasing to its retailers to encourage store development.

  Provide Retailer Support Services. AWG works closely with each retailer to provide a wide range of support services, including market analysis, product positioning, advertising, and training for retail employees. In addition, the Company assists its retailers by providing insurance, financial planning and management succession services, and other services ancillary to the operation of the retailer's business. All services are typically provided on a cost recovery basis.

  Sole Focus on Distribution Services. The Company focuses solely on buying, selling and delivering food and non-food items to retailers. The Company does not operate retail stores and believes that its single focus allows it to concentrate on continuing to improve the efficiency and effectiveness of its distribution services as well as avoiding conflicts with retailers.

GROWTH STRATEGY

  AWG's plan for continued growth focuses on increasing sales by existing retailers, developing new stores for existing retailers, attracting additional retailers, and pursuing strategic acquisitions. The key components of the Company's growth strategy include:

  Increasing Sales by Existing Retailers. AWG seeks to provide an expanding list of products to its retailers, such as its recent successful effort to penetrate health and beauty and general merchandise product sales through its Valu Merchandisers subsidiary. The Company's strong private label programs, including Best Choice, Best Choice Value Club and Always Save, assist AWG retailers in competing effectively in terms of price and quality against all classes of retail trade. In addition, the Company provides a wide variety of services designed to help its retailers increase their sales, including marketing and advertising, product category management, shelf management and other services.

  Developing Additional Stores for Existing Retailers. A key element in the Company's growth has been the ability of its retailers to open new stores or to remodel existing stores to expand their markets and market share. The Company provides a complete array of services to growing retailers, including market research, real estate acquisition assistance and store design and decor. The Company has established the Price Chopper, Country Mart, Price Mart, Apple Market and Sun Fresh customized concept stores which are licensed to retailers seeking to develop new stores. Each concept store format consists of stores with customized size, decor and product emphasis designed to meet the specific requirements of the selected location. In addition, AWG has actively made store financing and real estate leases available to its retailers for expansion and remodeling expenses. At October 5, 1996, AWG had retailer loans outstanding of $41.8 million and had over 114 real estate leasing transactions in existence with retailers.

  Attracting Additional Progressive Retailers. The Company focuses on attracting additional retailers by offering competitive product pricing and a full array of retailer support services, all of which are targeted at increasing retailer sales and profitability. Through these efforts, the Company has successfully attracted retailers from other wholesalers whose pricing policies and retailer support services are not as effective in helping the independent retailer be successful.

  Pursuing Strategic Acquisitions. Consolidation trends in the food distribution industry present opportunities for strategic acquisitions by AWG. The Company has in the past acquired retail stores, which it promptly resold to its retailers, and distribution facilities, which it retained and operated, both to serve new stores and as a hub from which to penetrate new geographic markets. AWG frequently evaluates acquisition opportunities and will continue to pursue strategic acquisitions with facilities and capacity to accommodate growth and to complement AWG's existing operations and geographic service areas. Stores that were acquired and resold to retailers in recent years accounted for annualized revenues of $213.6 million in 1995.

  In April 1995, AWG purchased a 526,000 square foot distribution center in Oklahoma City from Homeland Stores, Inc. ("Homeland"), then a self-distributing grocery retailer. Contemporaneously with this purchase, AWG arranged for the purchase by certain of its existing retailers of 29 of Homeland's 102 retail grocery stores located throughout Oklahoma, southern Kansas and northern Texas. In connection with this transaction, AWG and Homeland entered into a supply agreement establishing AWG as the primary supplier of grocery products to the remaining Homeland stores and granting AWG the right to purchase any of those stores in the event they cease to be operated by Homeland as retail grocery stores. Since its purchase of the Homeland distribution center, AWG has added 38 new stores to its Oklahoma division, which now supplies 166 total stores.

  In March 1994, AWG purchased out of bankruptcy certain assets of Food Barn, including 38 retail grocery stores and an office building. The office building and most of the grocery stores were located in the Kansas City, Missouri metropolitan area. The remaining stores were in the Wichita, Kansas area and rural Kansas and Missouri. All of the grocery stores were sold to AWG retailers pursuant to an auction process established by AWG management. Because all of the purchased stores had previously been supplied by AWG, the transaction allowed AWG to continue to supply the stores and maintain sales volume.

STORE DEVELOPMENT SERVICES

  AWG offers a complete array of store development services designed to position its retailers at the forefront of the constantly changing food retailing industry, including market analysis, site acquisition, store engineering and construction, store decor and store remodeling. AWG believes these services improve the ability of retailers to compete with all classes of retail trade. Retailers choose which services to obtain from AWG and, generally, are charged a fee that enables AWG to recover the cost of providing the service.

  Real Estate Services and Store Development. The Company has extensive experience in real estate development in all types of markets, having developed store networks in major metropolitan markets as well as single stores in small rural communities. Once an appropriate location is selected, the Company's experienced real estate personnel provide complete property development services to its retailers, and are available to assist retailers in negotiating to acquire or lease the property. Where deemed appropriate, the Company will lease a site and sublease it to the retailer.

  Working with size or site constraints, marketing information and retailer preferences, the Company then designs store layout and decor plans that are both trendsetting and functional. These plans contain the latest marketing concepts, departments, and labor or consumer timesaving ideas.

  The Company coordinates the various trade professionals involved on behalf of the retailer, assisting the architect/engineer in designing the store, the contractor in building the store, and the various trade fixture suppliers in equipping and decorating the store. Through volume purchasing and bid specifications, the Company endeavors to insure quality equipment packages at the lowest possible cost. Finally, the Company's design services insure that the store decor package reinforces the store's marketing philosophy. Once the decor package is designed, the Company may also fabricate and install the decor items.

  Market Research Services. The Company provides a complete range of market and consumer research to its retailers. The Company's counselors assist retailers with a detailed analysis of store operations, pricing, advertising, delivery schedules, inventory control and merchandising plans to help each retailer enhance its competitive position. Research services include:

  Sales Projection. In analyzing new or expanded store opportunities, the Company projects trade area potential, analyzes competition, and projects sales based on a recommended store size and market format. Demographic studies, traffic pattern surveys, and local consumer purchasing habits are assessed.

  Consumer Research. In an effort to delineate the strengths and weaknesses of major competitors in the marketplace, the Company conducts consumer telephone surveys. This research can be followed by focus group research to further assess consumer impressions.

  Customer Origin Survey. For existing stores, the Company can determine the trade area of the store, the potential of the trade area and the performance level of the store within the trade area.

  Analysis of Underperforming Stores. The Company provides an analysis of underperforming stores to determine their strengths and weaknesses and formulates marketing and operational recommendations targeted to improve performance.

  Retailer Credit Terms. AWG supplies products to its retailers under several types of credit arrangements. Payment schedules range from one to 14 days. Generally, the more collateral, guarantees or other evidence of financial strength or ability to pay which a retailer is able to provide, the longer the payment period for which that retailer qualifies. AWG's management periodically reviews and establishes the economic parameters that control the specific level of credit AWG is willing to extend to its retailers. These parameters include both general economic performance requirements and financial ratios as well as considerations relating to the historical performance of specific retailers.

  Retailer Financing. AWG also makes loans or otherwise facilitates the financing needed for expansions or other enhancements of its retailers' grocery businesses. Interest rates for these loans have generally been one percent over the prime rate. The criteria for the extension of such financing include the same considerations used with respect to the extension of credit for the purchase of goods. In addition, management evaluates the purpose or program for which the loan is proposed. AWG also actively seeks to assist retailers in obtaining financing from third-party lenders based on available collateral and overall financial strength. At October 5, 1996, the Company had an aggregate of $41.8 million of loans outstanding to its retailers.

  The Company will continue to assist retailers in their financing needs after the Merger and Initial Public Offering. The Company plans to use a portion of the proceeds of the Initial Public Offering to continue to fund direct retailer loans and real estate lease transactions. In addition, the Company plans to facilitate the ability of retailers to borrow funds by pledging their shares of AWG Group Common Stock to a third-party bank as collateral for loans used to improve the retailers' businesses. In connection with the early payment of Patronage Certificates, which, in many cases, collateralize credit extensions by AWG, the Company will evaluate whether individual retailers continue to satisfy its credit requirements and will require new collateral when necessary to maintain those standards.

  In-store Marketing. As a tool to build retail customer loyalty, increase per customer retail sales and build retailer market share, AWG offers its retailers a customized point-of-sale coupon and customer incentive system known as the Catalina Marketing Network. This in-store system allows the retailer to offer manufacturers' coupons, store coupons and other incentives to each customer based on that customer's purchases which can only be redeemed at the specific store. AWG retailers using the Catalina system have experienced an average monthly redemption rate of over 10%. Presently, the Catalina system is installed in over 270 of the stores supplied by the Company and in 1996 the system has generated over 20 million coupons representing aggregate customer purchase discounts of over $17 million.

CONCEPT STORES

  The Company has developed four concept store formats designed for use in different markets. AWG provides specific planning, designing, advertising and other support services for its concept stores and the retailer is charged a minimal fee for these services pursuant to a license agreement.

  Price Chopper and Price Mart stores range from 50,000 to 80,000 square feet, are value-priced stores with extensive variety in all departments and place a significant emphasis on high-quality perishables. They feature a wide range of health and beauty and general merchandise products, with pharmacies in many stores. Both of these concept stores are known as value priced super stores. Price Chopper and Price Mart stores are designed primarily for higher volume trade areas.

  Country Mart stores range from 25,000 to 45,000 square feet and are value-priced stores with high-quality perishables, including deli, bakery, floral, expanded health and beauty care and optional pharmacy. These stores are designated to compete in county seat-type towns and mid-size trade areas, i.e. serving populations of 5,000 to 25,000.

  Apple Market stores range from 15,000 to 25,000 square feet and emphasize high-quality perishables, a large selection of AWG brands and a high degree of customer service in neighborhood locations in both rural and metropolitan areas.

  Sun Fresh stores range from 28,000 to 50,000 square feet. The stores have a large selection of all types of high-quality perishables, including meat, produce, seafood, deli and bakery. These are primarily upscale stores serving a demographic of medium to upper income level customers and tailored to meet the needs of each trade area they service.

VALU MERCHANDISERS

  The Company's Valu Merchandisers subsidiary provides retailers a cost effective general merchandise and health and beauty care program. The single distribution center provides a centralized distribution point for all three AWG grocery divisions, providing selection, stocking and redistribution of approximately 16,000 different products. Valu Merchandisers performs all of the category management, promotional efforts, and shelf management programs for the 600 retailers using its services. Availability and variety of seasonal promotions, focused advertising and the Company's Best Choice private label program allow the retailer to compete aggressively in this product segment.

  Valu Merchandisers also operates the Company's pharmacy program, providing field consulting to retailers with in-store pharmacies, including direction for pharmacy placement and operational issues. Due to the combined volume of its retailers' pharmacy purchases, the Company is able to negotiate significant price discounts from the Company's suppliers of pharmacy products.

  Valu Merchandisers provides a complete range of retail marketing support and is responsible for developing new business as well as supporting existing retail stores with merchandising assistance and expertise. Valu Merchandisers maintains an independent sales department consisting of a full-time customer service representative, a full-time retail pricing specialist and a twenty-person field staff dedicated to improving health and beauty and general merchandise product sales. Similar to the Company's grocery retail support functions, Valu Merchandisers provides guidelines in areas such as competitive pricing, space allocation, gross profit objectives and seasonal merchandising assistance.

PRIVATE LABEL PROGRAMS

  AWG's successful private label programs provide retailers with a competitive advantage in their markets. The Company attempts to ensure consistent quality in its private label products through various means, including the use of an in-house quality assurance lab and crop and processing inspections through field visits. All AWG private label products provide to the consumer a 100% satisfaction guarantee. To promote private labels, the Company provides various merchandising events throughout the year, including targeted advertising, point of purchase materials and theme materials. The Company's brands are strategically positioned to assist retailers to meet consumer demand in the marketplace, and accounted for AWG sales of over $300 million in 1995, an increase of 14% over 1994. Case sales in 1995 were 28 million, an increase of 10% over 1994. AWG's private label programs consist of the following:

  Best Choice provides Grade A Fancy quality products in approximately 1,000 items. This program is designed to provide national brand quality to the consumer with a 15% to 20% savings.

  Always Save is a value label with strong price appeal and consistent quality in approximately 500 items. This program is designed to provide 20% to 40% savings to the consumer versus national brands. The Company has from time to time entered into licensing agreements with other noncompeting retailers and wholesalers for the rights to distribute Always Save products.

  Valu Merchandisers' Best Choice consists of 410 national brand equivalent items that represent the best selling products in major categories and is designed to provide a savings to consumers of 20% to 40% versus national brand items.

  Best Choice Value Club consists of approximately 80 items designed to allow the retailer to compete with wholesale club packaged merchandise or "bulk pack". This program is designed to provide a consistent, high-quality product in sizes and packaging that allow retailers to effectively compete with wholesale clubs or other classes of trade.

  The Company purchases its private label products from over 200 suppliers on an item-specific bid basis. Commodity items are bid on a periodic basis in block quantities. The Company changes suppliers from time to time whenever product quality or pricing improvements are available. No private label supplier accounts for 10% or more of private label purchases.

RETAILER SUPPORT SERVICES

  AWG provides a variety of services to its retailers to enhance retailer operations, profitability and competitiveness. These are generally provided to the retailers on a cost-recovery basis. However, because they are instrumental in enhancing retailer sales and profits, these services have an important, if indirect, impact on AWG sales.

  Operations and Merchandising. Support is available to assist retailers in improving store or department performance. Various retailer groups are assigned a marketing team that includes a sales manager, an advertising coordinator, and an AWG retail system specialist in specific product areas such as produce, meat, bakery, deli, and AWG brands. The goals of the marketing team are to increase retailer sales and productivity and improve market share.

  Advertising. Advertising support is available to all retailers. For concept store retailers, this support is provided through a dedicated marketing group. The advertising coordinator for each marketing group develops an advertising plan based on the group strategy. AWG's in-house advertising department then produces the print ad on a computerized system and the final product is contracted out for printing.

  Print and Sign Services. AWG offers retailers many of the printed materials needed to support their operations and merchandising plans. These include store layouts, consumer bulletins, internal store operations forms and reports, training manuals, consumer and employee newsletters, deli and bakery menus, bag stuffers and banners. A complete line of employee uniforms is also offered. By aggregating retailer orders for these items, AWG is able to pass on significant cost savings to the retailers.

  Point of Sale. Point of sale price file maintenance allows retailers to manage their own pricing, point of sale maintenance and log maintenance. Point of sale system, scale system, and hardware and software field support is also provided.

  Shelf Management. AWG provides retailers with state of the art computerized shelf management programs for grocery, dairy, frozen, meat and processed meat sections. Using these programs, retailers have the flexibility of revising their shelf sets at the individual store level. Through the use of shelf management, retailers are able to maximize sales and profit, reduce inventory and improve return on investment.

  Retail Training. Training is offered for store owners, managers and department managers throughout the year. Training consists of one-day seminars and multi-day in-store schools designed to help participants develop their skills in marketing, merchandising, operations and management. The Company's training programs address topics such as financial controls and budgeting, perishables operation and marketing, and personnel management.

  Price Modeling. Price modeling is used to develop the appropriate pricing strategy for a specific market. An AWG pricing specialist assists retailers using price modeling software to develop strategies based on impact items, competitive price checks and AWG brand strategy.

  Financial Planning. AWG conducts seminars for its retailers in capital budgeting, cash management and overall financial planning. The Company also advises retailers of the benefits of and encourages individual estate planning and ownership succession evaluation by professional advisers.

  Insurance Services. The Company operates two insurance subsidiaries to provide a broad array of insurance coverage services to retailers. These insurance services include property, casualty, workers' compensation, life, health, dental, vision and disability insurance. The annualized premium volume of these services was over $28 million in 1995, resulting in earnings before taxes of $1.6 million. Additionally, group accident and health, dental and vision insurance is provided to nearly 4,000 AWG and retailer employees. The Company's insurance operations are managed by experienced industry professionals who operate their services as separate businesses. AWG's insurance subsidiaries are licensed in 31 states, provide their own underwriting and establish reinsurance relationships to limit the Company's risks to levels within accepted industry standards, which vary by line of business.

CORPORATE SALES DEVELOPMENT

  AWG has a focused effort on attracting new retailers from other wholesalers within AWG's geographic service area and on identifying growth opportunities for the Company and its retailers in adjacent areas. The Company believes retailers leave other wholesalers primarily to take advantage of AWG's competitive prices and retail support services. As part of the effort to attract new retailers, AWG has developed a sophisticated weighted formula that compares identical items to a projected sales mix and allows the retailer to understand the cost advantages of being supplied by AWG compared to their current source of supply.

  As a result of this corporate sales development program, AWG has been successful in attracting retailers from other wholesalers, as shown by the following table:

                                   1992    1993  1994   1995     1996(1) TOTAL
                                   ----    ----- ----- ------    ------- ------
New AWG retailers.................    8        3     6     32        29      78
New stores........................   18(2)     7    11     40(3)     53     129
First year annualized sales (in
 millions)........................ $9.3    $11.7 $25.7 $130.3    $127.4  $304.4

--------
(1) Through October 5, 1996.
(2) Excludes 59 Food Barn stores with first year annualized sales of $212.4 million that the Company began supplying in 1992 and that were previously self-distributing.
(3) Excludes 95 Homeland stores with first year annualized sales of $384.2 million that were added through the Oklahoma City expansion and that were previously self-distributing.

  In addition, the Company focuses on attracting self-supplied retail chains. During the first twelve months after its acquisition of the former Homeland distribution center, AWG experienced significant growth in the Oklahoma and Texas markets. AWG currently supplies 66 Homeland-owned stores and 29 former Homeland stores that were purchased by AWG retailers and 38 additional stores attracted from competitors. These 133 stores, plus 33 stores previously supplied by the Springfield distribution center, gave the Oklahoma division an annualized sales volume in the first year of operations of $551 million.

PRICING POLICY

  The Company's goal is to provide the overall lowest competitive price possible to every retailer regardless of their size or geographic location. AWG maintains cost comparisons with competitive wholesalers. These comparisons show AWG's prices are consistently below those of its competitors and AWG management anticipates they will remain so after elimination of the year-end rebate.

PROCUREMENT

  AWG supplies a comprehensive selection of national brand and private label grocery products, dairy products, frozen foods, fresh produce items, fresh and processed meat items, delicatessen and bakery products from its three modern, highly-efficient grocery distribution centers. The Company also supplies a comprehensive selection of health and beauty and general merchandise products through its dedicated Valu Merchandisers distribution center. AWG continually enhances its product offerings to meet changing consumer demands.

  AWG believes that its size enables it to purchase substantially all of its products at the lowest possible available manufacturers' price. AWG monitors manufacturers' offerings to its retailers and to its wholesale and retail competitors and then attempts to use its buying power to secure similar or better terms. Order size and frequency is determined based on historical sales data and ordering information from retailers. When possible, AWG buys long-term supplies of inventory items offered at a discount by manufacturers. In particular, AWG purchases sufficient quantities of certain staple items when offered at a discount by manufacturers to meet anticipated demand until the next scheduled manufacturer's sale.

  Category Management. In July 1996, AWG formally implemented a category management program. The AWG category management program involves the centralization of all grocery product negotiation, including product cost, terms and promotional programs and integrates the wholesaler, the retailer and the supplier to manage product categories as strategic business units to produce enhanced sales. AWG has established at its corporate headquarters in Kansas City category managers who are responsible for leveraging the buying power of all three grocery divisions. An AWG category manager is responsible for all aspects of the category including product mix, promotion and merchandising and the strategic direction of each business unit.

  Product replenishment is conducted at the divisional level due to the perishable nature of the product and the regional nature of product selection. This enhanced procurement system of divisional purchasing and centralized negotiation and strategic planning affords many benefits including improved inventory turnover, increased service level to retail stores, enhanced sales planning, and improved logistics.

  MIDAS. AWG uses a sophisticated computerized purchasing system known as MIDAS. This buying system allows for accurate calculation of the amount and timing of purchases, maximizing purchasing efficiency near the end of supplier promotional allowance periods. The MIDAS system operates to minimize inventory levels and maximize promotional fund income.

  Efficient Consumer Response Initiatives. AWG has instituted several efficient consumer response initiatives. These initiatives include electronic purchase order and invoicing interchange with many of its suppliers, continuous product replenishment that are designed to increase inventory turnover through decreased lead time ordering, and computer-to-computer product purchasing. These initiatives are intended to improve the Company's working relationship with its suppliers and manage inventory positions.

  Concentrated Purchase Allowance. The concentrated purchase allowance program, or CPA, rewards AWG retailers for concentrating purchases through the Company's distribution centers. CPA is paid quarterly and can provide retailers a savings from 0.10% to 0.75%. CPA provides an incentive for retailers to purchase as much of their needs as possible through AWG, contributing to greater wholesale volume.

  Reclamation. By processing and billing suppliers for unsaleable goods, AWG recovers over $14 million in credits for retailers annually. Credits given to stores for unsaleable product are issued after receipt of the product at the AWG reclamation center. After all appropriate operating costs are applied, retailers may receive a refund of up to 95% of list price. This additional service affords retailers a means to recover the cost of unsaleable and damaged products, offsetting shrinkage costs at the store level.

DISTRIBUTION CENTERS

  The Company's distribution operations are focused on reducing operating expenses in order to provide its retailers with competitive cost of goods. By operating large, regional distribution centers and its own truck fleet, the Company achieves significant economies of scale. These economies, combined with its distribution operating systems and procedures, provide AWG with a significant competitive advantage by reducing retailer cost of goods and maintaining consistently high service levels.

  AWG provides retailers significant advantages through its high level of service. The following table sets forth the Company's service level at its three grocery distribution centers. Service level is calculated by dividing the number of cases shipped on a specific order by the total cases ordered by a retailer on that same order.

                                                                    1996
      DISTRIBUTION CENTER                       1994  1995   (THROUGH OCTOBER 5)
      -------------------                       ----- ----- --------------------
      Kansas City.............................. 97.6% 97.5%        97.5%
      Springfield.............................. 97.3% 97.4%        98.1%
      Oklahoma City............................  N/A  97.9%        98.0%

  The Company operates four distribution centers strategically located throughout its geographical service areas. The three grocery centers, located in Kansas City, south central Missouri, and Oklahoma City have an aggregate of 2,167,000 square feet, of which 736,000 is perishable space. The fourth center, a 208,000 square foot facility located in southeastern Kansas, is devoted exclusively to the Company's health and beauty and general merchandise subsidiary, Valu Merchandisers. The Company employs sophisticated management and operating systems at its distribution centers focused on reducing operating costs and increasing productivity. These include:

  Productivity Monitoring System. AWG's Productivity Monitoring System develops and measures task or goal times to develop an accurate measure of the time required to perform a given cycle of work. AWG has significantly improved its case selection productivity through the implementation of its Productivity Monitoring System.

  Order Processing and Receiving. Customer orders are transmitted daily to the Company's order entry system at scheduled transmission times and fleet loading and routing are scheduled each day by state-of-the-art computer systems designed to reduce costs and improve efficiencies. Due to the speed by which the Company can process orders, a retail customer is able to receive and stock a delivery before creating its next order. Many retailers can receive same day order delivery. Through the Company's supplemental order system, an order can have additional items added until the truck leaves the AWG loading dock.

  Slot-It. Slot-It is a warehouse space utilization software package that optimizes the location of merchandise by selecting the appropriate rack type, size, location, and family group for each item. Correct product location within the warehouse increases order selection productivity, reduces employee injury, enhances warehouse space utilization and reduces product damage. Organizing the distribution center in product family groupings that correspond to retailer store layout reduces sorting time for store personnel.

  Personal Order Verification. Personal Order Verification, or POV, is a radio frequency-based order selection system using bar code scanning verification of individual items. POV provides a high degree of order filling accuracy while maintaining a high level of order selection productivity. By using radio communication, order selection can be monitored instantaneously and any impediment to productivity can be recognized and responded to quickly. The laser scanner, key pad and radio device weighs less than ten ounces, and allows the employee to receive selection instructions instantaneously, eliminating the congestion and delay problems associated with a central order distribution point.

  The use of POV results in several cost savings. POV increases order accuracy, reducing returns and out of date product. POV allows scanned data to be electronically transferred to billing files, reducing the need for data entry staff and increasing invoice accuracy and inventory record reliability. Productivity also increases because the selection process is more efficient, and the "time audit trail" created by POV motivates employee performance improvement. The Company believes that POV has the potential to reduce order cycle time by 25% because electronic transfer of selection data avoids the much slower process of printing selection labels.

TRANSPORTATION

  AWG owns and operates a fleet of approximately 240 tractors and 540 trailers from its Kansas City and Springfield distribution centers. The Company's fleet travels over 20 million miles a year in support of AWG's wholesale operations. The average age of the tractor fleet is approximately three years, while the average age of the trailer fleet is approximately five years. As described below, the Company uses advanced technology to improve efficiency and to reduce costs by automating fleet operations, processing customer orders and optimizing truck loads and routes. Both distribution centers in Kansas City and Springfield include fleet maintenance, fueling, and wash-rack facilities. The Company utilizes a contract carrier for deliveries from its Oklahoma City and Fort Scott distribution centers.

  AWG provides retailers significant advantages through its high level of on-time delivery. The following table sets forth the Company's on-time delivery levels at its three grocery distribution centers. On-time delivery is calculated by dividing the number of loads departing the distribution centers within 30 minutes of the scheduled departure time by the total number of loads departing the distribution center.

                                                                    1996
      DISTRIBUTION CENTER                        1994  1995  (THROUGH OCTOBER 5)
      -------------------                        ----- ----- -------------------
      Kansas City............................... 97.1% 97.0%        98.5%
      Springfield............................... 97.9% 96.4%        98.0%
      Oklahoma City.............................  N/A  97.9%        98.8%

  The Company negotiates the highest possible freight allowance from suppliers in exchange for arranging to transport products from suppliers to AWG's distribution centers and, in some cases, directly to retailers in Company owned or third-party fleets. The size of AWG's owned fleet and its extensive use of contract carriers allows the Company to operate a significant backhaul business. In addition, the Company uses a variety of operating techniques and systems to enhance its transportation operations.

  Backhaul. Backhauling allows AWG to obtain freight allowances from suppliers by using AWG's fleet to transport product from the supplier to AWG distribution centers. Approximately 40% of AWG out-bound loads return with a backhaul load, resulting in freight allowances in 1995 of approximately $8.9 million.

  Third Party Hauling. AWG uses negotiated rates with contract transportation companies on approximately one-third of all in-bound loads for delivery to its distribution centers, creating efficient delivery and low cost shipping within performance standards established by AWG. Third party in-bound operations resulted in cost savings of over $4.5 million in 1995.

  RoadShow(TM) International Routing Software. The Company focuses on load planning and work sequencing, electronically drawing customer order data from the order billing files, verifying delivery types and dates, and consolidating orders into truckloads using RoadShow(TM) International, a PC-based routing software system designed to optimize truck space and distance traveled to plan the most cost effective route. RoadShow(TM) International creates driveable routes in the most efficient combination of cost, efficiency and utilization of equipment to ensure delivery within a specified customer delivery window.

  Cadec(TM) Onboard Information System. Cadec(TM) onboard computers are tractor mounted information systems that collect a variety of data from direct connection to the truck and from driver input, producing an assortment of management reports on matters such as stops, driver hours of service, Department of Transportation logs, problem deliveries, pallet and tote management, engine performance, idle time, and fuel consumption. Cadec(TM) interfaces with RoadShow(TM) International to produce a planned-versus-actual analysis of each delivery. Although Cadec(TM) implementation has been spread across several operating periods to accommodate equipment installation and driver training, initial results indicate significant savings have been achieved from reduced equipment idling time and increased operator productivity.

  Direct Retail Routing. Direct Retail Routing, or DRR, is a distribution process that matches in-bound goods in transit to customer orders and delivers goods directly to the retailer, bypassing distribution center handling. Delivery to retailers is accomplished either by redirecting the in-bound truck to the retailer's store, or by cross-docking the in-bound goods directly onto a trailer containing the rest of the retailer's order. Significant savings are possible through DRR because merchandise by-passes the traditionally labor intensive warehouse functions of receiving, racking, selection and shipping. Additionally, inventory carrying cost is eliminated because merchandise is invoiced to the retailer and paid for prior to the supplier invoice becoming due. Although the program is in the early stages of development, 21 million pounds of product were moved using DRR in 1995. An estimated 30 million pounds will be moved to retailers using DRR functions in 1996.

  Store Order Load Option. The Store Order Load Option program offers retailers the opportunity to realize product cost savings by coordinating direct delivery of full truckload purchases. The retailer can realize a 4.0% cost savings using this system compared to normal warehouse delivery.

MANAGEMENT OPERATING SYSTEMS

  The Company's computing environment consists of a highly integrated blend of wide and local area networked computers linked to the corporate data center. Billing, accounts receivable, inventory and other critical data processing are supported on mainframe and midrange platforms, as well as numerous client server stations.

  Communication. The Company has installed an extensive communications network linking all of its locations. The majority of internal operating information is delivered in report form and may either be prepared as hard copy or as an on-line view with a report distribution system. Selected data is made available for direct access to authorized staff members through networked computer workstations for their subsequent retrieval and further use.

  Centralized Accounting. With the recent addition of two divisions, Oklahoma City and Valu Merchandisers, AWG is moving from a decentralized to a centralized accounting structure. AWG believes this change will result in lower operating costs as well as more consistency and standardization in all accounting related activities. A centralized structure allows AWG to implement new cost savings systems and methods more efficiently and to improve controls and consistency in processes dealing with retail customers and vendors.

  Electronic Data Interchange. Electronic Data Interchange consists of the exchange of business documents between companies using a standard format. Electronic Data Interchange purchase orders are sent to over 120 of the Company's largest vendors, representing over 70% of AWG's business. The Company is in the process of implementing electronic receipt of invoices, advanced shipping notices, price changes and promotional notices. The Company anticipates having the major portion of its communication with the vendor community on line electronically by the end of 1996.

  PROMPT. AWG is implementing a Payment Reconciliation of Matched Purchase Order Transactions system, known as PROMPT, that will integrate accounts payable with purchasing and receiving, providing additional information to buyers, merchandisers, traffic managers, and accountants for invoice matching and reconciliation. PROMPT is designed to improve accuracy and reduce clerical costs. PROMPT accomplishes these improvements in less time than current manual procedures and is expected to provide cost savings.

COMPETITION

  The grocery industry is characterized by intense competition on both the retail and wholesale levels. AWG competes with a number of other cooperative and non-cooperative food distribution businesses for its retailers' business. Some of these competitors are larger than AWG and some have integrated wholesale and retail operations. AWG's principal wholesale competitors include Fleming Companies Inc., SuperValu, Inc. and several smaller regional distributors. The retailers supplied by the Company compete independently with each other, with other independent store operators, and with large retailer stores, super centers and wholesale club operators.

  The Company believes that its business strategy provides it with a significant competitive advantage. By leveraging the purchasing power of its large retail base it can obtain products in all categories at the lowest price available from its vendors. In addition, the Company's value-added, retailer-focused support services help its retailers to compete successfully in every market serviced by the Company. The Company believes that it achieves a significant competitive advantage by combining the purchasing and operating efficiencies from its centralized supply and support services with the local market flexibility and entrepreneurship of its independent retailers.

  AWG believes that it can continue to compete successfully on the wholesale level while supporting the competitive efforts of its retailers by continuing to provide to individual retailers the lowest competitive cost of goods and the broad spectrum of support services typical of large retailers. In addition, AWG will continue to explore opportunities for its retailers to acquire additional stores as they become available within and adjacent to AWG's principal service area.

FACILITIES

  AWG's three principal facilities, which distribute all food and non-food products provided by AWG, are located in Kansas City, Kansas; Springfield, Missouri and Oklahoma City, Oklahoma. The Company also has a facility in Fort Scott, Kansas which distributes health and beauty supplies.

  The Kansas City, Kansas distribution center, together with AWG's corporate offices, each of which are owned by AWG, are located on approximately 62 acres and include approximately 605,000 square feet of warehouse space and 83,000 square feet of office space. The Kansas City, Kansas distribution center is undergoing an expansion that will increase the warehouse space by approximately 287,000 square feet.

  The Springfield, Missouri distribution center is owned by AWG and is located on approximately 54 acres and includes approximately 751,000 square feet of warehouse and 43,000 square feet of office space.

  The Oklahoma City, Oklahoma distribution center is partially owned and leased. It is located on approximately 44 acres and includes approximately 526,000 square feet of warehouse and 36,000 square feet of office space.

  The Fort Scott, Kansas distribution center is owned by AWG and is located on approximately 36 acres and includes approximately 208,000 square feet of warehouse and 10,000 square feet of office space.

  The Company has additional office space in Kansas City, Missouri. This property is owned, sits on approximately two acres and constitutes 38,456 square feet of office space. This office space is used primarily for information services and to assist the Valu Merchandisers subsidiary.

EMPLOYEE RELATIONS

  Management believes that relations with AWG's employees are good. As of October 5, 1996, AWG had 2,228 non-salaried employees, of whom 1,821 served in its four distribution centers, and 407 served in administrative operations. AWG also had approximately 569 salaried employees. AWG is a party to three collective bargaining agreements. The current three-year collective bargaining agreement with the International Brotherhood of Teamsters for the Kansas City distribution center expires in October 1997, while the collective bargaining agreement with the Teamsters at the Springfield and Oklahoma City distribution centers expire in April 1997 and April 2001, respectively. The Company has not experienced a work stoppage in over 18 years and believes that it will be able to continue to negotiate collective bargaining agreements that will allow it to maintain a competitive labor cost structure.

MATERIAL CUSTOMER

  Homeland represented approximately 10% of sales of AWG in the 40 weeks ended October 5, 1996. No other customer accounts for 10% or more of AWG sales. The Company and Homeland have entered into a long term supply agreement that provides that Homeland will purchase its inventory requirements from AWG upon the same terms and conditions as other retailer Shareholders and provides to Homeland all applicable discounts and rebates. Homeland has notified the Company that Homeland believes that the consummation of the Merger and the Initial Public Offering will constitute a default by the Company under the supply agreement and threatened to initiate litigation to preserve what it believes to be Homeland's rights and enforce AWG's obligations. The loss of Homeland as a customer, or a successful claim by Homeland for damages or other relief resulting from an alleged default by the Company under the supply agreement could have a material adverse impact on the business or profitability of the Company. However, the Company has advised Homeland that it believes that no such default has occurred or will occur as a result of the Merger and the Initial Public Offering.

LEGAL PROCEEDINGS

  AWG and its subsidiaries are parties to certain legal proceedings incident to their businesses. In the opinion of management, none of such matters, either individually or in the aggregate, is material to AWG's financial condition or results of operations. Homeland has notified AWG that Homeland believes that the consummation of the Merger and the Initial Public Offering will constitute a default by AWG under the supply agreement between Homeland and AWG and threatened to initiate litigation to preserve what it believes to be Homeland's rights and enforce AWG's obligations. The Company believes that no such default has occurred or will occur as a result of the Merger and the Initial Public Offering. See "BUSINESS--Material Customer" and "RISK FACTORS-- Dependence on Homeland."

REGULATION

  AWG is subject to federal, state and local laws and regulations governing the purchase, handling, sale and transportation of its products, and is subject to the jurisdiction of the federal Food and Drug Administration ("FDA"), Interstate Commerce Commission ("ICC") and the Occupational Safety and Health Administration ("OSHA"). Management believes that AWG is in material compliance with all FDA, ICC, OSHA and other federal, state and local laws and regulations governing its business.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF AWG GROUP AND CERTAIN KEY PERSONNEL OF AWG

  The directors and executive officers of AWG Group and certain key personnel of AWG are as set forth below. Subsequent to the Merger and Initial Public Offering, four additional, independent directors will be added to the AWG Group Board.

                              YEARS
                              WITH
NAME                      AGE  AWG  POSITION WITH AWG GROUP
----                      --- ----- -----------------------
Directors and Executive
 Officers
J. Fred Ball............   62   23  Director
Jim Queen...............   62   35  Director
Don Woods, Jr...........   51   12  Director
Thomas W. Sarowski*.....   56   --  Director
Charles H. O'Reilly,       57   --  Director
 Jr.*...................
James E. Ukrop*.........   59   --  Director
Mike DeFabis............   64   10  President, Chief Executive Officer
                                    and Director
Doug Carolan............   54   13  Executive Vice President, Chief
                                    Operating Officer and Director
Tom Williams............   54   12  Executive Vice President of Division
                                    Operations
Gary Phillips...........   49   22  Executive Vice President of Finance
                                    and Administration, Chief Financial
                                    Officer
Joe Campbell............   58   21  Vice President, Secretary and
                                    Treasurer
Certain Key Personnel               POSITION WITH AWG
                                    -----------------
Jerry Barber............   50    1  Senior Vice President, Kansas City
                                    Division Manager
Jerry Garland...........   45    5  Senior Vice President, Oklahoma City
                                    Division Manager
Maurice Henry...........   47   10  Senior Vice President, Springfield
                                    Division Manager
Dennis Kinser...........   51   23  Vice President Procurement
Bill Lancaster..........   56   13  Vice President, Corporate Sales
Frances Pellegrino Puhl.   46    9  Vice President, General Counsel
Scott Wilmoski..........   43   13  Vice President Real Estate
Bill Morrison...........   43    5  President Supermarket Insurance
                                    Agency
Dick Swain..............   63    3  President Valu Merchandisers Company

--------
*These persons have agreed to serve as directors of AWG Group subject to completion of the Initial Public Offering.

DIRECTORS AND EXECUTIVE OFFICERS

  Mr. Ball has served as the Chairman of the Board of Directors of AWG Group since August 1996 and as Chairman of the Board of Directors of AWG since 1977. Mr. Ball's initial term as a director of AWG Group expires in 1999. Mr. Ball is President of Four B Corp., a 73-year-old family grocery business. Mr. Ball has spent his career as a retail supermarket entrepreneur and is an active AWG retailer who owns and operates twenty stores in the Kansas City area, consisting of 12 Price Chopper stores and 8 Hen House Markets. In addition to being the Chairman of the Board of AWG since 1977, Mr. Ball is also a director of United Missouri Banks of Kansas City, a director of Food Marketing Institute, Washington, D.C. and Secretary of the Kansas City Crime Commission. He graduated with a B.A. degree in Business from Kansas University, Lawrence, Kansas.

  Mr. Queen has served as a director of AWG Group since August 1996 and as a director of AWG since 1984. Mr. Queen's initial term as a director of AWG Group expires in 1998. Mr. Queen is President of Buy Rite, Inc., an AWG retailer which owns and operates three supermarkets in Kansas. Mr. Queen is also the managing member of two limited liability companies that are AWG retailers, each of which owns and operates one additional store. Mr. Queen was employed by the Company from 1961 to 1974, holding the office of Treasurer. Following his employment with the Company, Mr. Queen began Buy Rite, Inc. in 1974.

  Mr. Woods has served as a director of AWG Group since August 1996 and as a director of AWG since 1984. Mr. Woods' initial term as a director of AWG Group expires in 1997. Mr. Woods is President of Woods Super Markets, Inc., an AWG retailer which owns and operates seven supermarkets in western Missouri. Since 1971, Mr. Woods has been actively involved in Woods Super Markets, Inc., in the capacity of Vice President and President. Mr. Woods holds a Bachelor of Arts degree and a Masters of Business Administration degree from the University of Missouri, Columbia, MO.

  Mr. DeFabis has served as a director and as President and Chief Executive Officer of AWG Group since August 1996. Mr. DeFabis' initial term as a director of AWG Group expires in 1999. Mr. DeFabis has served as President and Chief Executive Officer of AWG since March of 1992 and as Chief Operating Officer from March 1990 to March 1992.

  Mr. Carolan has served as a director and as Executive Vice President and Chief Operating Officer of AWG Group since August 1996. Mr. Carolan's initial term as a director of AWG Group expires in 1998. Mr. Carolan has served as Executive Vice President and Chief Operating Officer of AWG since September 1995 and as Executive Vice President of AWG from September 1986 to September 1995.

  Mr. Sarowski is Dean of the School of Business at the University of Kansas, a position he has held since 1995. Prior to his current position, Mr. Sarowski was Managing Partner for Andersen Consulting/Arthur Andersen & Co., where he spent twenty-six years as a business consultant specializing in information systems planning, design and implementation. Mr. Sarowski holds a Bachelor of Science in Civil Engineering, Cum Laude, from the Detroit Institute of Technology, and a Master of Science in Industrial Administration degree from Purdue University. Mr. Sarowski was on the faculty at the University since 1991.

  Mr. O'Reilly is Chairman of the Board of O'Reilly Automotive, Inc., a position he has held since 1993, where he was also President since 1975. Mr. O'Reilly has spent his career in the automotive parts industry at retail (currently operating 215 stores in four states), as well as wholesale, through Ozark Automotive Distributors, a wholly owned subsidiary of O'Reilly Automotive, Inc. Ozark Automotive Distributors services all O'Reilly Automotive locations as well as other independent retail automotive stores, and has three distribution centers located in Kansas City, Springfield, MO, and Oklahoma City. Mr. O'Reilly is also a director of the Council of Churches of the Ozarks, Boy Scouts of America, and was past Chairman of the Board of the United Way of the Ozarks. Mr. O'Reilly graduated with a Bachelor of Arts degree from St. Louis University, St. Louis, Missouri.

  Mr. Ukrop is chief executive officer of Ukrop's Super Markets of Richmond, Va., a position he has held since 1974. Mr. Ukrop has spent his career in the retail supermarket industry with the Ukrop's organization.

Ukrop's operates 24 retail supermarkets in the Richmond area. Mr. Ukrop is also on the Board of Advisors for the college of William and Mary, from which he graduated with a B.A. degree in Business. Mr. Ukrop also serves as director of Richfood Holdings, Inc., Richmond, VA, Legg Mason, Inc., and Owens & Minor, Inc.

  Mr. Williams has served as Executive Vice President of Division Operations at AWG Group since August 1996. Mr. Williams has served as Executive Vice President of Division Operations of AWG since September 1995 and as Senior Vice President and Manager of the Kansas City Division from April 1984 to September 1995.

  Mr. Phillips has served as Chief Financial Officer and Executive Vice President of Finance and Administration of AWG Group since August 1996. Mr. Phillips has served as Executive Vice President of Finance and Administration of AWG since January 1996, Chief Financial Officer of AWG since August 1996 and as Senior Vice President and Manager of the Springfield division from September 1983 to January 1996.

  Mr. Campbell has served as Vice President, Treasurer and Secretary of AWG Group since August 1996. Mr. Campbell has served as Treasurer of AWG since 1975 and as Vice President of AWG since 1981. He was elected as Secretary of AWG by the Board of Directors in 1992.

CERTAIN KEY PERSONNEL OF AWG

  Mr. Barber has served as Senior Vice President and Manager of the Kansas City division since 1995. Prior to joining AWG, Mr. Barber was the President and Chief Executive Officer of Eagle Food Centers from 1990 to 1994 and Executive Vice President of Sales and Marketing at Nash-Finch Company from 1985 to 1990.

  Mr. Garland has served as Senior Vice President and Manager of the Oklahoma City division since 1995 and as Vice President of Marketing and Procurement for the Springfield division from 1991 to 1995. Prior to joining AWG, Mr. Garland was Vice President of Merchandising of Harvest Foods from 1990 to 1991 and Director of Merchandising for Dallas KMA--Kroger Co. from 1986 to 1990.

  Mr. Henry has served as Senior Vice President and Manager of the Springfield division since January, 1996, Vice President of Merchandising of the Kansas City division from June, 1995 to December 1996 and Executive Director of Member Services for the Kansas City division from 1985 to 1995.

  Mr. Kinser has served as Vice President of Procurement since 1991 and has held various positions in the purchasing department of AWG since 1973.

  Mr. Lancaster has served as Vice President, Corporate Sales, since 1994 and held various positions in Merchandising and Procurement since joining AWG in 1983.

  Ms. Puhl has served as Vice President, General Counsel, since 1995 and as General Counsel since joining AWG in 1987.

  Mr. Wilmoski has served as Vice President of Real Estate and Store Engineering since 1989 and has held various real estate and store engineering positions with AWG since 1983.

  Mr. Morrison has served as President and Chief Executive Officer of Supermarket Insurance Agency and Benchmark Insurance Company since May 1996, and as Vice President and Chief Operating Officer of Benchmark Insurance Company, since 1991. Prior to joining AWG, Mr. Morrison was a self-employed insurance consultant from January 1990 to April 1991 and Senior Vice President and Chief Financial Officer of Kensu Holdings, Inc., a holding company of property and casualty insurance related entities, from 1985 through 1989.

  Mr. Swain has served as the President of Valu Merchandisers since 1994 and as Vice President of General Merchandise from 1993 to 1994. Prior to joining AWG, Mr. Swain was the Division President of Fleming GMD, the general merchandise division of Fleming Companies, Inc. from 1985 to 1993.

                            EXECUTIVE COMPENSATION

  The following summary compensation table sets forth the compensation for the 1995 fiscal year of the five highest-paid executive officers of AWG who will be executive officers of AWG Group. The Company did not provide any compensation in the form of restricted stock awards, options, stock appreciation rights or long-term incentive plan payouts.

                                                                    ALL OTHER
                                                    SALARY  BONUS  COMPENSATION
NAME AND PRINCIPAL POSITION                           ($)    ($)      ($)(1)
---------------------------                         ------- ------ ------------
Mike DeFabis, President and Chief Executive
Officer............................................ 483,000 19,000    4,544
Doug Carolan, Executive Vice President and Chief
Operating Officer.................................. 340,600 13,100    2,031
Tom Williams, Executive Vice President of Division
Operations......................................... 216,130  9,150    4,411
Gary Phillips, Executive Vice President of Finance
and Administration................................. 201,695  7,870    1,946
Joe Campbell, Vice President, Secretary and
Treasurer.......................................... 153,920  6,000    4,136

--------
(1) Amounts include a $1,500 Company contribution to the AWG Restated 401(k) Plan and the remainder for personal use of Company automobiles.

PENSION PLANS

  The Company maintains a Restated Retirement Plan and a supplemental Pension Restoration Plan (together, the "Retirement Plan"). The following table shows the estimated annual benefits payable to a covered participant at normal retirement age (age 65) under the Retirement Plan for various levels of compensation and years of service. Benefit figures shown are amounts payable on a straight-line annuity assuming retirement by the participant at the normal retirement age of 65 without a joint survivorship provision and are not subject to any offsets for Social Security but are offset by Social Security covered compensation.

                                             YEARS OF SERVICE
                          ------------------------------------------------------
AVERAGE
SALARY BASE                 5      10      15      20      25      30      35
-----------               ------ ------- ------- ------- ------- ------- -------
125,000.................. 13,121  26,242  39,363  52,484  65,605  78,726  91,847
150,000.................. 15,909  31,817  47,726  63,634  79,543  95,451 111,360
175,000.................. 18,696  37,392  56,088  74,784  93,480 112,176 130,872
200,000.................. 21,484  42,967  64,451  85,934 107,418 128,901 150,385
225,000.................. 24,271  48,542  72,813  97,084 121,355 145,626 169,897
250,000.................. 27,059  54,117  81,176 108,234 135,293 162,351 189,410
275,000.................. 29,846  59,692  89,538 119,384 149,230 179,076 208,922
300,000.................. 32,634  65,267  97,901 130,534 163,168 195,801 228,435
325,000.................. 35,421  70,842 106,263 141,684 177,105 212,526 247,947
350,000.................. 38,209  76,417 114,626 152,834 191,043 229,251 267,460
375,000.................. 40,996  81,992 122,988 163,984 204,980 245,976 286,972
400,000.................. 43,784  87,567 131,351 175,134 218,918 262,701 306,485
425,000.................. 46,571  93,142 139,713 186,284 232,855 279,426 325,997
450,000.................. 49,359  98,717 148,076 197,434 246,793 296,151 345,510
475,000.................. 52,146 104,292 156,438 208,584 260,730 312,876 365,022
500,000.................. 54,934 109,867 164,801 219,734 274,668 329,601 384,535

  The compensation taken into account for purposes of determining the aggregate pension benefit under the Retirement Plan is the employee's salary as set forth in the Summary Compensation Table. As of December 31, 1995, the years of service for the individuals named in the summary compensation table were as follows: Mr. DeFabis--8 years, Mr. Carolan--12 years, Mr. Williams--11 years, Mr. Phillips--20 years, and Mr. Campbell--20 years.

EQUITY INCENTIVE PLAN

  As a result of a comprehensive review of AWG's executive compensation programs, the AWG Group Board adopted a compensation plan that allows the use of equity-related compensation (the "Equity Incentive Plan"). Management believes that the Equity Incentive Plan will become an important part of AWG Group's management compensation program by helping to attract and retain motivated, highly competent employees. By providing stock options and other equity-related compensation, management believes that the participants will have a strong incentive to create shareholder value. A copy of the Equity Incentive Plan has been filed with the SEC as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part. See "ADDITIONAL INFORMATION."

  The Equity Incentive Plan allows the granting of stock options, stock appreciation rights, restricted stock awards, performance unit awards and performance share awards (collectively, "Awards") to eligible participants. The number of shares authorized to be issued pursuant to Awards granted under the Equity Incentive Plan is up to 10% of the shares of AWG Group Common Stock outstanding immediately after the Initial Public Offering, of which no more than 100,000 shares may be issued in the form of restricted stock. If an Award expires or is canceled without having been fully exercised or vested, the unvested or canceled shares generally will be available thereafter for grants of Awards. The number of shares available for grant under the Equity Incentive Plan, as well as outstanding Awards and the numerical limits for individual grants, will be adjusted as appropriate to reflect any stock splits, stock dividends, recapitalizations, reorganizations or other changes to the capital structure of AWG Group.

  The Equity Incentive Plan will be administered by the Board of Directors or a committee designated by the Board of Directors. Subject to the terms of the Equity Incentive Plan, the Board has the sole discretion to determine the employees and consultants who will be granted Awards, the size and types of such Awards, and the terms and conditions of such Awards. The exercise price of options must be at least equal to the fair market value of the common stock as of the date of grant. Employees and consultants of AWG Group and its affiliates (i.e., any corporation or any entity controlling, controlled by or under common control with AWG Group) are eligible to be selected to receive Awards.

  Under the Equity Incentive Plan, the Board of Directors of AWG Group has approved options for 470 employees totaling 1,600,000 shares, contingent upon the consummation of the Merger. These options will have an exercise price equal to the price per share that shares of AWG Group Common Stock are sold to the public in the Initial Public Offering and will vest in equal installments on each of the first three anniversaries of the grant date. Under these grants, the individuals named in the executive compensation table will receive the following options: Mr. DeFabis--100,000 shares; Mr. Carolan--75,000 shares; Mr. Williams--50,000 shares; Mr. Phillips--50,000 shares; and Mr. Campbell--25,000 shares. The actual number of employees and consultants who will receive Awards under the Equity Incentive Plan cannot be determined because selection for participation in the Equity Incentive Plan is in the sole discretion of the Board.

DIRECTOR COMPENSATION

  Employee directors of AWG Group will receive no compensation in connection with their services as directors. Non-employee directors of AWG Group will receive $20,000 per year plus $1,000 per board meeting attended. Messrs. Ball, Queen and Woods have determined to waive the $20,000 annual compensation and will only receive fees related to the meetings which they attend.

                             CERTAIN TRANSACTIONS

  The Company makes loans or otherwise facilitates the financing needs for expansions or other enhancements of its retailers' supermarkets. As of October 5, 1996, the Company had an aggregate of $41.8 million of loans outstanding to its retailers, including loans aggregating approximately $3.8 million to Buy Rite, Inc. Queen-Morris Ventures, L.L.C. and Queen Enterprises, L.L.C., bearing interest at a rate of 9.25%. Mr. Queen, who is a director of AWG Group, is a director, officer and shareholder of Buy Rite, Inc. and a member of the two limited liability companies.

  Certain directors of AWG Group are affiliated with Shareholders that purchase all or a portion of their grocery and non-grocery needs and related services from AWG. All such purchases are made at prices and on terms, including volume discounts and rebates, identical to those offered to all other Shareholders. These Shareholders also received patronage rebates from AWG in 1996, in the same manner all other Shareholders received patronage rebates. During the first forty weeks of 1996, entities related to the following persons purchased products and received patronage rebates in the following amounts from AWG:

         NAME OF
       SHAREHOLDER
       (AFFILIATED                       PURCHASES 1995 PATRONAGE 1995 PATRONAGE
        DIRECTOR)                        FROM AWG     IN CASH      CERTIFICATES
       -----------                       --------- -------------- --------------
                                                      (IN MILLIONS)
      Four B Corp. (J. Fred Ball)......   $167.9        $3.0           $2.0
      Woods Super Market, Inc. (Don
       Woods, Jr.).....................     24.9         .43            .28
      Buy Rite, Inc. (Jim Queen).......      9.6         .17            .11
      Queen-Morris Ventures L.L.C. (Jim
       Queen)..........................      6.1          --             --
      Queen Enterprises, L.L.C. (Jim
       Queen)..........................      7.0         .10            .09

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

  No executive officer of AWG owns any shares of AWG Common Stock. No director of AWG beneficially owns more than 1% of any class of AWG Common Stock. The directors of AWG as a group beneficially own approximately 5% and 6% of the outstanding shares of AWG Class A and Class B Common Stock, respectively. The number of shares of AWG Class A and Class B common stock beneficially owned by members of the AWG Board, and by all directors of AWG as a group is set forth below, together with the shares of AWG Group to be owned after the Merger:

                                                                SHARES OF AWG
                                  SHARES OF AWG SHARES OF AWG   GROUP COMMON
                                     CLASS A       CLASS B    STOCK TO BE OWNED
NAME                              COMMON STOCK  COMMON STOCK  AFTER THE MERGER
----                              ------------- ------------- -----------------
David Baker(1)...................       15            75             33,375
J. Fred Ball(2)..................       15            75          1,970,450
Dante J. Cosentino(3)............       60           120            648,480
James A. Demme(4)................       15           --           1,096,142
Floyd G. Garrett(5)..............       15            75            114,358
Charles Graas....................      --            --                  --
Gerald L. Harp(6)................       15            75          1,218,142
Lester E. Horner(7)..............       15            75            529,899
Bob Hufford(8)...................       15            75            927,079
Kent Laughman(9).................       15            75          1,850,588
Chuck Murfin(10).................       15            75             73,749
James R. Queen(11)...............       45            75            197,394
David A. Trottier(12)............       15            75            607,182
Donald C. Woods, Jr.(13).........       15            75            308,927
                                       ---           ---          ---------
All directors as a group (14
 persons)........................      270           945          9,575,765

------------
 (1) Each of these shares is owned by Baker Enterprises, Inc. Mr. Baker is a director, officer and shareholder of Baker Enterprises, Inc.
 (2) Each of these shares is owned by Four B Corp. Mr. Ball is a director, officer and shareholder of Four B Corp.
 (3) Class A shares include 15 shares owned by Cosentino Group, Inc., of which Mr. Cosentino is the Chairman and a shareholder; 15 shares owned by Cosentino Group II, Inc., of which Mr. Cosentino is the Chairman and a shareholder; 15 shares owned by Cosco of Kansas, Inc., of which Mr. Cosentino is the President and a shareholder; and 15 shares owned by Mid Am Food Enterprises, Inc., of which Mr. Cosentino is a director, officer and shareholder. Class B shares include 45 shares owned by Cosentino Group, Inc., of which Mr. Cosentino is the President and a shareholder and 75 shares owned by Mid Am Food Enterprises, Inc., of which Mr. Cosentino is a director, officer and shareholder.
 (4) Each of these shares is owned by Homeland Stores, Inc. Mr. Demme is the President of Homeland Stores, Inc.
 (5) Each of these shares is owned by Garrett & Giesy Enterprises, Inc., of which Mr. Garrett is a director, officer and shareholder.
 (6) Each of these shares is owned by Harp's Food Stores, Inc. Mr. Harp is a director, officer and shareholder of Harp's Food Stores, Inc.
 (7) Each of these shares is owned by Horner Foods, Inc. Mr. Horner is a director, officer and shareholder of Horner Foods, Inc.
 (8) Each of these shares is owned by Town & Country Grocers of Fredericktown Missouri, Inc. ("Town & Country"). Mr. Hufford is a director, officer and shareholder of Town & Country.
 (9) Each of these shares is owned by Falley's, Inc. Mr. Laughman is the President of Falley's, Inc.
(10) Each of these shares is owned by Ozark Supermarket, Inc. Mr. Murfin is a director, officer and shareholder of Ozark Supermarket, Inc.
(11) Class A shares include 15 shares owned by Queen Enterprises, L.L.C., of which Mr. Queen is a member; 15 shares owned by Buy Rite, Inc. of which Mr. Queen is a director, officer and shareholder; and 15 shares owned by Queen-Morris Ventures, L.L.C., of which Buy Rite, Inc. is a member. Class B shares include 75 shares owned by Buy Rite, Inc. of which Mr. Queen is a director, officer and shareholder.
(12) Each of these shares is owned by Smitty's Supermarkets, Inc. Mr. Trottier is a director, officer and shareholder of Smitty's Supermarkets, Inc.
(13) Each of these shares is owned by Woods Super Markets, Inc. Mr. Woods is a director, officer and shareholder of Woods Super Markets, Inc.

                    DESCRIPTION OF AWG GROUP CAPITAL STOCK

  The following statements contain, in summary form, certain information relating to AWG Group capital stock. They do not purport to be complete or to reflect or give effect to statutory law and are intended to outline the information presented in general terms only. Such statements are subject to the detailed provisions of the AWG Group Articles of Incorporation and Bylaws which are attached hereto as Annexes B and D.

COMMON STOCK

  The Articles of Incorporation of AWG Group authorize the issuance of 500 million shares of common stock, par value $.01 per share. The holders of AWG Group Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. Upon dissolution of AWG Group, the holders of AWG Group Common Stock are entitled to share pro rata in AWG Group's net assets after payment or provision for payment of all debts and liabilities of AWG Group, and after provision for any class of preferred stock or other senior security which may be issued by AWG Group.

  The holders of AWG Group Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders and may not cumulate their votes for the election of directors. Thus, the holders of a majority of the shares of AWG Group Common Stock have the power to elect all the directors. Subject to the voting rights of the holders of preferred stock, if any, the exclusive voting power for all purposes is vested in the holders of the AWG Group Common Stock. Each share of AWG Group Common Stock is entitled to participate on a pro rata basis in dividends and other distributions to holders of AWG Group Common Stock. There are no redemption, sinking fund, conversion or preemptive rights with respect to shares of AWG Group Common Stock. All shares of AWG Group Common Stock are, and the shares to be issued in the Merger and in the Initial Public Offering will be, fully paid and nonassessable.

PREFERRED STOCK

  AWG Group has the authority, exercisable by its Board of Directors and without shareholder approval, to issue, in one or more series, up to 50 million shares of preferred stock, par value $.10 per share, from time to time with such preferences, limitations and relative rights as may be determined by the Board of Directors for such purposes and for such consideration as it may deem advisable. Accordingly, the Board of Directors, without shareholder approval, may authorize the issuance of one or more series of preferred stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of AWG Group Common Stock.

  The creation and issuance of any series of preferred stock and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of AWG Group, then existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of preferred stock. Preferred stock may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of AWG Group Common Stock, to acquire control of AWG Group with a view to effecting a merger, sale or exchange of assets or a similar transaction. The anti-takeover effects of the preferred stock may deny shareholders the receipt of a premium on their AWG Group Common Stock and may also have a depressive effect on the market price of AWG Group Common Stock. As of the date of this Proxy Statement/Prospectus, except with respect to the shareholder rights plan discussed below, AWG Group has no arrangements, undertakings or plans with respect to the issuance of preferred stock.

SHAREHOLDER RIGHTS PLAN

  The Company has approved a Shareholder Rights Plan (the "Rights Plan"), pursuant to which holders of Common Stock have been granted one preferred share purchase right (a "Right") attributable to each share of AWG Group Common Stock. The following description of the Rights is not intended to be complete and is qualified in its entirety by reference to the Rights Agreement (the "Rights Agreement"), between the Company and the rights agent thereunder. Certain of the capitalized terms used in the following description have the meanings set forth in the Rights Agreement.

  Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase one one-thousandth ( 1/1000th) of a share of Series A Participating Cumulative Preferred Stock of the Company, $0.10 par value (the "Preferred Shares"), at an exercise price of $100, subject to certain adjustments and other specified conditions. Initially, the Rights will be evidenced by the certificates for AWG Group Common Stock, registered in the names of the holders thereof and will be transferred with and only with the AWG Group Common Stock.

  The Rights become exercisable upon the occurrence of a Distribution Date, which is defined in the Rights Plan as the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of the outstanding shares of AWG Group Common Stock, other than pursuant to a Qualifying Offer (as defined below) (such person or group being an "Acquiring Person"), and (ii) such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding AWG Group Common Stock which could result in such person or group becoming the beneficial owner of more than 15% of the outstanding AWG Group Common Stock, other than pursuant to a Qualifying Offer. Upon a person becoming an Acquiring Person, the Rights Plan provides, among other things, that each holder of a Right (except for the Acquiring Person) will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two (2) times the exercise price of the Right.

  In the event that the Company is acquired in a merger or other business combination by an Acquiring Person or an affiliate thereof that is a publicly traded corporation or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are transferred to an Acquiring Person or an affiliate thereof that is a publicly traded corporation, each Right will entitle its holder (other than the Acquiring Person) to purchase common shares of the acquiring corporation having a market value equal to two (2) times the exercise price of the Right. If the acquiring entity in such a transaction is not a publicly traded corporation, each Right will entitle its holder (other than the Acquiring Person) to purchase (i) common shares of the surviving or acquiring corporation having a book value equal to two (2) times the exercise price of the Right; or (ii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the exercise price of the Right.

  The Rights Plan will not apply to any Qualifying Offer. A Qualifying Offer generally means an all-cash tender offer for all outstanding shares of Common Stock and with respect to which the offeror: (i) provides documentation to the Company that the offer is fully financed, (ii) provides a fairness opinion of a nationally recognized investment banking firm, (iii) agrees to hold the offer open for specified periods, not reduce the offering price, change the consideration or reduce the number of shares being sought, (iv) owns, after consummation of the offer, shares representing a majority of the outstanding Common Stock, and (v) agrees to certain terms and conditions if the offeror does not own a majority of the Common Stock at completion of the offer.

  At any time prior to such time as anyone becomes an Acquiring Person, the Board of Directors of AWG Group may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment as provided in the Rights Agreement. The Rights Plan may be amended from time to time by the Board of Directors of AWG Group without approval of AWG Group shareholders.

  After there is an Acquiring Person, the Board of Directors of AWG Group may elect to exchange each Right (other than Rights that have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement or cash equal to the exercise price of the Right.

  The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on substantially all the Rights being acquired. The Rights will not interfere with any merger or other business combination pursuant to a Qualifying Offer or with a third party approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to any person becoming an Acquired Person, redeem all but not less than all of the then outstanding Rights as described above.

LIMITATIONS ON CHANGE OF CONTROL

  Certain provisions of the AWG Group Articles of Incorporation could make more difficult the acquisition of AWG Group by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of AWG Group to first negotiate with the AWG Group Board of Directors. Management believes that the benefits of increased protection of AWG Group's ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure AWG Group outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  AWG Group's Articles of Incorporation provide that the Board of Directors will be divided into three classes with staggered three-year terms. The number of directors shall not be less than five nor more than eleven, with the classes to be as nearly equal in number as possible. As a result, only one class of directors will be elected at each annual meeting of shareholders of AWG Group, with the other classes continuing for the remainder of their respective three-year terms. The classification of the Board of Directors makes it more difficult for AWG Group's existing shareholders to replace quickly the majority of the Board of Directors as well as for another party to obtain control of AWG Group by replacing the majority of the Board of Directors. Because the Board of Directors has the power to retain and discharge officers of AWG Group, these provisions also make it more difficult for existing shareholders or another party to effect quickly a change in management.

  AWG Group's Articles of Incorporation provide that special meetings of shareholders can be called only by a majority of the Board of Directors. The AWG Group Bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to other proposals to be brought before an annual meeting of shareholders of AWG Group. Shareholders will not be permitted to fill vacancies on the Board of Directors caused by resignation or newly created directorships.

  The AWG Group Articles of Incorporation contain provisions requiring the affirmative vote of the holders of at least two-thirds of the voting stock of the Company to amend the foregoing provisions of the AWG Group Articles of Incorporation. The AWG Group Bylaws also require a two-thirds vote to amend certain provisions thereof.

TRANSFER RESTRICTIONS

  Subject to applicable federal and state securities laws and regulations, shares of AWG Group Common Stock sold in the Initial Public Offering will be freely transferable. Shares of AWG Group Common Stock acquired pursuant to the Merger may not be transferred, directly or indirectly, for a period of two years except that such shares may be (i) pledged in connection with a bona-fide loan transaction which has been approved by AWG Group prior to the pledge, which consent is expected to be given if the loan relates to retail store development, (ii) transferred as part of the sale of substantially all of the assets or stock of the grocery business (if a corporation) in which the Shareholder is engaged, or (iii) transferred by way of a gift to a trust for the benefit of family members or to the estate of a deceased stockholder. In each case, with the exception of persons who acquire shares pursuant to the foreclosure of a security interest or from estates which may be required to pay estate taxes owed as a result of the transferor's death, the transferee will remain subject to the remaining term of the two-year transfer restriction.

                       COMPARISON OF SHAREHOLDER RIGHTS

GENERAL

  AWG is incorporated in the State of Missouri, and AWG Group is incorporated in the State of Kansas. AWG Shareholders, whose rights are currently governed by Missouri law (including the MGBCL), the AWG Articles of Incorporation and the AWG Bylaws, will, upon consummation of the Merger, become shareholders of AWG Group. After such time, their rights will then be governed by Kansas law, including the KGCC, the AWG Group Articles of Incorporation and the AWG Group Bylaws. In addition, after the Merger AWG will no longer operate as a cooperative and thus will no longer pay retailers year-end patronage rebates.

  Material differences that may affect the rights and interests of shareholders of AWG and the AWG Group are set forth below. This summary is not intended to be an exhaustive or detailed description of the provisions discussed. It is qualified in its entirety by reference to the KGCC, MGBCL, the AWG Articles of Incorporation, the AWG Bylaws, the AWG Group Articles of Incorporation and the AWG Group Bylaws. All references herein to the AWG Group Articles of Incorporation and the AWG Group Bylaws refer to such charter and bylaws as will be in effect at the Effective Time. The AWG Group Articles of Incorporation and the AWG Group Bylaws are attached to this Proxy Statement/Prospectus as Annexes B and D, respectively.

NUMBER OF DIRECTORS

  Under the AWG Articles of Incorporation, the AWG Board consists of at least fifteen directors. Under the AWG Group Articles of Incorporation and the AWG Group Bylaws, the AWG Group Board consists of at least five, but no more than eleven directors, the exact number to be fixed by the AWG Group Bylaws. Currently, the AWG Group Board consists of five directors.

  The AWG Bylaws provide that directors are elected to a three-year term. The AWG Group Articles of Incorporation and AWG Group Bylaws provide for a staggered Board of Directors consisting of nine directors (which number is subject to adjustment) comprised of three classes as nearly equal in size as practicable. Each class holds office until the third annual meeting for election of directors following the election of such class.

VACANCIES ON THE BOARD OF DIRECTORS

  Under the AWG Bylaws, vacancies on the AWG Board may be filled by the designee of a majority of the directors then in office, even if less than a quorum. A director so designated will hold office for a term coinciding with the term of the director whose vacancy was filled. Vacancies on the AWG Group Board are filled in the same manner as AWG except the required board vote is two-thirds of the remaining directors.

REMOVAL OF DIRECTORS

  The AWG Articles of Incorporation and the AWG Bylaws are silent as to the removal of any director, but, under the MGBCL, directors may be removed, with or without cause, at a meeting of the Shareholders by a vote of the holders of a majority of the shares then entitled to vote. In addition, if less than the entire AWG Board is to be removed, no one of the directors may be removed if the votes cast against removal would be sufficient to elect the director if then cumulatively voted at an election of the entire AWG Board. The AWG Group Articles of Incorporation provide that directors of AWG Group may be removed, but only for "cause" by (i) a two-thirds majority of the shares then entitled to vote for the election of directors, or (ii) by an affirmative vote of a majority of the entire AWG Group Board. The term "cause" means (i) conviction of a felony, (ii) declaration by order of a court that the director is of unsound mind, or (iii) gross abuse of trust which is proven by clear and convincing evidence to have been committed in bad faith.

VOTING

  The AWG Articles of Incorporation and AWG Bylaws do not provide for cumulative voting in connection with the election of directors and provide that each outstanding share entitled to vote under the AWG Articles of

Incorporation is entitled to one vote on each matter submitted to a Shareholder vote. Under the MGBCL Shareholders have the right to cumulate their votes for the election of directors in the absence of a provision in the AWG Articles of Incorporation or AWG Bylaws to the contrary. The AWG Group Articles of Incorporation state that shareholders do not have cumulative voting rights in connection with the election of directors and also provide that each outstanding share entitled to vote is entitled to one vote on each matter submitted to a shareholder vote.

  The AWG Bylaws state that unless required otherwise by law, issues brought before a meeting of Shareholders will be decided by a vote of the holders of a majority of the shares represented and entitled to vote. The AWG Group Bylaws (except with respect to the election of directors who are elected by a plurality vote) contain a similar provision.

SPECIAL MEETINGS

  The AWG Bylaws state that, in general, special Shareholder meetings may only be called by the President of AWG, by the President upon resolution of the AWG Board, or at the written request of not less than 20% of the Shareholders. The AWG Group Articles of Incorporation state that, except as otherwise required by law, special meetings of AWG Group shareholders may be called by only a majority of the AWG Group Board.

INDEMNIFICATION; LIMITATION OF LIABILITY

  The MGBCL and the KGCC permit indemnification of officers, directors and others on substantially similar terms. A corporation may indemnify any person made or threatened to be made a party to any legal proceeding, including any suit by or in the name of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in any capacity with respect to another enterprise, against expenses and other amounts reasonably incurred by him in connection with such legal proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The foregoing notwithstanding, no indemnification may be made in respect of any claim brought by or in the name of the corporation as to which such person is adjudged to be liable to the corporation unless and only to the extent that a proper court determines that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper. These indemnification rights are not exclusive of any other rights to which the person seeking indemnification is entitled and do not limit a corporation's right to provide further indemnification.

  The AWG Bylaws provide for indemnification of any person made or threatened to be made a party to a legal proceeding by reason of the fact that the person is or was a director, officer or general manager of AWG against all expense, liability or loss (including attorneys' fees and judgments) actually and reasonably incurred by such person; provided no such person shall be indemnified as to matters for which they have been adjudged to have been negligent. The indemnification applies to settlements only if the AWG Board approves the settlement and makes its own determination that such person was not negligent.

  The AWG Group Articles of Incorporation contain a provision that eliminates the personal liability of AWG Group's directors and officers to AWG Group or its shareholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the KGCC. Provisions in the AWG Group Articles and AWG Group Bylaws entitle officers, directors and employees to be indemnified by AWG Group against costs and expenses, attorneys' fees, judgments, fines and amounts paid in settlement that are actually and reasonably incurred in connection with any such action, suit or proceeding, including actions brought by or in the right of AWG Group, to which such persons are made or threatened to be made a party, by reason of their being a director or officer of AWG Group, to the fullest extent permitted by Kansas law. AWG Group may also be required to advance costs incurred by directors, officers and employees in such situations.

SHAREHOLDER INSPECTION

  Under the KGCC, any shareholder may inspect the corporation's stock ledger, shareholder list and other books and records for any proper purpose. A "proper purpose" is defined as a purpose reasonably related to such person's interest as a shareholder. The KGCC specifically provides that a shareholder may appoint an agent for the purpose of examining the stock ledger, list of shareholders or other books and records of the corporation. A shareholder may apply to the Kansas district court to compel inspection in the event the shareholder's request to examine the books and records is refused. In general, the corporation has the burden of proving an improper purpose where that shareholder requests to examine only the shareholder ledger or the shareholder list, and in all other circumstances, the shareholder has the burden of proving a proper purpose. The right of shareholders to inspect under the KGCC is generally similar to that of shareholders under the MGBCL. Neither the MGBCL nor Missouri case law, however, provides specific guidance as to whether a shareholder may appoint an agent for the purpose of examining books and records or the extent to which a shareholder must have a "proper purpose." Accordingly, in comparison with the KGCC, in a given situation, a Missouri shareholder may be provided with less guidance as to the scope of its ability to inspect the books and records of the corporation.

AMENDMENT OF ARTICLES OF INCORPORATIONS

  The AWG Articles of Incorporation are silent as to the amendment of its provisions. Under the MGBCL the AWG Articles of Incorporation may be amended upon a resolution of the AWG Board proposing the amendment and its submission to the Shareholders for their approval by the majority of the shares of AWG common stock entitled to vote.

  The AWG Group Articles of Incorporation provide that provisions of the AWG Group Articles of Incorporation dealing with the number, election, and removal of directors, director powers, and certain business combinations may not be repealed or amended without the affirmative vote of holders of at least two-thirds of the outstanding shares of voting stock. The AWG Group shareholders may otherwise amend, alter, change or repeal any provision of the AWG Group Articles of Incorporation as the KGCC, which is identical to the MGBCL in this respect, provides.

AMENDMENT OF BYLAWS

  The AWG Bylaws provide that the Shareholders may make, alter, amend or repeal the AWG Bylaws by a majority vote of the AWG shares. The AWG Group Articles of Incorporation authorize the AWG Group Board to make, alter and repeal bylaws, subject to the rights of shareholders at any regular or special meeting to alter or repeal bylaws made by the AWG Group Board by a two-thirds vote of the outstanding shares. Provisions relating to restrictions on transfer of Common Stock may not be amended by the Shareholders.

NOTICE OF SHAREHOLDER PROPOSALS; NOMINATIONS OF DIRECTORS

  The AWG Bylaws do not contain special requirements for providing advance notice of the introduction by shareholders of business to be transacted at Shareholder meetings.

  The AWG Group Bylaws provide that any shareholder who intends to bring a matter before a meeting of shareholders must deliver written notice of such shareholder's intent to the Secretary of AWG Group. Such notice must be received by the Secretary not later than the later of following dates: (1) with respect to an annual meeting of shareholders, 130 days in advance of such meeting; and (2) with respect to any other meeting of shareholders, the close of business on the tenth day following the date of public disclosure of the date of such meeting.

  Such written notice must set forth (i) the name and address of the shareholder, (ii) the class and number of shares of capital stock of AWG Group which are beneficially owned by the shareholder, (iii) any material interest of the shareholder in the proposed business described in the notice, and (iv) if such business is a nomination for director, each nomination sought to be made, together with the reasons for each nomination, a description of the qualifications and business or professional experience of each proposed nominee and a statement signed by each nominee indicating his or her willingness to serve if elected, and disclosing the information about him or her that is required by the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations promulgated thereunder, to be disclosed in the proxy materials for the meeting involved as if he or she were a nominee of the corporation for election as one of its directors.

SHAREHOLDERS' VOTE FOR MERGERS

  In the area of mergers and/or other corporate reorganizations, the KGCC differs from the MGBCL in a number of respects. A corporation incorporated under the KGCC must obtain the affirmative vote (except as indicated below and unless its articles of incorporation provide otherwise) of the holders of a majority of the outstanding shares of the corporation entitled to vote thereon to approve a merger with another corporation, the sale of substantially all of the corporation's assets or the voluntary dissolution of the corporation. In the same situations, the MGBCL requires the approval of persons holding at least two-thirds of the outstanding shares entitled to vote thereon.

  The KGCC does not require a shareholder vote of the surviving corporation in a merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each outstanding share of the surviving corporation before the merger is unchanged, and (iii) the number of shares to be issued in the merger does not exceed 20% of the shares outstanding immediately prior to such issuance. The MGBCL has no such exception.

  Neither the MGBCL nor the KGCC requires a vote of a corporation's shareholders if such corporation is merged with and into a parent corporation that owns 90% or more of such corporation's stock.

APPRAISAL RIGHTS

  Both the KGCC and the MGBCL provide appraisal rights to shareholders entitled to vote in merger transactions (except as indicated below). The MGBCL also provides such rights in a sale of assets, unless pursuant to a voluntary dissolution of the corporation, whereas the KGCC does not. The KGCC does not recognize dissenters' rights of appraisal in a merger or consolidation if the dissenting shares of the corporation are listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders, or if the corporation is the surviving corporation and no vote of its shareholders is required, subject to certain exceptions.

ANTI-TAKEOVER STATUTES

  The MGBCL and KGCC contain certain provisions which may be deemed to have an anti-takeover effect.

  The MGBCL also contains a "Control Share Acquisition Statute" which provides that an "Acquiring Person" who, after any acquisition of shares of a publicly traded corporation, has the voting power, when added to all shares of the same corporation previously owned or controlled by the Acquiring Person, to exercise or direct the exercise of (i) 20% but less than 33 1/3%, (ii) 33 1/3% or more but less than a majority, or (iii) a majority of the voting power of outstanding stock of such corporation, must obtain shareholder approval for the purchase of the "Control Shares." If approval is not given, the Acquiring Person's shares lose the right to vote. The statute prohibits an Acquiring Person from voting its shares unless certain disclosure requirements are met and the retention or restoration of voting rights is approved by both (i) a majority of the outstanding voting stock, and (ii) a majority of the outstanding voting stock after exclusion of Interested Shares. "Interested Shares" are defined as shares owned by the Acquiring Person, by directors who are also employees, and by officers of the corporation. Shareholders are given dissenters' rights with respect to the vote on Control Share Acquisitions and may demand payment of the fair value of their shares.

  A number of acquisitions of shares are deemed not to constitute Control Share Acquisitions, including good faith gifts, transfers pursuant to wills, purchases pursuant to an issuance by the corporation, mergers involving the corporation which satisfy the other requirements of the MGBCL, transactions with a person who owned a majority of the voting power of the corporation within the prior year, or purchases from a person who has previously satisfied the provisions of the Control Share Acquisition Statute so long as the transaction does not result in the purchasing party having voting power after the purchase in a percentage range (such ranges are as set forth in the immediately preceding paragraph) beyond the range for which the selling party previously satisfied the provisions of the statute. Additionally, a corporation may exempt itself from application of the statute by inserting a provision in its articles of incorporation or bylaws expressly electing not to be covered by the statute. The AWG Articles of Incorporation and the AWG Bylaws do not "opt out" of the Control Share Acquisition Statute.

  The KGCC contains a control share acquisition statute similar to that contained in the MGBCL; however, the AWG Group Articles of Incorporation "opt out" of its provisions.

                            MARKET FOR COMMON STOCK

  There has been no public market for AWG Common Stock. As of December 27, 1996, there were outstanding 5,550 shares of AWG Class A Common Stock which were held by 370 shareholders of record and 14,870 shares of AWG Class B Common Stock which were held by 200 shareholders of record.

  The AWG Bylaws require AWG to distribute all of its net earnings to its shareholders in the form of patronage rebates. Therefore, AWG has not paid cash dividends on the AWG Common Stock. Following the Merger and Initial Public Offering, it is expected that the Company will pay a cash dividend at the initial annual rate of $.20 per share.

  The AWG Bylaws prohibit the transfer of shares of AWG Common Stock unless the holder first offers them to AWG at book value. The Company is required to accept such offer. The AWG Board annually determines the book value of AWG Common Stock based upon the financial condition of the Company at the prior fiscal year end. All issuances and purchases of AWG Common Stock are conducted at the last book value as established by the AWG Board. The book value of the AWG Common Stock, as established by the AWG Board at its March meeting, was $1,055, $1,165 and $1,165 in 1994, 1995 and 1996, respectively.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Shares of AWG Group Common Stock issued to Shareholders in the Merger will be subject to restrictions on transfer for a period of two years. These shares may not be sold or otherwise transferred except (i) as collateral in connection with certain store development financing transactions if approved by the Company, (ii) in conjunction with the sale of substantially all the assets or stock (if a corporation) of a Shareholder, or (iii) by way of a bona fide gift, to a family trust or pursuant to the death of a Shareholder. In each case, with the exception of persons who acquire shares pursuant to the foreclosure of a security interest or, in certain circumstances, pursuant to the transferor's death, the transferee will remain subject to the remaining term of the two year transfer restriction. After such two-year period, such shares will be freely tradable, subject to the provisions of Rule 144 discussed below.

  The shares sold in the Initial Public Offering will be freely tradeable by persons other than "affiliates" of AWG Group, as that term is defined in the Securities Act. Beginning 90 days after consummation of the Initial Public Offering, affiliates who own shares of Common Stock that were acquired from AWG Group in the Initial Public Offering or in the open market after the Initial Public Offering, pursuant to Rule 144, may sell within any three month period that number of shares which does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales pursuant to Rule 144 are subject to certain requirements relating to the manner of sale, notice and availability of current public information about AWG Group. If at least three years have elapsed from the date the shares of AWG Group Common Stock were acquired from AWG Group, or an affiliate of AWG Group, and the proposed seller has not been an affiliate of AWG Group at any time during the three months immediately preceding the sale, such person is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. "Affiliates" are generally deemed to be directors and executive officers of a company and any shareholder who exercises control over a company.

                                 LEGAL MATTERS

  The validity of the AWG Group Common Stock offered hereby will be passed upon by Blackwell Sanders Matheny Weary & Lombardi L.C., Kansas City, Missouri.

                                    EXPERTS

  The Consolidated Financial Statements and Schedule of Associated Wholesale Grocers, Inc. and Subsidiaries as of December 31, 1994 and December 30, 1995, and for each of the years in the three-year period ended December 30, 1995 and the balance sheet of Associated Wholesale Grocers Group, Inc. as of November 30, 1996, are included herein and elsewhere in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                         REPORTS TO SECURITIES HOLDERS

  AWG Group intends to furnish to its shareholders annual reports containing audited consolidated financial statements for each fiscal year.

                                          By Order of the Board of Directors,

                                          LOGO
                                          Joseph L. Campbell, II, Vice
                                           President, Treasurer and Secretary

                         INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets at December 30, 1995 and October 5,
 1996 (Unaudited).........................................................   F-2
Condensed Consolidated Statements of Earnings for the forty weeks ended
 October 7, 1995 and
 October 5, 1996 (Unaudited)..............................................   F-3
Condensed Consolidated Statements of Cash Flows for the forty weeks ended
 October 7, 1995 and October 5, 1996 (Unaudited)..........................   F-4
Notes to Unaudited Condensed Consolidated Financial Statements............   F-5
Independent Auditors' Report..............................................   F-6
Consolidated Balance Sheets at December 31, 1994 and December 30, 1995....   F-7
Consolidated Statements of Earnings for the Fiscal years ended December
 25, 1993, December 31, 1994 and December 30, 1995........................   F-8
Consolidated Statements of Shareholders' Equity for the Fiscal years ended
 December 25, 1993, December 31, 1994 and December 30, 1995...............   F-9
Consolidated Statements of Cash Flows for the Fiscal years ended December
 25, 1993, December 31, 1994 and December 30, 1995........................  F-10
Notes to Consolidated Financial Statements................................  F-11
Independent Auditors' Report..............................................  F-19
Balance Sheet of Associated Wholesale Grocers Group, Inc. as of November
 30, 1996.................................................................  F-20
Notes to Balance Sheet....................................................  F-21

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                     DECEMBER 30, 1995 AND OCTOBER 5, 1996
                                  (UNAUDITED)

                                                                DECEMBER 30, OCTOBER
                            ASSETS                                  1995     5, 1996
                            ------                              ------------ --------
                                                                     (DOLLARS IN
                                                                     THOUSANDS)
Current assets:
  Cash and cash equivalents...................................    $ 18,056   $  9,327
  Receivables, net............................................      82,045    102,051
  Inventories.................................................     144,754    145,903
  Other current assets........................................      33,327     24,832
                                                                  --------   --------
    Total current assets......................................     278,182    282,113
                                                                  --------   --------
Notes receivable from shareholders, maturing after one year...      30,236     35,094
Property and equipment, net...................................      89,655    101,083
Intangibles, net of accumulated amortization of $1,554 in 1995
 and $2,532 in 1996...........................................      31,635     30,657
Other assets..................................................      10,041     13,584
                                                                  --------   --------
    Total assets..............................................    $439,749   $462,531
                                                                  ========   ========
             LIABILITIES AND SHAREHOLDERS' EQUITY
             ------------------------------------
Current liabilities:
  Accounts payable............................................    $160,033   $154,197
  Patronage payable:
    Cash portion of current year patronage....................      35,257        --
    Patronage certificates payable within one year............      12,472     10,425
  Accrued expenses and other current liabilities..............      38,990     42,749
                                                                  --------   --------
      Total current liabilities...............................     246,752    207,371
                                                                  --------   --------
Long-term obligations maturing after one year.................      31,754     38,400
Members' certificates:
  Patronage certificates......................................     112,389    109,484
  Deposits....................................................      12,643     12,024
Deferred income and other liabilities.........................       7,334      8,491
                                                                  --------   --------
      Total liabilities.......................................     410,872    375,770
Interim net income (note 1)...................................         --      59,065
Shareholders' equity:
    Common stock, $100 par value:
      Class A, voting; 12,000 shares authorized; 5,370 and
       5,430 shares issued and outstanding in 1995 and 1996...         537        543
      Class B, nonvoting; 150,000 shares authorized; 15,975
       and 14,870 shares issued and outstanding in 1995 and
       1996...................................................       1,598      1,487
    Additional paid-in capital................................       1,602      1,964
    Retained earnings.........................................      25,140     23,702
                                                                  --------   --------
        Total shareholders' equity............................      28,877     27,696
                                                                  --------   --------
Commitments and contingent liabilities (note 2)
        Total liabilities and shareholders' equity............    $439,749   $462,531
                                                                  ========   ========

      See accompanying notes to unaudited condensed consolidated financial statements.

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
             FORTY WEEKS ENDED OCTOBER 7, 1995 AND OCTOBER 5, 1996
                                  (UNAUDITED)

                                                                 FORTY
                                                              WEEKS ENDED
                                                         ----------------------
                                                         OCTOBER 7,  OCTOBER 5,
                                                            1995        1996
                                                         ----------  ----------
                                                              (DOLLARS IN
                                                              THOUSANDS)
Net sales............................................... $2,122,143  $2,344,220
Cost of goods sold......................................  1,987,712   2,186,819
                                                         ----------  ----------
    Gross profit........................................    134,431     157,401
General and administrative expenses.....................     81,926      94,387
                                                         ----------  ----------
    Operating income....................................     52,505      63,014
Other income (expenses):
  Interest income.......................................      4,176       3,874
  Interest expense......................................     (6,599)     (8,396)
  Other, net............................................        376       2,224
                                                         ----------  ----------
                                                             (2,047)     (2,298)
                                                         ----------  ----------
Income before income taxes..............................     50,458      60,716
Income taxes............................................        682       1,651
                                                         ----------  ----------
    Net income.......................................... $   49,776  $   59,065
                                                         ==========  ==========

      See accompanying notes to unaudited condensed consolidated financial statements.

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FORTY WEEKS ENDED OCTOBER 7, 1995 AND OCTOBER 5, 1996
                                  (UNAUDITED)

                                                            FORTY WEEKS ENDED
                                                          ---------------------
                                                          OCTOBER 7, OCTOBER 5,
                                                             1995       1996
                                                          ---------- ----------
                                                               (DOLLARS IN
                                                               THOUSANDS)
Cash flows from operating activities:
  Net income.............................................  $ 49,776   $ 59,065
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization........................     6,318      8,434
    Deferred income taxes................................       101      2,092
    Changes in assets and liabilities, net of effects of
     assets and liabilities acquired:
      Accounts receivable................................   (24,172)   (20,006)
      Inventories........................................   (42,476)    (1,149)
      Prepaid expenses...................................     2,002        144
      Accounts payable and other liabilities.............    42,782     (1,779)
                                                           --------   --------
        Net cash provided by operating activities........    34,331     46,801
Cash flows from investing activities:
  Additions to investments...............................    (5,571)    (2,808)
  Proceeds from maturity of investments..................    34,616      3,560
  Loans to shareholders..................................    (7,327)    (6,739)
  Repayment of loans by shareholders.....................     8,653      8,676
  Capital expenditures, net..............................   (15,796)   (18,841)
  Acquisition of assets..................................   (56,955)       --
  Other assets, net......................................    (9,379)    (3,579)
                                                           --------   --------
        Net cash used in investing activities............   (51,759)   (19,731)
Cash flows from financing activities:
  Year-end patronage distributions.......................   (31,487)   (35,257)
  Redemption of prior year's patronage certificates......    (2,149)    (4,952)
  Issuance of common stock...............................       462        478
  Redemption of common stock.............................    (1,389)    (1,659)
  Borrowings under revolving credit agreement............    34,100      6,800
  Payment of other long-term obligations.................      (317)      (445)
  Increase (decrease) in deferred income and other long-
   term liabilities......................................    11,500       (145)
  Increase (decrease) in member deposits, net............       673       (619)
                                                           --------   --------
        Net cash provided by (used) in financing
         activities......................................    11,393    (35,799)
                                                           --------   --------
Net decrease in cash and cash equivalents................    (6,035)    (8,729)
Cash and cash equivalents at beginning of period.........    16,878     18,056
                                                           --------   --------
Cash and cash equivalents at end of period...............  $ 10,843   $  9,327
                                                           ========   ========

      See accompanying notes to unaudited condensed consolidated financial statements.

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) INTERIM FINANCIAL STATEMENTS

  In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of normal recurring accruals) considered necessary to present fairly the financial position of Associated Wholesale Grocers, Inc. and Subsidiaries (the Company) for the interim periods presented. Operating results for the forty week period ended October 5, 1996 are not necessarily indicative of the results that may be expected for the fiscal year ended December 28, 1996.

  Cost for approximately 79% of inventory at October 5, 1996 is determined using the last-in, first-out (LIFO) method. An actual valuation of inventory under the LIFO method can be made only at the end of each year based on inventory levels and costs at that time. Interim LIFO calculations must necessarily be based on management's estimate of expected year-end inventory levels and costs. Because estimates of future inventory levels and costs are subject to many factors beyond management's control, interim results are subject to the final year-end LIFO inventory valuation.

  In accordance with the bylaws of the Company, the patronage portion of income before income taxes is determined annually and distributed to shareholders of the Company as patronage rebates. Since patronage rebates are determined only at year-end and are deductible for income tax purposes, no provision has been made for income taxes on income from cooperative operations. Accordingly, the amount of interim net income has been reflected as a separate item in the accompanying unaudited condensed consolidated balance sheet.

(2) CONTINGENCIES

  On March 14, 1996, Homeland Stores, Inc. (Homeland) filed a motion to include the Company as a third party defendant in a pension withdrawal liability dispute. In connection with the acquisition of certain Homeland assets in April 1995, the Company agreed to reimburse Homeland in an amount up to approximately $3.4 million for any pension withdrawal liability incurred with respect to "Covered Operations." "Covered Operations" were defined as distribution center operations related to the assets being purchased by AWG for which Homeland was currently making pension contributions. The withdrawal liability dispute does not involve Covered Operations. As a result, the Company believes that the claim is without merit and will vigorously defend its position. This lawsuit has been stayed as a result of Homeland's bankruptcy and will be resolved as part of the ordinary process of claims resolution in the bankruptcy case. Accordingly, no provision has been made in the accompanying condensed consolidated financial statements.

  The Company and Homeland have entered into a long term supply agreement that provides that Homeland will purchase its inventory requirements from the Company. Homeland has notified the Company that Homeland believes that the consummation of the Merger and the Initial Public Offering will constitute a default by the Company under the supply agreement and threatened to initiate litigation in order to preserve what it believes to be Homeland's rights and enforce AWG's obligations. The loss of Homeland as a customer, or a successful claim by Homeland for damages or other relief, resulting from an alleged default by the Company under the supply agreement could have a material adverse effect on the business or profitability of the Company. The Company has advised Homeland that it believes that no such default has occurred or will occur as a result of the Merger and Initial Public Offering. Accordingly, no provision has been made in the accompanying condensed consolidated financial statements.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Associated Wholesale Grocers, Inc.:

  We have audited the accompanying consolidated balance sheets of Associated Wholesale Grocers, Inc. and subsidiaries (the Company) as of December 31, 1994 and December 30, 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended December 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Associated Wholesale Grocers, Inc. and subsidiaries as of December 31, 1994 and December 30, 1995 and the results of their operations and cash flows for each of the fiscal years in the three-year period ended December 30, 1995 in conformity with generally accepted accounting principles.

Kansas City, Missouri
March 1, 1996

                                          KPMG Peat Marwick LLP

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    DECEMBER 31, 1994 AND DECEMBER 30, 1995

                              ASSETS                                 1994     1995
                              ------                               -------- --------
                                                                      (DOLLARS IN
                                                                      THOUSANDS)
Current assets:
  Cash and cash equivalents....................................... $ 16,878 $ 18,056
  Short-term investments..........................................   34,728    2,305
  Receivables, net of allowance for doubtful accounts of $432 in
   1994 and $807 in 1995:
    Trade.........................................................   45,991   61,536
    Other.........................................................   18,999   20,509
  Inventories.....................................................   94,525  144,754
  Other current assets............................................   11,684   31,022
                                                                   -------- --------
      Total current assets........................................  222,805  278,182
                                                                   -------- --------
Notes receivable from shareholders, maturing after one year.......   18,668   30,236
Property and equipment, net (note 4)..............................   79,248   89,655
Intangibles, net of accumulated amortization of $424 in 1994 and
 $1,554 in 1995
 (note 2).........................................................   13,318   31,635
Other assets......................................................    5,139   10,041
                                                                   -------- --------
      Total assets................................................ $339,178 $439,749
                                                                   ======== ========
               LIABILITIES AND SHAREHOLDERS' EQUITY
               ------------------------------------
Current liabilities:
  Long-term obligations maturing within one year (note 5)......... $    455 $    584
  Accounts payable................................................  117,192  160,033
  Patronage payable:
    Cash portion of current year patronage........................   31,487   35,257
    Patronage certificates payable within one year (note 3).......   12,050   12,472
  Accrued expenses--members.......................................   13,972   14,138
  Accrued expenses and other current liabilities..................   17,769   24,268
                                                                   -------- --------
      Total current liabilities...................................  192,925  246,752
                                                                   -------- --------
Long-term obligations maturing after one year (note 5)............      738   31,754
Members' certificates (note 3):
  Patronage certificates..........................................  102,033  112,389
  Deposits........................................................   12,415   12,643
Deferred income taxes (note 6)....................................    2,048    1,727
Deferred income and other liabilities.............................      393    5,607
                                                                   -------- --------
      Total liabilities...........................................  310,552  410,872
Shareholders' equity:
  Common stock, $100 par value:
    Class A, voting, 12,000 shares authorized; 5,070 and 5,370
     shares issued and outstanding in 1994 and 1995...............      507      537
    Class B, nonvoting; 150,000 shares authorized; 16,725 and
     15,975 shares issued and outstanding in 1994 and 1995........    1,673    1,598
  Additional paid-in capital......................................    1,099    1,602
  Retained earnings...............................................   25,347   25,140
                                                                   -------- --------
      Total shareholders' equity..................................   28,626   28,877
                                                                   -------- --------
Commitments and contingent liabilities (notes 7 and 8)............
      Total liabilities and shareholders' equity.................. $339,178 $439,749
                                                                   ======== ========

          See accompanying notes to consolidated financial statements.

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
 FISCAL YEARS ENDED DECEMBER 25, 1993, DECEMBER 31, 1994 AND DECEMBER 30, 1995

                                                1993        1994        1995
                                             ----------  ----------  ----------
                                                  (DOLLARS IN THOUSANDS)
Net sales................................... $2,419,157  $2,484,559  $2,836,216
Cost of goods sold..........................  2,276,512   2,335,371   2,658,478
                                             ----------  ----------  ----------
    Gross profit............................    142,645     149,188     177,738
General and administrative expenses.........     84,384      90,514     115,056
                                             ----------  ----------  ----------
    Operating income........................     58,261      58,674      62,682
Other income (expenses):
  Interest income (note 2)..................      3,366       4,063       4,809
  Interest expense (note 3).................     (8,417)     (6,787)     (8,056)
  Other, net................................      1,347       1,217         (66)
                                             ----------  ----------  ----------
                                                 (3,704)     (1,507)     (3,313)
                                             ----------  ----------  ----------
Income before income taxes..................     54,557      57,167      59,369
Income taxes (note 6).......................      1,668       1,885        (203)
                                             ----------  ----------  ----------
      Net income............................ $   52,889  $   55,282  $   59,572
                                             ==========  ==========  ==========




          See accompanying notes to consolidated financial statements.

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 FISCAL YEARS ENDED DECEMBER 25, 1993, DECEMBER 31, 1994 AND DECEMBER 30, 1995

                                  COMMON STOCK    ADDITIONAL
                                 ---------------   PAID-IN   RETAINED
                                 CLASS A CLASS B   CAPITAL   EARNINGS   TOTAL
                                 ------- -------  ---------- --------  --------
                                            (DOLLARS IN THOUSANDS)
Balance at December 26, 1992....  $531   $1,973     $  655    $22,870   $26,029
Issuance of common stock........    15        2        134        --        151
Redemption of common stock......   (30)    (126)       (18)    (1,042)   (1,216)
Net income......................   --       --         --      52,889    52,889
Distribution of year-end
 patronage......................   --       --         --     (50,035)  (50,035)
                                  ----   ------     ------   --------  --------
Balance at December 25, 1993....   516    1,849        771     24,682    27,818
Issuance of common stock........    42        4        402        --        448
Redemption of common stock......   (51)    (180)       (74)    (1,954)   (2,259)
Net income......................   --       --         --      55,282    55,282
Distribution of year-end
 patronage......................   --       --         --     (52,663)  (52,663)
                                  ----   ------     ------   --------  --------
Balance at December 31, 1994....   507    1,673      1,099     25,347    28,626
Issuance of common stock........    60      --         613        --        673
Redemption of common stock......   (30)     (75)      (110)      (918)   (1,133)
Net income......................   --       --         --      59,572    59,572
Distribution of year-end
 patronage......................   --       --         --     (58,861)  (58,861)
                                  ----   ------     ------   --------  --------
Balance at December 30, 1995....  $537   $1,598     $1,602   $ 25,140  $ 28,877
                                  ====   ======     ======   ========  ========




          See accompanying notes to consolidated financial statements.

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
 FISCAL YEARS ENDED DECEMBER 25, 1993, DECEMBER 31, 1994 AND DECEMBER 30, 1995

                                                   1993      1994       1995
                                                 --------  ---------  --------
                                                   (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net income.................................... $ 52,889  $  55,282  $ 59,572
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization...............    9,084      9,333    11,310
    Deferred income taxes.......................      321        214    (1,225)
    Changes in assets and liabilities, net of
     effects of assets and liabilities acquired
     (note 2):
      Accounts receivable.......................   (5,724)     6,784   (17,055)
      Inventories...............................    5,991     (3,893)  (31,829)
      Prepaid expenses..........................      413      2,020      (277)
      Accounts payable and other liabilities....    7,897      8,740    51,342
      Other.....................................       24       (244)    1,324
                                                 --------  ---------  --------
        Net cash provided by operating
         activities.............................   70,895     78,236    73,162
Cash flows from investing activities:
  Additions to investments......................  (75,074)  (107,746)  (19,058)
  Proceeds from maturity of investments.........   56,421    103,898    46,600
  Loans to shareholders.........................  (12,469)    (1,975)  (14,555)
  Repayment of loans by shareholders............    9,275      8,650     9,364
  Capital expenditures, net.....................   (5,486)   (15,063)  (18,727)
  Acquisition of assets (note 2)................      --     (25,928)  (56,955)
  Other assets, net.............................     (579)    (4,791)   (6,125)
                                                 --------  ---------  --------
        Net cash used in investing activities...  (27,912)   (42,955)  (59,456)
Cash flows from financing activities:
  Year-end patronage distributions..............  (28,196)   (29,905)  (31,487)
  Redemption of prior year's patronage
   certificates.................................  (13,513)   (13,032)  (12,725)
  Issuance of common stock......................      151        448       673
  Redemption of common stock....................   (1,216)    (2,259)   (1,133)
  Borrowings under revolving credit agreement...      --         --     31,600
  Payment of other long-term obligations........     (417)      (742)     (455)
  Increase in deferred income and other long-
   term liabilities.............................        5        137       771
  Increase (decrease) in member deposits, net...     (287)      (138)      228
                                                 --------  ---------  --------
        Net cash used in financing activities...  (43,473)   (45,491)  (12,528)
                                                 --------  ---------  --------
Net increase (decrease) in cash and cash
 equivalents....................................     (490)   (10,210)    1,178
Cash and cash equivalents at beginning of year..   27,578     27,088    16,878
                                                 --------  ---------  --------
Cash and cash equivalents at end of year........ $ 27,088  $  16,878  $ 18,056
                                                 ========  =========  ========
Supplemental Schedule of cash paid for interest
 and income taxes:
  Cash paid for interest (net of capitalized
   interest).................................... $  8,216  $   8,075  $  8,587
                                                 ========  =========  ========
  Cash paid for income taxes.................... $  1,600  $   1,580  $  1,136
                                                 ========  =========  ========
Supplemental schedule of noncash investing and
 financing activities:
  Notes receivable from sale of supermarket
   properties (note 2).......................... $    --   $  10,900  $ 14,460
                                                 ========  =========  ========

          See accompanying notes to consolidated financial statements.

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (DOLLARS IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 General

  Associated Wholesale Grocers, Inc. (AWG) operates on a cooperative basis (see patronage) wholesaling grocery merchandise to its member shareholders (members) throughout the Midwestern United States. Subsidiaries of AWG are organized as corporations and primarily provide ancillary service and non-food merchandise to AWG and its members.

 Principles of Consolidation

  The consolidated financial statements include the accounts of AWG and its subsidiaries (Company). All significant intercompany balances and transactions have been eliminated in consolidation.

 Fiscal Year

  The Company's fiscal year ends on the last Saturday in December. Fiscal 1993 and 1995 included 52 weeks, while fiscal 1994 included 53 weeks of operations.

  Business and Credit Concentrations

  The majority of the Company's members are located in Kansas, Missouri, Oklahoma and Arkansas. As a cooperative, substantially all of the Company's sales are to its members. No single member accounted for more than 10% of the Company's sales in 1993, 1994 or 1995. The Company also provides financing to its members for acquisition/expansion of supermarket properties. Trade and notes receivables from members are generally secured by members inventories and patronage certificates. The Company establishes an allowance for doubtful accounts based on the creditworthiness of its members.

 Sales

  Sales are recognized at the time the product is shipped.

 Cash Equivalents

  The Company considers all investments with an original maturity of three months or less to be cash equivalents.

 Investments

  Short-term investments consist primarily of commercial paper, certificates of deposit and government agency securities which mature within one year and for which cost approximates fair value.

  Effective December 26, 1993, the Company adopted Statement of Financial Accounting Standards No. 115 (Statement 115), "Accounting for Certain Investments in Debt and Equity Securities." The cumulative effect of adopting Statement 115 was immaterial. Under Statement 115, the Company classifies its investment securities as available-for-sale.

 Inventories

  Inventories are valued at the lower of cost or market. Cost for 91% of 1994 inventories and 73% of 1995 inventories is determined by using the last-in, first-out (LIFO) method. Cost for the remaining inventories (consisting of certain perishable products, general merchandise and health and beauty products) is determined using the first-in, first-out (FIFO) method. Had all inventories been valued on the FIFO method, they would have been increased by $30,855 at December 31, 1994 and $32,578 at December 30, 1995.

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES

 Property and Equipment

  Property and equipment are stated at cost. Expenditures for improvements which significantly increase property lives are capitalized. Interest costs incurred during the construction of facilities are included in the cost of such properties. Depreciation and amortization are calculated on the straight-line method over the assets estimated useful lives which range from 31 to 50 years for buildings; 5 to 10 years for equipment; and 3 to 5 years for vehicles. Leasehold improvements are amortized over the terms of the respective leases.

 Intangible Assets

  Intangible assets consist of amounts relating to the acquisition of wholesale volume and are being amortized on a straight-line basis over the estimated periods benefited (25 years) (see note 2).

  The Company assesses the recoverability of intangible assets by determining whether the amortization of such intangible assets over their remaining life can be recovered through undiscounted future operating cash flows of the operation.

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121 (Statement 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Statement 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangible assets and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangible assets to be disposed of. Statement 121 is effective for the Company in 1996. Management expects that the adoption of Statement 121 will not have a significant impact on the Company's consolidated financial statements.

 Patronage

  Income from cooperative operations, less a nominal amount authorized by the Board of Directors to be retained, is returned to the members in the form of year-end patronage. At each year-end, a percentage of net income to be distributed (60% for 1993, 1994, and 1995) is paid in cash with the remainder paid in the form of patronage certificates (see note 3). Such amounts are apportioned to the members based on each member's qualifying warehouse purchases.

 Income Taxes

  AWG and its subsidiaries file a consolidated federal income tax return. Patronage distributions from cooperative operations are deductible for income tax purposes. The Company accounts for income taxes using the asset and liability method under Statement of Financial Accounting Standards No. 109. Deferred income taxes are provided for differences in financial reporting and tax reporting bases of existing assets and liabilities.

 Earnings per Share

  Since income from cooperative operations is apportioned annually to members and distributed in the form of patronage based on qualifying warehouse purchases, earnings per share information has not been presented.

 Use of Estimates

  Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES

(2) CERTAIN TRANSACTIONS WITH MEMBERS

 A) Acquisition of Wholesale Volume

  In April 1995, the Company acquired, among other things, inventory, fixtures, a distribution center and 29 supermarket properties from Homeland Stores, Inc. (Homeland) for cash of $73,287. The Company concurrently sold the supermarket properties acquired from Homeland to existing members for cash of $16,332 and notes receivable of $14,460. In addition, the Company also entered into an agreement with Homeland whereby the Company supplies the supermarkets retained by Homeland and Homeland became a member of AWG. The supply agreement requires the Company to make quarterly payments over the life of the agreement, seven years. (See Note 8)

  In March 1994, the Company acquired 38 supermarket properties and an office building from Food Barn Stores, Inc. (Food Barn) for cash of $41,025. The Company concurrently sold the supermarket properties acquired from Food Barn to existing members for cash of $15,097 and notes receivable of $10,900.

  The Company also recorded intangible assets in 1995 and 1994 for the aforementioned Homeland and Food Barn transactions of $19,447 and $13,742, respectively. The intangible assets, which represent the acquisition of wholesale volumes, are being amortized on a straight-line basis over twenty-five years. At December 31, 1994 and December 30, 1995, the unamortized amount of these intangible assets was $13,318 and $31,635, respectively.

 B) Notes Receivable from Members

  The Company extends long-term credit to members primarily for the purchase or construction of new stores, store expansions or improvements and opening inventory purchases. Loans to members are generally collateralized by the member's inventory, property and equipment and patronage certificates. Interest rates are generally one percent over the prime rate (9.75% at December 31, 1995) and terms of the notes are up to 10 years. For the fiscal years 1993, 1994 and 1995, the Company recorded interest income of $2,560, $3,439 and $4,306, respectively, on such loans to members.

(3) PATRONAGE CERTIFICATES, DEPOSITS AND EQUITIES

  Patronage certificates are issued annually to members as a part of the year-end distribution of net income from cooperative operations. Pertinent provisions of the certificates are as follows: (a) The certificates are not transferable; (b) AWG has the right to offset but the certificate holder does not; (c) the Board of Directors of AWG has the authority to set the interest rate on these certificates, subject to the maintenance of an interest rate of at least 4% but not in excess of 8%; and (d) the certificates are subordinate to the claims of all creditors of AWG. Certificates earned interest at 8% per annum in 1993 and 6% per annum in 1994 and 1995. All certificates issued prior to 1986 mature ten years from the date of the certificate. All outstanding patronage certificates issued for 1988, 1989 and 1990 mature eight years from the date of the certificate. All certificates issued after January 1992 mature seven years from the date of the certificate. At December 30, 1995, patronage certificates maturing over the next five years and thereafter are as follows:
1996--$12,472; 1997--$13,646; 1998--$15,583; 1999--$18,778; 2000--$20,010; and
thereafter--$44,372.

  Member deposits represent funds held by the Company on behalf of members. These funds accrue interest at rates ranging from 3.00% to 4.00% in 1993 and 1994 and 4.00% to 5.25% in 1995.

  Interest expense incurred on patronage certificates and member deposits in 1993, 1994 and 1995 was $8,305, $6,787, and $7,383, respectively.

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES

  The by-laws of AWG contain restrictions concerning the transfer of common stock and provide that member's common stock in AWG serves as collateral to secure indebtedness to AWG. The by-laws also provide that dividends may not be paid on common stock and each member holding Class A Common Stock is entitled to one vote in shareholder matters.

(4) PROPERTY AND EQUIPMENT

  Property and equipment are summarized as follows:

                                                               1994      1995
                                                             --------  --------
      Land.................................................. $  2,676  $  3,588
      Buildings.............................................   52,623    59,904
      Equipment.............................................   71,635    79,967
      Supermarket Properties Leased to Members..............   11,343     4,787
      Construction in progress..............................       93     4,269
                                                             --------  --------
                                                              138,370   152,515
      Less accumulated depreciation.........................  (59,122)  (62,860)
                                                             --------  --------
      Property and equipment, net........................... $ 79,248  $ 89,655
                                                             ========  ========

  During 1993, 1994, and 1995 the Company capitalized construction period interest of $50, $139, and $950, respectively.

(5) LONG-TERM OBLIGATIONS

  Long-term obligations consist of the following:

                                                                  1994   1995
                                                                 ------ -------
      Revolving credit agreement, unsecured..................... $  --  $31,600
      8.5% mortgage notes, secured by land and buildings........  1,193     738
                                                                 ------ -------
                                                                  1,193  32,338
      Less current maturities...................................    455     584
                                                                 ------ -------
                                                                 $  738 $31,754
                                                                 ====== =======

  In 1995, the Company entered into a revolving credit agreement with a bank for approximately $122,000 of which $90,146 was available at December 30, 1995. The revolving credit agreement provides for interest at the Federal Funds Rate plus 1.5% adjusted daily (7.03% at December 30, 1995) and expires in May 1998. The Company pays commitment fees of 1/8 of 1% annually on the unused portion of the credit agreement. The Company must maintain certain financial covenants, including maintaining (i) a current ratio greater than
1.09 to 1; (ii) a ratio of income to fixed charges of at least 10 to 1; and
(iii) indebtedness to tangible net worth of not more than 2.75 to 1. The Company must also maintain consolidated tangible net worth, as defined, of at least $110,000 and working capital of at least $25,000. At December 30, 1995, the Company was in compliance with these covenants.

  Principal payments over the next five years and thereafter on long-term obligations maturing after December 30, 1995 are as follows: 1996--$584; 1997--$154; 1998--$31,600.

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES

(6) INCOME TAXES

  Income tax expense (benefit) consists of the following:

                                                           1993   1994   1995
                                                          ------ ------ -------
      Federal:
        Current.......................................... $1,145 $1,421 $   868
        Deferred.........................................    273    182  (1,041)
                                                          ------ ------ -------
                                                           1,418  1,603    (173)
                                                          ------ ------ -------
      State:
        Current..........................................    202    250     154
        Deferred.........................................     48     32    (184)
                                                          ------ ------ -------
                                                             250    282     (30)
                                                          ------ ------ -------
                                                          $1,668 $1,885 $  (203)
                                                          ====== ====== =======

  Actual income tax expense (benefit) attributable to income before income taxes differs from the "expected" income tax expense using the statutory federal corporate tax rate of 34% as follows:

                                                     1993      1994      1995
                                                   --------  --------  --------
      Computed "expected" tax expense............  $ 18,549  $ 19,437  $ 20,185
      Increase (reduction) in income tax expense
       attributable to:
        Patronage refunds........................   (17,012)  (17,905)  (20,013)
        State income taxes, net of federal income
         tax benefit.............................       165       186       (20)
        Tax credits..............................       --        --       (632)
        Other....................................       (34)      167       277
                                                   --------  --------  --------
                                                   $  1,668  $  1,885  $   (203)
                                                   ========  ========  ========

  The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                                1994     1995
                                                               -------  -------
      Deferred tax assets:
        Pension liability..................................... $ 1,368  $ 1,080
        Compensated absences..................................     803      913
        Inventory.............................................     562    1,207
        Other.................................................     646      927
                                                               -------  -------
          Total gross deferred assets.........................   3,379    4,127
      Deferred tax liabilities:
        Depreciation and amortization.........................  (3,739)  (3,298)
        Other.................................................    (674)    (638)
                                                               -------  -------
          Total gross deferred liability......................  (4,413)  (3,936)
                                                               -------  -------
          Net deferred tax asset(liability)................... $(1,034) $   191
                                                               =======  =======

  A valuation allowance for deferred tax assets was not necessary at December 31, 1994 or December 30, 1995.

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES

(7) EMPLOYEE BENEFIT PLANS

  The Company has a qualified defined benefit pension plan covering substantially all of its non-union employees. The benefits are based on years of service and the participant's final average earnings as defined by the plan. The Company's funding policy is to make annual contributions for current service cost, interest and amortization of past service cost, to the extent such contributions are allowed as deductions for federal income tax purposes. The plan assets primarily consist of U. S. Government obligations, corporate bonds and common stocks.

  The plan's funded status and amounts recognized in the Company's consolidated financial statements are as follows:

                                                               1994     1995
                                                              -------  -------
      Projected benefit obligation:
        Vested benefits...................................... $12,217  $15,359
        Nonvested benefits...................................     732    2,030
                                                              -------  -------
          Accumulated benefit obligation.....................  12,949   17,389
        Effect of future compensation levels.................   8,084    9,934
                                                              -------  -------
          Projected benefit obligation.......................  21,033   27,323
        Fair value of plan assets............................  16,592   22,111
                                                              -------  -------
          Fair value of plan assets less than projected
           benefit obligation................................  (4,441)  (5,212)
        Unrecognized net assets being amortized over 19
        years................................................  (2,164)  (1,947)
        Unrecognized net loss................................     873    2,643
        Unrecognized prior service cost......................   1,561    1,431
                                                              -------  -------
          Accrued pension cost............................... $(4,171) $(3,085)
                                                              =======  =======

                                                      1993     1994     1995
                                                     -------  -------  -------
      Pension expense is comprised of the
      following:
        Service cost...............................  $ 1,804  $ 2,324  $ 2,021
        Interest cost on projected benefit
        obligation.................................    1,367    1,401    1,570
        Actual return on plan assets...............   (1,591)     (60)  (3,341)
        Net amortization and deferral items........      176   (1,492)   1,655
                                                     -------  -------  -------
          Net pension expense......................  $ 1,756  $ 2,173  $ 1,905
                                                     =======  =======  =======
      Assumed rates used for projected benefit
       obligations:
        Weighted average discount rate.............     6.00%    7.75%    7.00%
        Rate of increase in future compensation....     5.00%    5.25%    5.25%
        Expected long-term rate of return on plan
        assets.....................................     9.50%    9.50%    9.50%

  The Company's union employees participate in a multi-employer defined benefit pension plan. Pension expense for such plan was $7,086, $5,567 and $6,043 in 1993, 1994 and 1995, respectively.

  The Company also has a defined contribution 401(k) plan covering substantially all salaried and hourly employees not covered by a collective bargaining agreement. Total expense for the plan amounted to $2,160, $2,146 and $2,110 in 1993, 1994 and 1995, respectively.

  The Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1995, which covers health care and other welfare benefits provided to retirees. The adoption of this statement did not have a significant effect on the consolidated financial statements.

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES

(8) COMMITMENTS AND CONTINGENT LIABILITIES

  The Company is obligated as lessee under noncancellable long-term supermarket properties and warehouse operating leases. These leases have unexpired terms ranging from 1 to 35 years. It is expected in the ordinary course of business that these leases will be renewed or replaced. The Company has subleased the supermarket properties to members for substantially the same lease terms and rental amounts.

  Minimum rentals to be paid and minimum sublease rentals to be received on noncancellable operating leases with remaining terms greater than one year are as follows:

                                             MINIMUM        MINIMUM
                                          LEASE RENTALS SUBLEASE RENTALS   NET
      FISCAL YEAR                          TO BE PAID    TO BE RECEIVED  RENTALS
      -----------                         ------------- ---------------- -------
       1996..............................    $13,910        $13,666       $ 244
       1997..............................     13,430         13,333          97
       1998..............................     13,199         13,169          30
       1999..............................     12,417         12,823        (406)
       2000..............................     11,790         12,386        (596)

  Rental expense under noncancellable operating leases with terms greater than one year are as follows: 1993--$9,105; 1994--$9,302 and 1995--$11,513. Rental
expense is reduced for sublease rental income of: 1993-- $9,658; 1994--$9,766 and 1995--$11,233.

  As described in Note 2, the Company entered into a supply agreement with Homeland to supply supermarkets operated by Homeland. The supply agreement requires the Company to make quarterly payments, which are directly related to the volume of purchases by Homeland from the Company, through 2002.

  Amounts to be paid under the supply agreement are as follows:

           FISCAL YEAR                                AMOUNT
           -----------                                -------
           1996...................................... $ 5,289
           1997......................................   4,854
           1998......................................   4,661
           1999......................................   4,661
           2000......................................   4,661
           Thereafter................................   6,095
                                                      -------
                                                      $30,221
                                                      =======

  The Company is involved in various claims and litigation arising in the normal course of business. In the opinion of management, the ultimate resolution of these actions will not have a material adverse effect on the Company's consolidated financial statements.

(9) FAIR VALUES OF FINANCIAL INSTRUMENTS

  The Company has financial instruments which are comprised of cash and cash equivalents, commercial paper, municipal bonds, treasury bills, certificates of deposit, notes receivable, a mortgage note payable, a revolving line of credit, patronage certificates and member deposits. The carrying amounts reported in the consolidated balance sheets for the above financial instruments approximate their fair values. The carrying amounts of cash, cash equivalents, commercial paper and certificates of deposit approximate fair value because of the short maturity of those instruments. The fair value of municipal bonds and treasury bills are based on

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES quoted market prices. The fair value of notes receivable, mortgage note payable, the revolving line of credit, patronage certificates and member deposits are estimated using current interest rates for similar instruments.

(10) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

  Summarized quarterly financial information for the fiscal quarters indicated is presented below. For fiscal year 1994, the first and second quarter each consist of twelve weeks, the third quarter consists of sixteen weeks and the fourth quarter consists of thirteen weeks. For fiscal year 1995, the first, second, and fourth quarters each consist of twelve weeks and the third quarter consists of sixteen weeks.

  Fiscal year ended December 31, 1994:

                                              FIRST    SECOND   THIRD    FOURTH
                                             -------- -------- -------- --------
      Net sales............................. $524,705 $572,622 $747,038 $640,194
      Gross profit..........................   31,231   33,590   48,613   35,754
      Net income............................   11,739   13,339   20,761    9,443

  Fiscal year ended December 30, 1995:

                                              FIRST    SECOND   THIRD    FOURTH
                                             -------- -------- -------- --------
      Net sales............................. $562,286 $651,222 $908,635 $714,073
      Gross profit..........................   34,799   39,870   59,762   43,307
      Net income............................   14,583   13,948   21,245    9,796

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Associated Wholesale Grocers Group, Inc.:

  We have audited the accompanying balance sheet of Associated Wholesale Grocers Group, Inc. as of November 30, 1996. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Associated Wholesale Grocers Group, Inc. as of November 30, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Kansas City, Missouri
December 18, 1996

                    ASSOCIATED WHOLESALE GROCERS GROUP, INC.

                                 BALANCE SHEET

                               NOVEMBER 30, 1996

                                                                          1996
                                                                          -----
ASSETS
Cash..................................................................... $1.00
                                                                          -----
    Total assets......................................................... $1.00
                                                                          =====
SHAREHOLDER'S EQUITY
Common stock, $.01 par value; 500,000,000 shares authorized; 1 share issued and outstanding.................................................. $0.01
Preferred stock, $.10 par value; 50,000,000 shares authorized; no shares
 issued and outstanding..................................................   --
Additional paid-in capital...............................................  0.99
Retained earnings........................................................   --
                                                                          -----
    Total shareholder's equity........................................... $1.00
                                                                          =====



                    See accompanying notes to balance sheet.

                   ASSOCIATED WHOLESALE GROCERS GROUP, INC.

                            NOTES TO BALANCE SHEET

(1) ORGANIZATION

  Associated Wholesale Grocers Group, Inc. (AWG Group) was incorporated on August 13, 1996, and has been inactive since that date. As a result, the Company has not had any income or expenses. On August 13, 1996, the Company issued 1 common share to its sole shareholder, Associated Wholesale Grocers, Inc. for cash.

(2) PLANNED TRANSACTIONS

  After the proposed merger, AWG Group will be a holding company not directly engaged in the operation of any business. AWG Group's consolidated financial position immediately after the merger will be substantially identical to that of Associated Wholesale Grocers, Inc. immediately before the merger.

                                                                         ANNEX A



                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                       ASSOCIATED WHOLESALE GROCERS, INC.

                                      AND

                    ASSOCIATED WHOLESALE GROCERS GROUP, INC.

                                      AND

                                AWG MERGER CORP.

                         DATED AS OF SEPTEMBER 30, 1996

                               TABLE OF CONTENTS

ARTICLE I--THE MERGER.......................................................   1
  Section 1.1 Effects of the Merger.........................................   2
  Section 1.2 Effective Time of the Merger..................................   2
ARTICLE II--TREATMENT OF SHARES.............................................   3
  Section 2.1 Effect on Capital Stock of AWG, AWG Group and AWG Merger......   3
  Section 2.2 AWG Dissenting Shares.........................................   4
  Section 2.3 Issuance of New Certificates..................................   4
ARTICLE III--THE CLOSING....................................................   5
  Section 3.1 Closing.......................................................   5
ARTICLE IV--CONDITIONS......................................................   5
  Section 4.1 Conditions to Each Party's Obligation to Effect the Merger....   5
ARTICLE V--TERMINATION, AMENDMENT AND WAIVER................................   6
  Section 5.1 Termination...................................................   6
  Section 5.2 Effect of Termination.........................................   6
  Section 5.3 Amendment.....................................................   6
  Section 5.4 Waiver........................................................   6
ARTICLE VI--GENERAL PROVISIONS..............................................   6
  Section 6.1 Miscellaneous.................................................   6
  Section 6.2 Interpretation................................................   6
  Section 6.3 Counterparts; Effect..........................................   6
  Section 6.4 Parties' Interest.............................................   6

  This Agreement and Plan of Merger (this "Agreement"), is dated as of September 30, 1996, by and among Associated Wholesale Grocers, Inc., a Missouri corporation ("AWG"), Associated Wholesale Grocers Group, Inc., a Kansas corporation ("AWG Group"), and AWG Merger Corp., a Missouri corporation (the "AWG Merger Corp.").

                                   RECITALS

  A. The board of directors of AWG has determined that it is in the best interests of the company to obtain access to the capital markets through an initial public offering;

  B. Prior to such initial public offering, the board of directors of AWG has determined that it is in the best interests of the company for AWG to be reorganized into a holding company structure;

  C. In contemplation of such reorganization, AWG Group was formed as a wholly owned subsidiary of AWG and AWG Merger Corp. was formed as a wholly owned subsidiary of AWG Group;

  D. The respective boards of directors of AWG, AWG Group and AWG Merger Corp. have approved this Agreement and the merger of AWG Merger Corp. with and into AWG (the "Merger");

  E. For accounting purposes, the Merger is intended to be recorded as a pooling-of-interests; and

  F. For United States federal income tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and this Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368 of the Code.

                                   AGREEMENT

  In consideration of the premises and the covenants and agreements contained herein, the parties to this Agreement, intending to be legally bound hereby, agree as follows:

                                   ARTICLE I

                                  THE MERGER

  Section 1.1 Effects of the Merger. At the Effective Time (as defined in
Section 1.2), (a) the separate existence of AWG Merger Corp. shall cease and AWG Merger Corp. shall be merged with and into AWG, (b) the separate corporate existence of AWG, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, (c) the articles of incorporation of AWG shall remain unchanged by the Merger and shall be the articles of incorporation of AWG after the Effective Time until duly amended,
(d) the bylaws of AWG shall remain unchanged by the Merger and shall be the bylaws of AWG after the Effective Time until duly amended, (e) the name of AWG shall remain unchanged by the Merger, and (f) the Merger shall have all the effects provided by applicable law.

  Section 1.2 Effective Time of the Merger. Subject to the provisions of this Agreement, on the Closing Date (as defined in Section 3.1), articles of merger shall be executed and filed by AWG, AWG Group and AWG Merger Corp. with the Secretary of State of the State of Missouri pursuant to The General and Business Corporation Law of Missouri (the "MGCL"). The Merger shall become effective at such time as the Secretary of State of the State of Missouri has issued a certificate of merger (the "Effective Time").

                                  ARTICLE II

                              TREATMENT OF SHARES

  Section 2.1 Effect on Capital Stock of AWG, AWG Group and AWG Merger Corp. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of AWG, AWG Group or AWG Merger
Corp.:

    (a) Capital Stock of AWG. Subject to Section 2.1(b) and Section 2.2, each issued and outstanding share of Class A common stock, par value $100 per share, of AWG and Class B common stock, par value $100 per share, of AWG (collectively, "AWG Common Stock"), in each case not owned (i) directly by AWG or through a wholly owned subsidiary or (ii) by the holders of record who are Dissenting Holders (as defined in Section 2.2), shall be converted into the right to receive fully paid and nonassessable shares of common stock, par value $0.01 per share, of AWG Group ("AWG Group Common Stock") as follows:

      (i) shares of AWG Common Stock shall be converted into an aggregate of 25,000,000 shares of AWG Group Common Stock as follows:

        a) shares of AWG Common Stock held by holders of record of AWG Common Stock who have not become Dissenting Holders ("Nondissenting Shareholders") shall be converted, on a pro rata basis, into the right to receive an aggregate of 1,389,570 shares of AWG Group Common Stock; and

        b) shares of AWG Common Stock held by Nondissenting Shareholders shall be converted into the right to receive an aggregate of 23,610,430 shares of AWG Group Common Stock based on each Nondissenting Shareholder's relative proportion of qualifying purchases from AWG for the fiscal years 1989 through 1995 and for the year to date period ending on September 7, 1996. The total dollar amount of qualifying purchases by each Nondissenting Shareholder during each of the measured periods ("Annual Purchase Amount") will be determined from AWG historical retailer purchase records. Qualifying purchases are defined as purchases for products billed or sold through AWG distribution facilities which are carried in AWG's warehouses, subject to certain exclusions in accordance with AWG's past practices for determining year-end patronage rebates. The Annual Purchase Amount for each period (the "Individual Year Conversion") will then be multiplied by a percentage, as follows: 1996 purchases--25%; 1995 purchases--25%; 1994 purchases-- 14%; 1993 purchases--11%; 1992 purchases--9%; 1991 purchases--7%;
      1990 purchases--5%; 1989 purchases--4%. The sum of each Nondissenting Shareholder's Individual Year Conversion will equal its "Total Purchase Conversion." The 23,610,430 shares will be distributed based upon the ratio of each Nondissenting Shareholder's Total Purchase Conversion to the Total Purchase Conversions of all Nondissenting Shareholders.

  All such shares of AWG Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Certificate (as defined in Section 2.3(b)), formerly representing any such shares shall cease to have any rights with respect to such shares, except the right to receive shares of AWG Group Common Stock to be issued in consideration therefor upon the surrender of such Certificate in accordance with Section 2.3.

    (b) Cancellation of Treasury Stock and Certain AWG Common Stock. Any shares of AWG Common Stock that are owned by AWG as treasury stock or by any wholly-owned subsidiary of AWG shall be canceled and retired and shall cease to exist and no stock of AWG Group or other consideration shall be issued or delivered in exchange therefor. All such shares of AWG shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Certificate formerly representing any such shares shall cease to have any rights with respect thereto.

    (c) Capital Stock of AWG Group. Each issued and outstanding share of AWG Group Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor, and each holder of a certificate formerly representing any such shares shall cease to have any rights with respect thereto.

    (d) Capital Stock of AWG Merger Corp. Each issued and outstanding share of common stock, par value $0.01 per share, of AWG Merger Corp. shall be converted into and become one fully paid and nonassessable share of Class A Common Stock, par value $100 per share, of AWG.

  Section 2.2 AWG Dissenting Shares. Any issued and outstanding shares of AWG Common Stock held by a person (as defined below) who objects to the Merger and complies with all provisions of the MGCL concerning the right of such person to dissent from the Merger and demands appraisal of such shares ("Dissenting Holder") shall not be converted as described in Section 2.1(a) but shall, from and after the Effective Time, represent only the right to receive such consideration as may be determined to be due to such Dissenting Holder pursuant to the MGCL; provided, however, that shares of AWG Common Stock outstanding immediately prior to the Effective Time and held by a Dissenting Holder who shall, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal of such shares, in either case pursuant to the MGCL, shall be deemed to be converted, as of the Effective Time, into the right to receive shares of AWG Group Common Stock in accordance with Section 2.1(a), without interest. As used in this Agreement, the term "person" shall mean any natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or entity of any kind.

Section 2.3 Issuance of New Certificates.

    (a) Deposit with Exchange Agent. As soon as practicable after the Effective Time, AWG Group shall deposit, in trust for the benefit of holders of the Certificates, with a bank or trust company (the "Exchange Agent"), certificates representing shares of AWG Group Common Stock required to effect the issuances referred to in Section 2.1.

    (b) Issuance Procedures. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates (the "Certificate") which immediately prior to the Effective Time represented outstanding shares of AWG Common Stock (the "Canceled Shares") that, pursuant to Section 2.1, were canceled and became instead the right to receive shares of AWG Group Common Stock (the "AWG Group Shares") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of a sworn statement acknowledging that the Certificates are in possession of AWG to the Exchange Agent), and (ii) instructions for use in receiving shares. Upon receipt by the Exchange Agent of the statement referenced above (or such other agent or agents as may be appointed), together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall require, the holder of such Certificate shall be entitled to receive a certificate or certificates representing that number of whole AWG Group Shares which such holder has the right to receive pursuant to the provisions of this Article II. In the event of a transfer of ownership of Canceled Shares which is not registered in the transfer records of AWG, a certificate representing the proper number of AWG Group Shares may be issued to a transferee if the Certificate representing such Canceled Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.3, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Certificate representing AWG Group Shares.


    (c) Distributions with Respect to Unsurrendered Shares. No dividends or other distributions declared or made after the Effective Time with respect to AWG Group Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to AWG Group Shares represented thereby, until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of unclaimed property, escheat and other applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole AWG Group Shares issued in consideration therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole AWG Group Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole AWG Group Shares.

    (d) No Fractional Securities. The number of AWG Group Shares issued to an individual in the Merger shall be rounded down to the nearest whole share. No certificates or scrip representing fractional shares of AWG Group Common Stock shall be issued upon the surrender for exchange of Certificates and such fractional shares shall not entitle the owner thereof to vote or to any other rights of a holder of AWG Group Common Stock.

    (e) Termination of Exchange Agent. Any Certificates representing AWG Group Shares deposited with the Exchange Agent pursuant to Section 2.3(a) and not exchanged within one year after the Effective Time pursuant to this
  Section 2.3 shall be returned by the Exchange Agent to the transfer agent of AWG Group, which shall thereafter act as Exchange Agent. All funds held by the Exchange Agent for payment to the holders of unsurrendered Certificates and unclaimed at the end of one year from the Effective Time shall be returned to the transfer agent of AWG Group; after which time any holder of unsurrendered Certificates shall look as a general creditor only to AWG Group for payment of such funds to which such holder may be due, subject to applicable law. AWG Group shall not be liable to any person for such shares or funds delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                                  ARTICLE III

                                  THE CLOSING

  Section 3.1 Closing. The closing of the Merger (the "Closing") shall take place at the time, date and place as the parties shall mutually agree following the date on which the last of the conditions set forth in Article IV hereof is fulfilled or waived (the "Closing Date").

                                  ARTICLE IV

                                  CONDITIONS

  Section 4.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions, except, to the extent permitted by applicable law, that such conditions may be waived in writing by the parties hereto:

    (a) Shareholder Approvals. The approval of the shareholders of AWG and AWG Merger Corp. shall have been obtained.

    (b) No Injunction. No temporary restraining order or preliminary or permanent injunction or other order by any federal or state court preventing consummation of the Merger shall have been issued and be continuing in effect, and the Merger and the other transactions contemplated hereby shall not have been prohibited under any applicable federal or state law or regulation.

    (c) Registration Statement. A Registration Statement on Form S-1 of AWG Group shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended, and no stop order suspending such effectiveness shall have been issued and remain in effect.

    (d) Underwriting Commitment. AWG Group shall have entered into an agreement whereby one or more nationally recognized investment banks agree to purchase, on a firm commitment basis, shares of AWG Group Common Stock for sale in an underwritten public offering at a time, in an amount, at a price and with such other terms as the board of directors of AWG Group shall determine in its sole discretion.

    (e) Required Consents. Any governmental or third-party consents shall have been obtained if the failure to obtain any such consents would have a material adverse effect on the business, assets, financial condition, results of operations or prospects of any party hereto.

                                   ARTICLE V

                       TERMINATION, AMENDMENT AND WAIVER

  Section 5.1 Termination. This Agreement may be terminated by any party hereto by written notice to the other parties at any time prior to the Closing Date, whether before or after approval by the shareholders of the respective parties.

  Section 5.2 Effect of Termination. In the event of termination of this Agreement there shall be no liability on the part of AWG, AWG Group or AWG Merger Corp., or their respective officers or directors under this Agreement to any other party to this Agreement.

  Section 5.3 Amendment. This Agreement may be amended by the boards of directors of the parties hereto, at any time before or after approval hereof by the shareholders of AWG and prior to the Effective Time, but after such approval, no such amendment shall (a) alter or change the amount or kind of shares, rights or any of the proceedings of the treatment of shares under
Article II, or (b) alter or change any of the terms and conditions of this Agreement if any of the alterations or changes, alone or in the aggregate, would materially adversely affect the rights of holders of AWG Common Stock. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  Section 5.4 Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, and (b) waive compliance with any of the agreements or conditions contained herein, to the extent permitted by applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VI

                              GENERAL PROVISIONS

  Section 6.1 Miscellaneous. This Agreement (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (b) shall not be assigned by operation of law or otherwise, and (c) shall be governed by and construed in accordance with the laws of the State of Missouri applicable to contracts executed in and to be fully performed in such State, without giving effect to its conflicts of law rules or principles.

  Section 6.2 Interpretation. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  Section 6.3 Counterparts; Effect. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

  Section 6.4 Parties' Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

  In Witness Whereof, AWG, AWG Group and AWG Merger Corp. have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

                                          Associated Wholesale Grocers, Inc.

     /s/ Joseph L. Campbell, II
Attest: _____________________________
                                                    /s/ Mike DeFabis
                Secretary                 By: _________________________________
                                                       Mike DeFabis
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                          Associated Wholesale Grocers Group,
                                           Inc.

     /s/ Joseph L. Campbell, II
Attest: _____________________________
                                                    /s/ Mike DeFabis
                Secretary                 By: _________________________________
                                                       Mike DeFabis
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                          AWG Merger Corp.

          /s/ Doug Carolan
Attest: _____________________________
                                                    /s/ Mike DeFabis
                Secretary                 By: _________________________________
                                                       Mike DeFabis
                                          Name: _______________________________
                                                         President
                                             Title: ___________________________

                                AMENDMENT NO. 1

                                       TO

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                       ASSOCIATED WHOLESALE GROCERS, INC.

                                      AND

                    ASSOCIATED WHOLESALE GROCERS GROUP, INC.

                                      AND

                                AWG MERGER CORP.

                         DATED AS OF SEPTEMBER 30, 1996

  This Amendment No. 1 to Agreement and Plan of Merger (this "Amendment"), is dated as of December 18, 1996, by and among Associated Wholesale Grocers, Inc., a Missouri corporation ("AWG"), Associated Wholesale Grocers Group, Inc., a Kansas corporation ("AWG Group"), and AWG Merger Corp., a Missouri corporation ("AWG Merger Corp.").

                                   RECITALS

  A. On September 30, 1996, the respective boards of directors of AWG, AWG Group and AWG Merger Corp. approved an Agreement and Plan of Merger (the "Agreement") which contemplates the merger of AWG Merger Corp. with and into AWG (the "Merger").

  B. On December 18, 1996, the respective boards of directors of AWG, AWG Group and AWG Merger Corp. reaffirmed their determination that the Merger is in the best interests of their respective shareholders.

  C. The boards of directors of AWG, AWG Group and AWG Merger Corp. wish to amend the Agreement in order to clarify the basis on which the Agreement may be terminated.

                                   AMENDMENT

  In consideration of the premises and the covenants and agreements contained herein, the parties to this Amendment, intending to be legally bound hereby, agree as follows:

                                   ARTICLE I

                           AMENDMENT TO SECTION 2.1

  Section 1.1 Effect on Capital Stock of AWG, AWG Group and AWG Merger Corp.

    (a) Section 2.1(a)(i)(a) is hereby amended by adding the phrase "as of December 27, 1996" after the phrase "holder of record of AWG Common Stock" and by changing the number "1,389,570" to the number "1,393,665"; and

    (b) Section 2.1(a)(i)(b) is hereby amended by changing the number "23,610,430" where it appears in both places to the number "23,606,335".

                                  ARTICLE II

                           AMENDMENT TO SECTION 5.1

  Section 2.1 Termination. Section 5.1 of the Agreement is hereby amended by deleting all of said Section and inserting in lieu thereof the following:

    "Section 5.1 Termination.

      (a) This Agreement may be terminated by any party hereto by written notice to the other parties at any time prior to approval by the shareholders of the respective parties.

      (b) If approved by the shareholders of each party hereto on or before March 1, 1997, this Agreement may be terminated only by the vote of a majority of the boards of directors of all parties hereto.

      (c) This Agreement will terminate if it is not approved by the shareholders of each party on or before March 15, 1997."

                                  ARTICLE III

                              GENERAL PROVISIONS

  Section 3.1 Miscellaneous. This Agreement (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (b) shall not be assigned by operation of law or otherwise, and (c) shall be governed by and construed in accordance with the laws of the State of Missouri applicable to contracts executed in and to be fully performed in such State, without giving effect to its conflicts of law rules or principles.

  Section 3.2 Counterparts; Effect. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

  Section 3.3 Parties' Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

  Section 3.4 Effect on Agreement. Except as specifically amended herein, the Agreement is ratified and confirmed in all respects.

  IN WITNESS WHEREOF, AWG, AWG GROUP and AWG MERGER CORP. have caused this Amendment to be signed by their respective duly authorized officers as of the date first written above.

                                          Associated Wholesale Grocers, Inc.

        /s/ Joseph L. Campbell, II
Attest: _____________________________
                                                    /s/ Mike DeFabis
                Secretary                 By: _________________________________
                                                       Mike DeFabis
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________



                                          Associated Wholesale Grocers Group,
                                          Inc.

        /s/ Joseph L. Campbell, II
Attest: _____________________________
                                                    /s/ Mike DeFabis
                Secretary                 By: _________________________________
                                                       Mike DeFabis
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________



                                          AWG Merger Corp.

        /s/ Doug Carolan
Attest: _____________________________
                                                    /s/ Mike DeFabis
                Secretary                 By: _________________________________
                                                       Mike DeFabis
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                                                        ANNEX B

                           ARTICLES OF INCORPORATION

                                      OF

                   ASSOCIATED WHOLESALE GROCERS GROUP, INC.

                                  ARTICLE ONE

  The name of the corporation is Associated Wholesale Grocers Group, Inc. (the "Corporation").

                                  ARTICLE TWO

  The address of the Corporation's registered office in the State of Kansas is 515 S. Kansas, Topeka, Shawnee County, Kansas 66603. The name of its registered agent at such address is The Corporation Company, Inc.

                                 ARTICLE THREE

  The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Kansas General Corporation Code.

                                 ARTICLE FOUR

  1. Authorized Shares. The Corporation has authority to issue five hundred fifty million (550,000,000) shares of capital stock, consisting of five hundred million (500,000,000) shares of Common Stock, par value $.01 per share (the "Common Stock"), and fifty million (50,000,000) shares of Preferred Stock, par value $.10 per share (the "Preferred Stock").

  All of the authorized shares of the Corporation may be issued, from time to time, without action by the stockholders, for such consideration as may be fixed, from time to time, by the Board of Directors, or by any duly authorized committee thereof, and shares so issued, the full consideration for which has been paid or delivered, will be deemed fully paid and non-assessable stock. The holders of such shares shall not be liable for any further payment thereon.

  2. Common Stock

    a. Voting Rights. The holders of Common Stock shall be entitled to one vote per share on all matters to be voted on by the stockholders of the Corporation and shall not be entitled to cumulate their votes.

    b. Dividends. To the extent permitted under the Kansas General Corporation Code and subject to the provisions of the Preferred Stock, as and when dividends are declared by the Board of Directors or paid thereon, whether in cash, property or securities of the Corporation, the holders of Common Stock shall be entitled to participate in such dividends ratably on a per share basis.

    c. Liquidation. Subject to the provisions of the Preferred Stock, the holders of Common Stock shall be entitled to participate ratably on a per share basis in all distributions to the holders of Common Stock in any liquidation, dissolution or winding up of the Corporation.

    d. Registration of Transfer. The Corporation shall keep at its principal office (or such other place as the Corporation reasonably designates) a register for the registration of shares of Common Stock whether in certificate or book-entry form. Upon the surrender of any certificate representing shares of any class of Common Stock at such place, the Corporation shall, at the request of the registered holder of such certificate, execute and deliver a new certificate or certificates in exchange therefor representing in the aggregate the number of shares of such class represented by the surrendered certificate, and the Corporation forthwith shall cancel such surrendered certificate. Each such new certificate will be registered in such name and will represent such number of shares of such class as is substantially identical in form to the surrendered certificate. The issuance of new certificates shall be made without charge to the holders of the surrendered certificates for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such issuance. Upon receipt of a transfer instruction by the owner of any shares of Common Stock registered in book-entry form, the Corporation shall record the transfer of such shares in the register and shall deliver to the owner of such shares a written statement describing the number of shares transferred and the date the transfer was registered.

    e. Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing one or more shares of any class of Common Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor its own agreement will be satisfactory), or in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

    f. Notices. All notices referred to herein shall be in writing, shall be delivered personally or by first class mail, postage prepaid, and shall be deemed to have been given when so delivered or mailed to the Corporation at its principal executive offices and to any stockholder at such holder's address as it appears in the stock records of the Corporation (unless otherwise specified in a written notice to the Corporation by such holder).

    g. Restrictions on Transfer. Certain shares of Common Stock, as designated by the Board of Directors, shall have the restrictions on transfer set forth in the by-laws of the Corporation. Shares not so designated shall be free of such restrictions.

  3. Preferred Stock

    a. Shares of Preferred Stock may be issued in one or more series at such time or times and for such consideration as the Board of Directors may determine. Each such series shall be given a distinguishing designation. All shares of any one series shall have preferences, limitations and relative rights identical with those of other shares of the same series and, except to the extent otherwise provided in the description of such series, with those of other shares of Preferred Stock.

    b. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

      i. The distinguishing designation and number of shares constituting that series, which number may (except where otherwise provided by the Board of Directors in creating such series) be increased or decreased from time to time by action of the Board of Directors;

      ii. The dividend rate, if any, on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series over shares of any other series or over the Common Stock;

      iii. The voting rights, if any, which shares of that series shall have, and the terms of such voting rights;

      iv. Whether the shares of that series shall be convertible into or exchangeable for cash, shares of stock of any other class or any other series, indebtedness, or other property or rights, including securities of another corporation, and, if so, the terms and conditions of such exchange or conversion, including the rate or rates of conversion, and whether such rate shall be a designated amount or an amount determined in accordance with a designated formula or by reference to extrinsic data or events, the date or dates upon or after which they shall be convertible or exchangeable, the duration for which they shall be convertible or exchangeable, the event or events upon or after which they shall be convertible or exchangeable, and whether they shall be convertible or exchangeable at the option of the Corporation, the shareholder or another person, and the method (if any) of adjusting the rate of conversion or exchange in the event of a stock split, stock dividend, combination of shares or similar event;

      v. Whether or not the shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon or after which the shares of that series shall be redeemable, whether they shall be redeemable at the option of the Corporation, the shareholder or another person, the amount per share payable in the event of redemption (which amount may vary under different conditions and at different redemption dates), whether such amount shall be a designated amount or an amount determined in accordance with a designated formula or by reference to extrinsic data or events, and whether such amount shall be paid in cash, indebtedness, securities or other property or rights, including securities of any other corporation;

      vi. Whether that series shall have a retirement or sinking fund for the purchase or redemption of shares of that series, and, if so, the terms and amount payable into such fund;

      vii. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series over shares of any other series or over the Common Stock;

      viii. Whether the issuance of any additional shares of such series, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and

      ix. Any other preferences, powers, privileges, and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the shares of that series, as the Board of Directors may deem advisable and as shall not be inconsistent with these Articles of Incorporation or the Kansas General Corporation Code.

                                 ARTICLE FIVE

  The Corporation is to have perpetual existence.

                                  ARTICLE SIX

  The authority to make, amend, alter or repeal the by-laws of the Corporation is hereby expressly and solely granted to and vested in the Board of Directors of the Corporation, subject always to the power of the stockholders to make, amend, alter or repeal the by-laws of the Corporation by the affirmative vote of the holders of 66 2/3% of the shares of the then outstanding voting stock of the Corporation, voting together as a single class; provided, however, that the stockholders may not amend or repeal, or adopt any provisions inconsistent with, ARTICLE IX of the by-laws.

                                 ARTICLE SEVEN

  Meetings of stockholders may be held within or without the State of Kansas, as the by-laws of the Corporation may provide. The books of the Corporation may be kept outside the State of Kansas at such place or places as may be designated from time to time by the Board of Directors or in the by-laws of the Corporation. Election of directors need not be by written ballot unless the by-laws of the Corporation so provide.

  Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

  Except as otherwise required by law and subject to the right of holders of any Preferred Stock, special meetings of the stockholders may only be called by the Board of Directors pursuant to a resolution duly adopted by a majority of the entire Board of Directors. Special meetings of the stockholders may not be called by any other person or persons.

                                 ARTICLE EIGHT

  The Corporation shall indemnify to the fullest extent permitted by law (as now or hereafter in effect), any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation, or is or was a director, officer or employee of the Corporation serving at the request of the Corporation as a director, officer, trustee, employee or agent of, or in any other capacity with respect to another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding. No amendment to or appeal of this ARTICLE EIGHT shall apply to or have any effect on any right to indemnification provided hereunder with respect to any acts or omissions occurring prior to such amendment or repeal.

                                 ARTICLE NINE

  To the fullest extent permitted by the Kansas General Corporation Code as the same exists or may hereafter be amended, a director of this Corporation shall not be liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. Any repeal or modification of this ARTICLE NINE shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

                                  ARTICLE TEN

  The Corporation expressly elects not to be governed by (S)(S) 17-12,100 et. seq. of the Kansas General Corporation Code.

                                ARTICLE ELEVEN

  1. Number of Directors. The number of directors constituting the entire Board of Directors shall be not less than five nor more than eleven. Subject to the rights of the holders of any Preferred Stock then outstanding, the specific number of directors within such minimum and maximum shall be authorized from time to time by resolution duly adopted by a two-thirds vote of the entire Board of Directors. As used in these Articles of Incorporation, the term "entire Board of Directors" means the total number of directors that has, at the time of any determination, been specifically authorized by the Board of Directors pursuant to this Section 1, assuming no vacancies exist with respect to such number of specifically authorized directors.

  2. Classified Board. The Board of Directors shall be classified such that there will be three classes of directors, with respect to the time that the directors severally hold office, as nearly equal in number as possible. The initial directors of the first class shall hold office for one year or until the first annual election of directors following their election. The initial directors of the second class shall hold office for two years or until the second annual election of directors following their election. The initial directors of the third class shall hold office for three years or until the third annual election of directors following their election. Each director shall hold office until his or her successor shall be elected and qualifies, except in the event of the earlier death, resignation or removal of such director.

  At each annual stockholders' meeting following such initial classification and election, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected by the stockholders for a full three-year term, as the case may be, to succeed those whose terms expire.

  If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain, if possible, the equality of the number of directors in each class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. If such equality is not possible, the increase or decrease shall be apportioned among the classes in such a way that the difference in the number of directors in any two classes shall not exceed one.

  3. Vacancies. Subject to the rights of the holders of any Preferred Stock then outstanding, any vacancies in the Board of Directors for any reasons, including by reason of any increase in the number of directors, shall, if occurring prior to the expiration of the term of office of the class in which such vacancy occurs, be filled only by the Board of Directors, acting by the affirmative vote of two-thirds of the remaining directors.

  4. Removal of Directors. Subject to the rights of the holders of any Preferred Stock then outstanding, (i) any director, or the entire Board of Directors, may be removed from office at any time, but only for Cause (as defined below), by the affirmative vote of the holders of record of outstanding shares representing at least 66 2/3% of the voting power of all the shares of capital stock of the Corporation then entitled to vote generally in the election of directors, voting together as a single class, and (ii) to the extent permitted by law, any director may be removed from office at any time, but only for Cause, by the affirmative vote of a majority of the entire Board of Directors. As used in these Articles of Incorporation, the term "Cause" means (i) conviction of the director of a felony; (ii) declaration by order of a court that the director is of unsound mind; or (iii) gross abuse of trust which is proven by clear and convincing evidence to have been committed in bad faith.

                                ARTICLE TWELVE

  The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Kansas, and all rights conferred upon stockholders herein are granted subject to this reservation.

  Notwithstanding the above provision or any other provisions of the Articles of Incorporation or the by-laws of the Corporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of the shares of the then outstanding voting stock of the Corporation, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, ARTICLES FOUR, SIX, SEVEN, EIGHT, NINE, TEN, ELEVEN, or this ARTICLE TWELVE of these Articles of Incorporation.

  Notwithstanding any other provisions of the Articles of Incorporation or the by-laws of the Corporation, the stockholders may not amend or repeal, or adopt provisions inconsistent with, Article FOUR, Section 2(g) of these Articles of Incorporation.

                                ARTICLE THIRTEEN

  The name and mailing address of the incorporator is as follows:

           NAME                ADDRESS
           ----                -------
      Shari L. Wright          Blackwell Sanders Matheny Weary & Lombardi L.C.
                               2300 Main Street, Suite 1100
                               P.O. Box 419777
                               Kansas City, MO 64141-6777

  In Testimony Whereof, I have subscribed my name this 12th day of August, 1996.

                                                   /s/ Shari L. Wright
                                          -------------------------------------
                                                     Shari L. Wright

State of Missouri       ss:
County of Jackson
                }


  Subscribed and sworn to before me, this 12th day of August, 1996.

                                                 /s/ Stephanie R. Meyer
                                          -------------------------------------
                                                      Notary Public

My Commission Expires:

           March 17, 1997
-------------------------------

                                                                        ANNEX C

                    SECTION 351.455 OF THE MISSOURI GENERAL
                         AND BUSINESS CORPORATION LAW

  351.455 SHAREHOLDER WHO OBJECTS TO MERGER MAY DEMAND VALUE OF SHARES, WHEN.--1. If a shareholder of a corporation which is a party to a merger or consolidation shall file with such corporation, prior to or at the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, a written objection to such plan of merger or consolidation, and shall not vote in favor thereof, and such shareholder, within twenty days after the merger or consolidation is effected, shall make written demand on the surviving or new corporation for payment of the fair value of his shares as of the day prior to the date on which the vote was taken approving the merger or consolidation, the surviving or new corporation shall pay to such shareholder, upon surrender of his certificate or certificates representing said shares, the fair value thereof. Such demand shall state the number and class of the shares owned by such dissenting shareholder. Any shareholder failing to make demand within the twenty day period shall be conclusively presumed to have consented to the merger or consolidated and shall be bound by the terms thereof.

  2. If within thirty days after the date on which such merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his certificate or certificates representing said shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

  3. If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with interest thereon to the date of such judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporation of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares, or in the surviving or new corporation. Such shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

  4. The right of a dissenting shareholder to be paid the fair value of his shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

                                                                        ANNEX D

                                    BY-LAWS

                                      OF

                   ASSOCIATED WHOLESALE GROCERS GROUP, INC.

                             A KANSAS CORPORATION

                                   ARTICLE I

                                    OFFICES

  Section 1. Registered Office. The registered office of the corporation in the State of Kansas shall be located at 515 South Kansas, Topeka, Kansas 66603. The name of the corporation's registered agent at such address shall be The Corporation Company, Inc. The registered office and/or registered agent of the corporation may be changed from time to time by action of the Board of Directors.

  Section 2. Other Offices. The corporation may also have offices at such other places, both within and without the state of Kansas, as the Board of Directors may from time to time determine or the business of the corporation may require.

                                  ARTICLE II

                            MEETING OF STOCKHOLDERS

  Section 1. Place and Time of Meetings. An annual meeting of the stockholders shall be held each year within 150 days after the close of the immediately preceding fiscal year of the corporation for the purpose of electing directors and conducting such other proper business as may come before the meeting. The date, time and place of the annual meeting shall be determined by the Board of Directors of the corporation.

  Section 2. Special Meetings. Except as otherwise required by law and subject to the right of holders of any Preferred Stock, special meetings of the stockholders may only be called by the Board of Directors pursuant to a resolution duly adopted by a full majority of the entire Board of Directors. Special meetings of stockholders may not be called by any other person or persons.

  Section 3. Place of Meetings. The Board of Directors may designate any place, either within or without the state of Kansas, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the corporation.

  Section 4. Notice. Whenever stockholders are required or permitted to take action at a meeting, written or printed notice stating the place, date, time, and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. All such notices shall be delivered, either personally or by mail, by or at the direction of the Board of Directors, the President or the Secretary, and if mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the corporation. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

  Section 5. Stockholders List. The officer having charge of the stock ledger of the corporation shall prepare, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

  Section 6. Quorum. The holders of a majority of the outstanding shares of capital stock, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by statute or by the articles of incorporation. If a quorum is not present, the holders of a majority of the shares present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another time or place. When a quorum is once present to commence a meeting of stockholders, it is not broken by the subsequent withdrawal of any stockholders or their proxies.

  Section 7. Adjourned Meetings. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken; provided however, that if the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

  Section 8. Vote Required. When a quorum is present, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the question is one upon which by express provisions of an applicable law or of the articles of incorporation a different vote is required, in which case such express provision shall govern and control the decision of such question.

  Section 9. Voting Rights. Except as otherwise provided by the Kansas General Corporation Code or by the articles of incorporation, and subject to Section 3 of Article VI hereof, every stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of capital stock having voting power held by such stockholder.

  Section 10. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. Any proxy is suspended when the person executing the proxy is present at a meeting of stockholders and elects to vote, except that when such proxy is coupled with an interest and the fact of the interest appears on the face of the proxy, the agent named in the proxy shall have all voting and other rights referred to in the proxy, notwithstanding the presence of the person executing the proxy. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the Secretary or a person designated by the Secretary, and no shares may be represented or voted under a proxy that has been found by the Secretary or a person designated by the Secretary in his or her sole discretion, to be invalid or irregular.

  Section 11. Proposed Business. Except as may otherwise be required by applicable law or regulation or be expressly authorized by the Board of Directors, a stockholder may make a nomination or nominations for director of the corporation at an annual meeting of stockholders or at a special meeting of stockholders called for the purpose of electing Directors or may bring up any other matter for consideration and action by the stockholders at a meeting of stockholders only if the provisions of the following subsections 11(a), 11(b), 11(c) and 11(d) shall have been satisfied. If such provisions shall not have been satisfied, any nomination sought to be made or other business sought to be presented by a stockholder for consideration and action by the stockholders at the meeting shall be deemed not properly brought before the meeting, is and shall be ruled by the Chairman of the meeting to be out of order, and shall not be presented or acted upon at the meeting.

    a. The stockholder must be a stockholder of record on the record date for such meeting, be entitled to vote thereat and must continue to be a stockholder of record at the time of such meeting.

    b. The stockholder must, not less than 130 days before the day of the meeting or within ten days after the corporation has mailed to stockholders a notice of an annual meeting of stockholders, whichever is the later, deliver or cause to be delivered a written notice to the Secretary of the corporation. The notice shall specify (i) the name and address of the stockholder as they appear on the books of the corporation, (ii) the class and number of shares of the corporation which are beneficially owned by the stockholder; (iii) any material interest of the stockholder in the proposed business described in the notice; (iv) if such business is a nomination for director, each nomination sought to be made, together with the reasons for each nomination, a description of the qualifications and business or professional experience of each proposed nominee and a statement signed by each nominee indicating his or her willingness to serve if elected, and disclosing the information about him or her that is required by the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations promulgated thereunder, to be disclosed in the proxy materials for the meeting involved as if he or she were a nominee of the corporation for election as one of its directors; (v) if such business is other than a nomination for director, the nature of the business, the reasons why it is sought to be raised and submitted for a vote of the stockholders and if and why it is deemed by the stockholder to be beneficial to the corporation, and (vi) if so requested by the corporation, all other information that would be required to be filed with the Securities and Exchange Commission if, with respect to the business proposed to be brought before the meeting, the person proposing such business was a participant in a solicitation subject to Section 14 of the 1934 Act.

    c. Notwithstanding satisfaction of the provisions of subsection 11(a) and 11(b), the proposed business described in the notice may be deemed not to be properly brought before the meeting if, pursuant to state law or to any rule or regulation of the Securities and Exchange Commission, it was offered as a stockholder proposal and was omitted, or had it been so offered, it could have been omitted, from the notice of, and proxy material for, the meeting (or any supplement thereto) authorized by the Board of Directors.

    d. In the event such notice is timely given pursuant to subsection 11(b) and the business described therein is not disqualified pursuant to subsection 11(c), such business (i) may nevertheless not be presented or acted upon at a special meeting of stockholders unless in all other respects it is properly before such meeting; and (ii) may not be presented except by the stockholder who shall have given the notice required by subsection 11(a) or a representative of such stockholder who is qualified under the law of the State of Kansas to present the proposal on the stockholder's behalf at the meeting.

                                  ARTICLE III

                                   DIRECTORS

  Section 1. General Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors.

  Section 2. Number, Election and Term of Office. The number of directors which shall constitute the Board of Directors shall be nine. Thereafter, the number of directors shall be established from time to time as provided in the articles of incorporation. Except as otherwise provided in the articles of incorporation or in Section 4 of this Article III, the directors shall be elected at the annual meeting of the stockholders by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors.

  Section 3. Removal and Resignation. Any director or the entire Board of Directors may be removed at such time and in such manner as provided in the articles of incorporation. Any director may resign at any time upon written notice to the corporation.

  Section 4. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled only by the Board of Directors and in the manner provided in the articles of incorporation. Each director so chosen shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as herein provided.

  Section 5. Annual Meetings. The annual meeting of each newly elected Board of Directors shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders.

  Section 6. Other Meetings and Notice. Regular meetings, other than the annual meeting, of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by resolution of the Board. Subject to Section 11 of this Article III, special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board of Directors, President or any two Directors on at least 24 hours notice to each director, either personally, by telephone, by mail or by telegraph.

  Section 7. Quorum, Required Vote and Adjournment. A majority of the total number of directors then in office shall constitute a quorum for the transaction of business. Except as otherwise provided by the articles of incorporation, the vote of a majority of directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

  Section 8. Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the corporation, which to the extent provided in such resolution or these by-laws shall have and may exercise the powers of the Board of Directors in the management and affairs of the corporation except as otherwise limited by law. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

  Section 9. Committee Rules. Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of Directors designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum. In the event that a member and that member's alternate, if alternates are designated by the Board of Directors as provided in Section 8 of this Article III, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member.

  Section 10. Communications Equipment. Members of the Board of Directors or any committee thereof may participate in and act at any meeting of such Board or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in the meeting pursuant to this section shall constitute presence in person at the meeting.

  Section 11. Waiver of Notice and Presumption of Assent. Any member of the Board of Directors or any committee thereof who is present at a meeting shall be conclusively presumed to have waived notice of such meeting except when such member attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Such member shall be conclusively presumed to have assented to any action taken unless his or her dissent shall be entered in the minutes of the meeting or unless his or her written dissent to such action shall be filed with the person acting as the Secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action. Nothing contained in this section shall be construed to prevent a member of the Board of Directors or any committee thereof from waiving notice of any meeting in any method in addition to waiver by attendance at such meeting.

  Section 12. Action by Written Consent. Unless otherwise restricted by the articles of incorporation, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

                                  ARTICLE IV

                                   OFFICERS

  Section 1. Number. The officers of the corporation shall be elected by the Board of Directors and shall consist of a Chairman of the Board of Directors, President, one or more Vice-Presidents, a Secretary, a Treasurer, and such other officers and assistant officers as may be deemed necessary or desirable by the Board of Directors. Any number of offices may be held by the same person except that neither the Chairman of the Board nor the President shall also hold the office of Secretary. In its discretion, the Board of Directors may choose not to fill any office for any period as it may deem advisable, except that the offices of President and Secretary shall be filled as expeditiously as possible.

  Section 2. Election and Term of Office. The officers of the corporation shall be elected annually by the Board of Directors at its first meeting held after each annual meeting of stockholders or as soon as such election may be conveniently held thereafter. Vacancies may be filled or new offices created and filled at any meeting of the Board of Directors. Each officer shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

  Section 3. Removal. Any officer or agent elected by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

  Section 4. Vacancies. Any vacancy occurring in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term by the Board of Directors then in office.

  Section 5. Compensation. Compensation of all officers shall be fixed by the Board of Directors, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a director of the corporation.

  Section 6. Chairman of the Board. The Chairman of the Board of Directors shall preside at all meetings of the Board of Directors and shall preside at all stockholder meetings. The Chairman of the Board shall also perform any other duties which the Board of Directors may assign from time to time.

  Section 7. The President. The President shall be the chief executive officer of the corporation; subject to the powers of the Board of Directors, shall have general charge of the business, affairs and property of the corporation, and control over its officers, agents and employees; and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except as provided in
Section 8 of this Article IV, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors or the President to some other officer or agent of the corporation. The President shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or as may be provided in these by-laws.

  Section 8. Vice-Presidents. The Vice-President, or if there shall be more than one, the Vice-Presidents in the order determined by the Board of Directors, shall, in the absence or disability of the President, act with all of the powers and be subject to all the restrictions of the President. The Vice-Presidents shall also perform such other duties and have such other powers as the Board of Directors, the President or these by-laws may, from time to time, prescribe.

  Section 9. The Secretary and Assistant Secretaries. The Secretary shall attend all meetings of the Board of Directors, all meetings of the committees thereof (unless a committee shall appoint one of its members to serve as secretary for the committee) and all meetings of the stockholders and record all the proceedings of the meetings in a book or books to be kept for that purpose. Under the President's supervision, the Secretary shall give, or cause to be given, all notices required to be given by these by-laws or by law; shall have such powers and perform such duties as the Board of Directors, the President or these by-laws may, from time to time, prescribe; and shall have custody of the corporate seal of the corporation. The Secretary, or an Assistant Secretary, shall have authority to affix the corporate seal to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his or her signature. The Assistant Secretary, or if there by more than one, the Assistant Secretaries in the order determined by the Board of Directors, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors, the President, or Secretary may, from time to time, prescribe.

  Section 10. The Treasurer and Assistant Treasurer. The Treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation; shall deposit all monies and other valuable effects in the name and to the credit of the corporation as may be ordered by the Board of Directors; shall cause the funds of the corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the President and the Board of Directors, at its regular meeting or when the Board of Directors so requires, an account of the corporation; shall have such powers and perform such duties as the Board of Directors, the President or these by-laws may, from time to time, prescribe. If required by the Board of Directors, the Treasurer shall give the corporation a bond in such sums and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Treasurer and for the restoration to the corporation, in case of death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in the possession or under the control of the Treasurer belonging to the corporation. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors, shall in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. The Assistant Treasurers shall perform such other duties and have such other powers as the Board of Directors, the President or Treasurer may, from time to time, prescribe.

  Section 11. Other Officers, Assistant Officers and Agents. Officers, assistant officers and agents, if any, other than those whose duties are provided for in these by-laws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors.

  Section 12. Absence or Disability of Officers. In the case of the absence or disability of any officer of the corporation and of any person hereby authorized to act in such officer's place during such officer's absence or disability, the Board of Directors may by resolution delegate the powers and duties of such officer to any other officer or to any director, or to any other person whom it may select.

                                   ARTICLE V

                                INDEMNIFICATION

  Section 1. Indemnification and Advancement of Expenses. The directors, officers and employees of this corporation shall be indemnified to the maximum extent permitted by law. The corporation shall pay all expenses incurred by a director, officer or employee of this corporation in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount if it is ultimately determined that the director, officer or employee is not entitled to be indemnified by the corporation as authorized by the Kansas General Corporation Code. The foregoing right of indemnification and advancement of expenses shall in no way be exclusive of any other rights of indemnification and advancement of expenses to which any such director, officer or employee may be entitled by law, agreement, vote of stockholders or of disinterested directors or otherwise.

  Section 2. Continuation of Rights. All rights of indemnification and advancement of expenses under Article V of these Bylaws and under the Kansas General Corporation Code shall continue as to a person who has ceased to be an officer, director or employee and shall inure to the benefit of the heirs, executors and administrators of such director, officer or employee.

  Section 3. Indemnification Insurance. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Kansas General Corporation Code.

  Section 4. Determination of Rights. Any indemnification under this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer or employee has met the applicable standard of conduct required by the Kansas General Corporation Code. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

                                  ARTICLE VI

                             CERTIFICATES OF STOCK

  Section 1. Form. Every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by the President or a Vice-President and the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by such holder in the corporation. If such a certificate is countersigned (i) by a transfer agent or an assistant transfer agent other than the corporation or its employee or (ii) by a registrar, other than the corporation or its employee, the signature of any such President, Vice-President, Secretary or Assistant Secretary may be facsimiles. In case any officer or officers who has or have signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers of the corporation whether because of death, resignation or otherwise before such certificate or certificates have been delivered by the corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the corporation. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the books of the corporation. Shares of stock of the corporation shall only be transferred on the books of the corporation by the holder of record thereof or by such holder's attorney duly authorized in writing, upon surrender to the corporation of the certificate or certificates for such shares endorsed by the appropriate person or persons, with such evidence of the authenticity of such endorsement, transfer, authorization, and other matters as the corporation may reasonably require, and accompanied by all necessary stock transfer stamps. In that event, it shall be the duty of the corporation to issue a new certificate or certificates, and record the transaction on its books. The Board of Directors may appoint a bank or trust company organized under the laws of the United States or any state thereof to act as its transfer agent or registrar, or both in connection with the transfer of any class or series of securities of the corporation.

  Section 2. Lost Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates previously issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates, or his or her legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against the corporation on account of the loss, theft or destruction of any such certificate or the issuance of such new certificate.

  Section 3. Fixing a Record Date for Stockholder Meetings. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of the stockholders shall be the close of business on the next day preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

  Section 4. Fixing a Record Date for Other Purposes. In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purposes of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

  Section 5. Registered Stockholders. Prior to the surrender of the corporation of the certificate or certificates for a share or shares of stock with a request to record the transfer of such share or shares, the corporation may treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications, and otherwise to exercise all the rights and powers to an owner. The corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

                                  ARTICLE VII

                              GENERAL PROVISIONS

  Section 1. Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the articles of incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the articles of incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or any other purpose, and the directors may modify or abolish any such reserve in the manner in which it was created.

  Section 2. Checks, Drafts or Orders. All checks, drafts or other orders for the payment of money by or to the corporation and all notes and other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, agent or agents of the corporation, and in such manner, as shall be determined by the resolution of the Board of Directors or a duly authorized committee thereof.

  Section 3. Contracts. The Board of Directors may authorize any officer or officers, or any agent or agents, of the corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

  Section 4. Loans. The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such a manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section contained shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

  Section 5. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

  Section 6. Corporate Seal. The Board of Directors shall provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the corporation and the words "Corporate Seal, Kansas." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

  Section 7. Voting Securities Owned by Corporation. Voting securities in any other corporation held by the corporation shall be voted by the President, unless the Board of Directors specifically confers authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.

  Section 8. Inspection of Books and Records. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business and at the principal executive office of the Corporation to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean any purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in the State of Kansas or at its principal place of business.

  Section 9. Section Headings. Section headings in these by-laws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

  Section 10. Inconsistent Provisions. In the event that any provision of these by-laws is or becomes inconsistent with any provision of the articles of incorporation, the Kansas General Corporation Code or any other applicable law, the provision of these by-laws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

                                 ARTICLE VIII

                                  AMENDMENTS

  Subject to the provisions of the articles of incorporation, these by-laws may be amended, altered, or repealed and new by-laws adopted at any meeting of the Board of Directors by a majority vote. The fact that the power to adopt, amend, alter, or repeal the by-laws has been conferred upon the Board of Directors shall not divest the stockholders of the same powers to the extent permitted under the articles of incorporation.

                                  ARTICLE IX

                           RESTRICTIONS ON TRANSFER

  The Board of Directors may designate, in its discretion, shares of the common stock of the Corporation which shall be subject to the following restrictions on transfer set forth below. If such designation has not been made, shares of common stock will not be subject to any restrictions on transfer.

  Shares of common stock which have been so designated may not be transferred, sold, pledged, hypothecated or assigned, directly or indirectly, for a period of two years from the date of acquisition of such shares by the stockholder from the Corporation except in the following circumstances:

    (i) A pledge of such shares in a bona fide loan transaction which has been approved by the Corporation prior to the pledge which approval may be withheld by the Corporation in its sole discretion. If the pledgee forecloses on the shares in connection with the default of the loan, the restriction would be removed as to pledgee;

    (ii) In connection with the transfer or sale of substantially all of the assets or stock of the grocery business, if a corporation, in which the stockholder is engaged, provided that the transferee of such assets or stock shall remain subject to the above restriction on transfer; or

    (iii) In connection with the transfer by gift to a trust for the benefit of family members of the stockholder, or in connection with the transfer to the estate of a deceased stockholder, provided that the two-year transfer restriction shall remain except to the extent certified by a personal representative of the deceased stockholder as necessary to meet state or federal taxes due as a result of the inclusion of the restricted shares in the taxable estate of the deceased.

  The officers of the Company are authorized to place appropriate restrictive transfer legends on the certificates representing the shares of common stock which are the subject of the above-referenced restrictions.

                                    PART II

          INFORMATION NOT REQUIRED IN THE PROXY STATEMENT/PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under the KGCC, a corporation may indemnify any person made or threatened to be made a party to any legal proceeding, including any suit by or in the name of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such a capacity with respect to another enterprise, against expenses and other amounts reasonably incurred by him in connection with such legal proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The foregoing notwithstanding, no indemnification may be made in respect of any claim brought by or in the name of the corporation as to which such person is adjudged to be liable to the corporation unless and only to the extent that a proper court determines that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper. To the extent a person has been successful in the defense of any of the foregoing proceedings or as to any particular issue therein, such person shall be indemnified by the corporation against expenses reasonably incurred by such person in connection therewith. These indemnification rights are not exclusive of any other rights to which the person seeking indemnification is entitled and do not limit a corporation's right to provide further indemnification.

  The AWG Group Articles of Incorporation contain a provision that eliminates the personal liability of AWG Group's directors to AWG Group or its shareholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the KGCC. Provisions in the AWG Group Articles of Incorporation and Bylaws entitle existing or former directors, officers and employees of AWG Group or persons serving in any capacity with respect to any other enterprise at the request of AWG Group to be indemnified by AWG Group against costs and expenses, attorneys' fees, judgments, fines and amounts paid in settlement that are actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, investigative or administrative by reason of the fact that such person served in any of the foregoing capacities. AWG Group may also be required to advance costs incurred by directors, officers and employees in such situations.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

  (a) The exhibits to this Registration Statement are listed in the Exhibit Index hereto and are incorporated herein by reference.

  (b) The financial statement schedule of Associated Wholesale Grocers, Inc. and subsidiaries for each of the years in the three-year period ended December 30, 1995.

                                                                    SCHEDULE II

              ASSOCIATED WHOLESALE GROCERS, INC. AND SUBSIDIARIES

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

    YEARS ENDED DECEMBER 25, 1993, DECEMBER 31, 1994 AND DECEMBER 30, 1995

                                       BALANCE AT CHARGED TO            BALANCE
                                       BEGINNING  COSTS AND  DEDUCTIONS AT END
DESCRIPTION                             OF YEAR    EXPENSES  AND OTHER  OF YEAR
-----------                            ---------- ---------- ---------- -------
                                                (DOLLARS IN THOUSANDS)
Allowance for Doubtful Accounts:
  Year ended:
    December 25, 1993.................    $487       --          30      $457
                                          ====       ===        ===      ====
    December 31, 1994.................    $457       --          25      $432
                                          ====       ===        ===      ====
    December 30, 1995.................    $432       375        --       $807
                                          ====       ===        ===      ====

ITEM 22. UNDERTAKINGS

  The undersigned registrant hereby undertakes as follows:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
  1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (6) That every prospectus: (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (7) Insofar as indemnification, for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (8) To respond to requests for information that is incorporated by reference into the Joint Proxy Statement/Prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENTS THERETO TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF KANSAS CITY, AND STATE OF KANSAS ON THE 18TH DAY OF DECEMBER, 1996.

                                          Associated Wholesale Grocers Group,
                                           Inc.

                                                   /s/ Mike DeFabis
                                          By: _________________________________
                                                       Mike DeFabis,
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


        /s/ Mike DeFabis             President, Chief Executive    December 18, 1996
____________________________________   Officer and Director
            Mike DeFabis               (Principal Executive
                                       Officer)

       /s/ Gary Phillips             Executive Vice President of   December 18, 1996
____________________________________   Finance and Administration
           Gary Phillips               and Chief Financial
                                       Officer (Principal
                                       Financial and Accounting
                                       Officer)

       /s/ Doug Carolan*             Director                      December 18, 1996
____________________________________
            Doug Carolan

       /s/ J. Fred Ball*             Director                      December 18, 1996
____________________________________
            J. Fred Ball

        /s/ James Queen*             Director                      December 18, 1996
____________________________________
            James Queen

     /s/ Donald Woods, Jr.*          Director                      December 18, 1996
____________________________________
         Donald Woods, Jr.


--------
   *Executed by Mike DeFabis as attorney-in-fact

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                       DESCRIPTION OF DOCUMENT
  -------                      -----------------------
   2       Agreement and Plan of Merger, dated as of September 30, 1996 by and among Associated Wholesale Grocers, Inc., Associated
           Wholesale Grocers Group, Inc. and AWG Merger Corp. as amended on December 18, 1996 (Included as Annex A to the Proxy
           Statement/Prospectus contained in this Registration Statement)
   3.1     Articles of Incorporation of Associated Wholesale Grocers
           Group, Inc. (Included as Annex B to the Proxy
           Statement/Prospectus contained in this Registration Statement)
   3.2     By-laws of Associated Wholesale Grocers Group, Inc. (Included as Annex D to the Proxy Statement/ Prospectus contained in this Registration Statement)
  *4.1     Shareholder Rights Plan
  *4.2     Certificate of Designation
   5       Opinion of Blackwell Sanders Matheny Weary & Lombardi L.C.
   8.1     Opinion of Blackwell Sanders Matheny Weary & Lombardi L.C.
   8.2     Opinion of KPMG Peat Marwick LLP
 *10.1     Associated Wholesale Grocers Group, Inc. 1996 Equity Incentive
           Plan.
 *10.2     Supply Agreement between Associated Wholesale Grocers, Inc.
           and Homeland Stores, Inc. dated April 21, 1995.
 *10.3     Agreement between Associated Wholesale Grocers, Inc. and Gen-
           eral Drivers, Chauffeurs and Helpers Local Union Number 886 dated April 23, 1995.
 *10.4     Agreement between Associated Wholesale Grocers, Inc. and De-
           partment Store, Package, Grocery, Paper House, Liquor and Meat
           Drivers, Helpers and Warehousemen Local Union Number 955 dated
           January 12, 1994.
 *10.5     Agreement between Associated Wholesale Grocers, Inc. and Team-
           ster Local Union Number 245 dated April 30, 1995.
 *10.6     Unsecured Credit Agreement among Associated Wholesale Grocers,
           Inc. and its subsidiaries and UMB Bank, N.A., Harris Trust and
           Savings Bank, NBD Bank and UMB Bank, N.A. as agent dated April
           17, 1995.
 *10.7     Associated Wholesale Grocers, Inc. Nonqualified Deferred Com-
           pensation Plan
 *10.8     Associated Wholesale Grocers, Inc. Pension Restoration Plan
  23.1     Consent and Report on Schedule
  23.2     Consent of Blackwell Sanders Matheny Weary & Lombardi L.C.
           (Included in Exhibits 5 and 8.1).
  24       Powers of Attorney
  99.1     Form of Proxy to be used in connection with the Special Meet-
           ing of Shareholders of Associated Wholesale Grocers, Inc.--
           Class A Common Stock
  99.2     Form of Proxy to be used in connection with the Special Meet-
           ing of Shareholders of Associated Wholesale Grocers, Inc.--
           Class A and Class B Common Stock
 *99.3     Form of Informational Statement
  99.4     Consent of Lazard Freres & Co. LLC
  99.5     Consent of Smith Barney Inc.
  99.6     Consent of George K. Baum & Company
  99.7     Consents of proposed directors

--------
  *Incorporated by reference to the same numbered exhibit as filed with the Registrant's Registration Statement on Form S-4, No. 33-10525 and amendments thereto.